IMPORTANT INFORMATION FOR SHAREHOLDERS

THE BANK OF NOVA SCOTIA NOTICE OF THE 181ST

Annual meeting

of shareholders and

management proxy circular

Dear Shareholders,

We invite you to attend our 181st Annual Meeting of Shareholders, which will be held at the World Trade and Convention Centre, Halifax, Nova Scotia, at 10:00 a.m. (local time) on Tuesday, April 9, 2013. The Scotiabank Board of Directors and Executive team look forward to meeting you that day as we present our views on the Bank’s 2012 financial results and outline plans for the future. We hope you can join us.

Please take the time to read these documents which contain important information about the business to be conducted at the Annual Meeting. This includes reviewing nominated Directors, corporate governance practices and Executive Officer and Director compensation.

If you cannot attend the Annual Meeting, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting. It is important that your shares be represented in the voting.

Live coverage of the Annual Meeting will be available through the Investor Relations section at www.scotiabank.com. A recording of the meeting will be available on that site for several months.

Sincerely,

John T. Mayberry	Rick Waugh
Chairman of the Board	Chief Executive Officer

YOUR PARTICIPATION IS IMPORTANT.

PLEASE TAKE A MINUTE TO VOTE.

VOTING INSTRUCTIONS COMMENCE ON PAGE 1.

NOTICE OF OUR 181ST ANNUAL MEETING OF SHAREHOLDERS

You are invited to our 2013 Annual Meeting of Shareholders.

When: Tuesday, April 9, 2013 10:00 a.m. (local time)	Where: World Trade and Convention Centre Grand Ballroom B 1800 Argyle Street Halifax, Nova Scotia B3J 2V9

Our meeting will cover:

Financial statements – You will receive the financial statements for the fiscal year ended October 31, 2012 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board. In the “Nominees for Election to the Board of Directors” section starting on page 6, you will find information about each nominated director, including his or her background and experience, committee work and share ownership. All directors are elected for a term of one year.

Auditors – You will vote on re-appointing KPMG LLP as auditors. The board, on the recommendation of the audit and conduct review committee, has proposed that KPMG LLP be re-appointed as the bank’s shareholders’ auditors. The “Appointment of Auditors” section starting on page 4 tells you about the services KPMG LLP provided the bank in 2012 and the fees that we paid them. A representative of KPMG LLP has been invited to the Annual Meeting.

Say on Pay vote – You will be asked to consider and approve the following advisory (non-binding) resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2013 annual meeting of shareholders of the Bank.”

Shareholder proposals – You will be asked to consider three proposals submitted by two shareholders. These proposals and our responses start on page 57.

Other business – If other items of business are properly brought before the meeting, or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Annual Meeting.

As of the record date, February 12, 2013, there were 1,191,898,274 bank common shares outstanding and, subject to applicable Bank Act (Canada) restrictions, all of these common shares entitle holders to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than April 8, 2013, 5:00 p.m. Eastern Daylight Time.

By order of the Board

Toronto, Ontario, Canada February 12, 2013	Deborah M. Alexander Executive Vice-President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of February 7, 2013 unless otherwise indicated.

This management proxy circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “bank”) of proxies for use at the annual meeting of shareholders of the bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

VOTING

WHO CAN VOTE?

One Vote Per Share

February 12, 2013 is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.

Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the bank (a “bank common share”) registered in his or her name as of February 12, 2013. As of February 7, 2013, there were 1,191,898,274 bank common shares outstanding.

Under the Bank Act (Canada) (the “Bank Act”), no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the bank’s issued and outstanding shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

For more information about voting rights, contact the bank’s Secretary.

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VOTING IN PERSON

Registered shareholders who attend the meeting in Halifax on April 9, 2013, can cast one vote for each bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the bank’s shareholders are beneficial shareholders rather than registered shareholders. If you are a beneficial shareholder, please see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

VOTING BY PROXY

Registered shareholders who do not plan to come to the meeting can vote by using the proxy form to appoint someone who will be there as their proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the directors of the bank, who are designated on the form, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote” section below).

To record your vote, you must ensure that your signed proxy reaches the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 8, 2013, 5:00 p.m. Eastern Daylight Time. You may return it:

By mail to: 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1

OR

By fax to: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver this written revocation to either of these addresses:

The Bank of Nova Scotia Executive Offices 44 King Street West Toronto, Ontario, Canada M5H 1H1 Attention: Deborah M. Alexander Executive Vice-President, General Counsel and Secretary Fax: 416-866-5090	OR	The Bank of Nova Scotia Head Office 1709 Hollis Street Halifax, Nova Scotia, Canada B3J 1W1 Attention: Islay McGlynn Senior Vice-President, Atlantic Region Fax: 1-877-841-9920

The proxy can be revoked if a revocation: (a) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (b) is deposited with the chairman of the meeting on the day of the meeting (or of the continuation), or (c) in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 8, 2013, 5:00 p.m. Eastern Daylight Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by April 8, 2013, 5:00 p.m. Eastern Daylight Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, WITHHOLD, or ABSTAIN, as applicable), then your proxyholder must vote your shares accordingly on that ballot.

If you have NOT specified how you want to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes.

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If you have appointed the persons designated in the form of proxy as your proxyholder, unless contrary instructions are provided, your shares will be voted at the meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this management proxy circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR the advisory vote on the bank’s approach to executive compensation (or “Say on Pay”), and

•	AGAINST the shareholder proposals described in Schedule A

For more information on any of these matters, see below under “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. We are not aware of any other matters to be presented at the meeting.

Confidentiality

All proxies are considered confidential and will be returned to the bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results, which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the bank if it has a comment intended for the bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, which also permits voting by alternate means such as telephone, fax (if available), or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are the procedures to permit the non-registered holders to direct the voting of the bank common shares that they beneficially own.

If non-registered holders wish to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary. They must carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters you are being asked to vote on at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

We request that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.

We will pay the cost of proxy solicitation, which will be primarily by mail. However, employees of the bank or employees of Computershare Trust Company of Canada may also solicit proxies by telephone, in writing or in person. We may also use the services of solicitation agents at nominal cost.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements and management’s discussion & analysis for the year ended October 31, 2012 are included in our Annual Report, which has been mailed to shareholders with this management proxy circular and/or is available on our website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov.

ELECTION OF DIRECTORS

The 14 nominees proposed for election as directors, who were recommended by the corporate governance and pension committee to the board, are listed under the heading “Nominees for Election to the Board of Directors” beginning on page 6.

The term of office of each director expires at the close of the next annual meeting following the election of the director.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the 14 nominees listed beginning on page 6. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

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APPOINTMENT OF AUDITORS

KPMG LLP has served continuously as one of our auditors since 1992 and became our sole auditor on March 3, 2006, when it was re-appointed by the shareholders at our annual meeting.

Management proposes that KPMG LLP be re-appointed as our shareholders’ auditors. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of our next annual meeting.

Shareholders’ Auditors’ Services Pre-approval Policies and Procedures

The audit and conduct review committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the bank’s shareholders’ auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the bank’s shareholders’ auditors and to ensure the independence of the bank’s shareholders’ auditors is not compromised through engaging them for other services. The Policies state that the audit and conduct review committee shall pre-approve the following:

•	Audit services (all such engagements provided by the bank’s shareholders’ auditors as well as all such engagements provided by any other registered public accounting firm), and

•	Other permitted services to be provided by the bank’s shareholders’ auditors (primarily audit and audit-related services)

The bank’s shareholders’ auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the audit and conduct review committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the bank, its subsidiaries and entities that are required to be consolidated by the bank. The audit and conduct review committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the audit and conduct review committee’s responsibilities to management of the bank.

Fees Paid to Shareholders’ Auditors

Fees paid by the bank to the shareholders’ auditors, KPMG LLP, for the years ended October 31, 2012 and October 31, 2011 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2012	2011
Audit services	$20.7	$18.9
Audit-related services	0.5	1.4
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.5	0.5
	$21.8	$20.9

The nature of these services is as follows:

•

Audit services generally relate to the statutory audits and review of financial statements, professional services associated with the bank’s International Financial Reporting Standards (“IFRS”) transition, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings

•

Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, consultation and training on accounting and financial reporting under IFRS and review of internal controls of new general ledger being implemented at head office

•

Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages

SAY ON PAY VOTE

Our compensation policies and procedures are based on the principle of pay for performance. We believe they align the interests of our executive team with the long-term interests of our shareholders. This non-binding advisory shareholder vote, commonly known as “Say on Pay,” gives you as a shareholder the opportunity to endorse or not endorse our approach to our executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2013 annual meeting of shareholders of the Bank.”

Because your vote is advisory, it will not be binding upon the board. However, the human resources committee and the board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements. If a majority of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the human

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resources committee will review the approach to executive compensation in the context of the specific concerns of the shareholders and may make recommendations to the board. Following the review by the human resources committee, the bank intends to disclose a summary of the process undertaken by the human resources committee and an explanation of any changes being implemented in relation to the bank’s executive compensation. The bank will provide this disclosure within six months of the relevant shareholders’ meeting and, in any case, not later than the next management proxy circular.

We believe the “Say on Pay” proposal demonstrates our commitment to our shareholders. At the bank’s 2012 shareholders’ meeting, slightly more than 94% of shareholders voted in favour of management’s approach to executive compensation. We are always appreciative of comments and questions on our executive compensation practices. The human resources committee and the board will continue to review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. Please see the contact information on the back cover of this management proxy circular for more details on how you can ask questions of the board and the human resources committee.

The board confirms that the bank’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (“CCGG”) Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” OUR APPROACH TO EXECUTIVE COMPENSATION, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS IN THIS MANAGEMENT PROXY CIRCULAR.

SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are three proposals which two shareholders of the bank plan to raise at the meeting. These are:

•	That the board reassure shareholders and stakeholders each year that the pension plans provided by the bank are managed in accordance with sound management best practices

•	That the board adopt a policy of providing to all employees of the institution, irrespective of their hierarchical level, the same type of pension plan (defined contribution or defined benefit)

•

That all independent directors, who serve on the board of the bank, be obligated to retain the level of share ownership that is required of them as board members for at least two years after their resignations or retirements from the board of the bank

If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these three proposals.

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NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The table below provides information about the nominated directors, including their background, experience, meeting attendance, boards they sit on and bank securities held. The information about the securities held by each nominated director is as of October 31, 2012.

Ronald A. Brenneman Calgary, Alberta, Canada Director since 2000 Independent Age: 66 Ineligible for re-election in April 2017

Mr. Brenneman is a corporate director and was Executive Vice-Chairman of Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010. He was President and Chief Executive Officer of Petro-Canada from January 2000 until August 2009. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Areas of Expertise: Oil and Gas, Finance, Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	BCE Inc.
	Audit and Conduct Review		3 of 3	100%	WestJet Airlines Ltd.
	Executive and Risk		5 of 5	100%	Ithaca Energy Inc.
	Human Resources		6 of 6	100%	Past Public Company Directorships (2008 – 2012) Petro-Canada
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	85,000	45,472	130,472	$7,078,106	$7,078,106	15.7	59.0
	2011	75,219	42,004	117,223	$6,157,724	$6,381,664	14.2	53.2
	Change	9,781	3,468	13,249	$920,382	$696,442	1.5	5.8

C.J. Chen Singapore Director since 1990 Independent Age: 67 Ineligible for re-election in April 2015

Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore.

Areas of Expertise: Law, International, Corporate and Capital Markets

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Amatil Investments (Singapore) Pte. Ltd.
	Corporate Governance		6 of 6	100%	Past Public Company Directorships (2008 – 2012)
	and Pension				Polo Ralph Lauren Sourcing Company Limited
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	33,624	29,917	63,541	$3,447,099	$3,447,099	7.7	28.7
	2011	33,624	25,928	59,552	$3,128,267	$3,128,267	7.0	26.1
	Change	0	3,989	3,989	$318,832	$318,832	0.7	2.6

David A. Dodge, O.C. Ottawa, Ontario, Canada Director since 2010 Independent Age: 69 Ineligible for re-election in April 2020

Mr. Dodge is a senior advisor to Bennett Jones LLP. He has had a distinguished career in the federal public service, most recently as Governor of the Bank of Canada from 2001 to 2008. Mr. Dodge received his B.A. (Economics, Hons.) from Queen’s University, and a Ph.D. in Economics from Princeton. He is an Officer of the Order of Canada.

Areas of Expertise: National and International Economics, Finance, Public Policy

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		8 of 9	89%	Atco Ltd.
	Executive and Risk		9 of 9	100%	Canadian Utilities Limited
					Past Public Company Directorships (2008 – 2012)
					N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	4,500	5,162	9,662	$524,164	$524,164	1.2	4.4
	2011	4,000	2,705	6,705	$352,214	$352,214	0.8	2.9
	Change	500	2,457	2,957	$171,950	$171,950	0.4	1.5

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N. Ashleigh Everett Winnipeg, Manitoba, Canada Director since 1997 Independent Age: 56 Ineligible for re-election in April 2021

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, Royal Canadian Properties Limited, a real estate and property development company, and L’Eau-1 Inc., a water purification company. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Areas of Expertise: Retail and Real Estate Development, Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Manitoba Telecom Services Inc.
	Corporate Governance and Pension (Chair)		6 of 6	100%	Past Public Company Directorships (2008 – 2012) N/A
	Executive and Risk		9 of 9	100%
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	17,758	41,371	59,129	$3,207,748	$3,207,748	7.1	26.7
	2011	16,284	36,122	52,406	$2,752,887	$2,865,407	6.4	23.9
	Change	1,474	5,249	6,723	$454,861	$342,341	0.7	2.8

John C. Kerr, C.M., O.B.C., LL.D. Vancouver, British Columbia, Canada Director since 1999 Independent Age: 68 Ineligible for re-election in April 2015

Mr. Kerr is Chairman of Lignum Investments Ltd., a privately-held investment company, and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley. He is a recipient of the Order of Canada and the Order of British Columbia.

Areas of Expertise: Forest Products, Finance

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Executive and Risk		9 of 9	100%	Past Public Company Directorships (2008 – 2012)
	Human Resources (Chair)		6 of 6	100%	N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	11,812	42,626	54,438	$2,953,262	$2,953,262	6.6	24.6
	2011	11,812	39,272	51,084	$2,683,443	$2,795,963	6.2	23.3
	Change	0	3,354	3,354	$269,819	$157,299	0.4	1.3

John T. Mayberry, C.M. Burlington, Ontario, Canada Director since 1994 Independent Age: 68 Ineligible for re-election in April 2015

Mr. Mayberry is the non-executive Chairman of the Board of the Bank. He is the retired Chairman and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. Mr. Mayberry currently serves as lead director of Irving Oil and its subsidiaries. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He is a Member of the Order of Canada.

Areas of Expertise: Primary Steel Products, Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Audit and Conduct Review		3 of 3	100%	Past Public Company Directorships (2008 – 2012)
	Corporate Governance and Pension		6 of 6	100%	MDS Inc.
	Executive and Risk		9 of 9	100%
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	13,905	60,994	74,899	$4,063,271	$4,063,271	9.0	33.9
	2011	13,467	52,892	66,359	$3,485,838	$3,485,838	7.7	29.0
	Change	438	8,102	8,540	$577,433	$577,433	1.3	4.9

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Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Independent Age: 67 Ineligible for re-election in April 2019 Designated Audit Committee Financial Expert

Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Areas of Expertise: Accounting, Finance, Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Adecco, S.A.
	Audit and Conduct Review (Chair)		3 of 3	100%	BCE Inc. (Chair) Bell Canada (Chair)
	(Member)		3 of 3	100%	Loblaw Companies Limited
	Corporate Governance and Pension		3 of 3	100%	Nexen Inc. Past Public Company Directorships (2008 – 2012)
	Executive and Risk		5 of 5	100%	N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	11,300	15,612	26,912	$1,459,976	$1,459,976	3.2	12.2
	2011	11,300	11,256	22,556	$1,184,867	$1,184,867	2.6	9.9
	Change	0	4,356	4,356	$275,109	$275,109	0.6	2.3

Brian J. Porter Toronto, Ontario, Canada Non-Independent Age: 54 Ineligible for re-election in April 2028

Brian Porter is President of Scotiabank. He began his career with Scotiabank in 1981 and, over the years, has progressed through a series of increasingly senior positions across the Bank, including executive roles with Global Banking & Markets, Global Risk Management, Group Treasury and International Banking. Brian holds a Bachelor of Commerce Degree from Dalhousie University. He is a graduate of the Advanced Management Program of Harvard Business School.

Areas of Expertise: Banking, Management, International Markets

	Board and Committees		Meeting Attendance		Public Company Directorships
	Not currently a director		N/A		Scotia Group Jamaica Limited Scotiabank Trinidad & Tobago Limited
Past Public Company Directorships (2008 – 2012)
N/A
Bank Securities Held:
	Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs	Total Amount of Equity at Risk (Common Shares, DSUs and Employee Stock Options)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	94,479	13,676	108,155	$5,867,409	$9,014,164	N/A	N/A

Aaron W. Regent Toronto, Ontario, Canada Independent Age: 47 Ineligible for re-election in April 2028

Mr. Regent is the Founder and Managing Partner of Magris Resources Inc. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, he was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. He holds a Bachelor of Arts from the University of Western Ontario and is a Member of the Institute of Chartered Accountants of Ontario.

Areas of Expertise: Metals and Mining, Finance, Management, International Business

	Board and Committees		Meeting Attendance		Public Company Directorships
	Not currently a director		N/A		N/A
Past Public Company Directorships (2008 – 2012)
Barrick Gold Corporation African Barrick Gold Plc
Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	Current*	6,870	N/A	6,870	$403,475	$403,475	N/A	N/A

*	The information about the securities held by Mr. Regent is as of February 7, 2013.

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Indira V. Samarasekera, O.C., Ph.D. Edmonton, Alberta, Canada Director since 2008 Independent Age: 60 Ineligible for re-election in April 2021

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta and former Vice-President, Research at the University of British Columbia (2000-2005). She holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. Dr. Samarasekera is an Officer of the Order of Canada.

Areas of Expertise: Engineering, Public Policy, Education

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Audit and Conduct Review		6 of 6	100%	Past Public Company Directorships (2008 – 2012)
	Human Resources		6 of 6	100%	N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	1,948	14,181	16,129	$874,998	$874,998	1.9	7.3
	2011	1,948	10,462	12,410	$651,897	$651,897	1.4	5.4
	Change	0	3,719	3,719	$223,101	$223,101	0.5	1.9

Susan L. Segal New York, New York, U.S.A. Director since 2011 Independent Age: 60 Ineligible for re-election in April 2023

Ms. Segal was elected President and Chief Executive Officer of the Americas Society and Council of the Americas in August 2003. Previously, she was a Banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner.

Areas of Expertise: Latin America and International, Risk, Capital Markets, Banking

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		8 of 8	100%	MercadoLibre, Inc.
	Audit and Conduct Review		5 of 5	100%	Past Public Company Directorships (2008 – 2012)
	Corporate Governance		3 of 3	100%	N/A
	and Pension
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	0	2,943	2,943	$159,658	$159,658	0.4	1.3
	2011	N/A
	Change	0	2,943	2,943	$159,658	$159,658	0.4	1.3

Paul D. Sobey Chance Harbour, Pictou County, Nova Scotia, Canada Director since 1999 Independent Age: 55 Ineligible for re-election in April 2021

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. Mr. Sobey is a Fellow of the Institute of Chartered Accountants of Nova Scotia.

Areas of Expertise: Retail Business, Management, Finance

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	Crombie Real Estate Investment Trust
	Audit and Conduct Review		6 of 6	100%	Empire Company Limited
	Corporate Governance and Pension		6 of 6	100%	Sobeys Inc.
					Past Public Company Directorships (2008 – 2012) Emera Incorporated
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	44,000	47,327	91,327	$4,954,490	$4,954,490	11.0	41.3
	2011	30,000	42,311	72,311	$3,798,497	$3,911,017	8.7	32.6
	Change	14,000	5,016	19,016	$1,155,993	$1,043,473	2.3	8.7

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Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Independent Age: 63 Ineligible for re-election in April 2020

Ms. Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Spectrum Brands, Inc. and The Dial Corporation. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Areas of Expertise: Consumer Products Management, Brand Management, Management

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	N/A
	Audit and Conduct Review		6 of 6	100%	Past Public Company Directorships (2008 – 2012)
	Human Resources		6 of 6	100%	Spectrum Brands, Inc.
	Bank Securities Held:
	Fiscal Year	Common Shares	DDSUs	Total Common Shares and DDSUs	Total Value of Common Shares and DDSUs	Total Amount of Equity at Risk (Common Shares, DDSUs and DSOs, as applicable)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	13,021	6,561	19,582	$1,062,324	$1,062,324	2.4	8.9
	2011	13,021	3,148	16,169	$849,358	$849,358	1.9	7.1
	Change	0	3,413	3,413	$212,966	$212,966	0.5	1.8

Richard (Rick) E. Waugh, O.C. Toronto, Ontario, Canada Director since 2003 Non-Independent Age: 65 Ineligible for re-election in April 2018

Rick Waugh is Chief Executive Officer of Scotiabank. He was President and Chief Executive Officer from 2003 until the end of October 2012. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s treasury, corporate, international and retail banking areas. Rick holds a Bachelor of Commerce (Hons.) degree from the University of Manitoba, a Master of Business Administration from York University and is a Fellow of the Institute of Canadian Bankers. He is an Officer of the Order of Canada.

Areas of Expertise: Banking, Management, International Markets

	Board and Committees		Meeting Attendance		Public Company Directorships
	Board		9 of 9	100%	TransCanada Corporation
	Executive and Risk		9 of 9	100%	TransCanada PipeLines Limited
					Past Public Company Directorships (2008 – 2012)
					N/A
	Bank Securities Held:
	Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs	Total Amount of Equity at Risk (Common Shares, DSUs and Employee Stock Options)	Total Value as a Multiple of Share Ownership Target ($450,000)	Total Value as a Multiple of Board Retainer ($120,000)
	2012	254,158	483,868	738,026	$40,037,911	$68,594,422	N/A	N/A
	2011	253,921	464,408	718,329	$37,733,822	$70,246,338	N/A	N/A
	Change	237	19,460	19,697	$ 2,304,089	$(1,651,916)	N/A	N/A

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	The closing price of the bank’s common shares on the Toronto Stock Exchange (the “TSX”) on February 7, 2013 was $58.73, on October 31, 2012 was $54.25 and on October 31, 2011 was $52.53.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

4.	Ms. Segal was, at the request and on behalf of JPMorgan Partners/Chase Capital Partners, a director of StarMedia Network, Inc. StarMedia Network, Inc. underwent an organized wind-up, which involved, among other things, a sale of its assets and a filing for bankruptcy protection under Chapter 7 of the U.S. Bankruptcy Code in December 2003.

5.	Ms. Thomas was, prior to September 2, 2009, a director of Spectrum Brands, Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

6.	Messrs. Brenneman, Kerr and Sobey and Ms. Everett had unexercised options as at October 31, 2011. The value of these unexercised options is included in their 2011 total amount of equity at risk. As at October 31, 2011, the value of the unexercised options was as follows: Mr. Brenneman $223,940; Mr. Kerr $112,520; Mr. Sobey $112,520; and Ms. Everett $112,520. As at November 2, 2012, there were no outstanding options under the plan.

7.	Mr. Porter and Mr. Waugh participate in the DSU Plan for senior executives. For further details on Mr. Waugh’s aggregate holdings, see the “Summary Compensation Table” on page 43. Mr. Waugh has not received any DSOs; details on Mr. Waugh’s option holdings can be found in the stock options table on page 44. Mr. Porter has a share ownership requirement of 4 times base salary and Mr. Waugh of 7 times base salary; refer to the “Executive Share Ownership Guidelines” section on page 32 for details.

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Independence of Directors

The board determines the independence of each director when it approves director nominees for shareholder election. Based on the questionnaires completed by each of the proposed nominees, the board determined that 12 of 14 proposed nominees have no material relationship with the bank and are therefore independent. The bank’s Director Independence Standards can be found on our website at www.scotiabank.com in the Corporate Governance section. The following table sets out the relationship of the proposed nominees to the bank:

NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NOT INDEPENDENT STATUS
Ronald A. Brenneman	✓
C.J. Chen	✓
David A. Dodge	✓
N. Ashleigh Everett	✓
John C. Kerr	✓
John T. Mayberry	✓
Thomas C. O’Neill	✓
Brian J. Porter		✓	President
Aaron W. Regent	✓
Indira V. Samarasekera	✓
Susan L. Segal	✓
Paul D. Sobey	✓
Barbara S. Thomas	✓
Richard E. Waugh		✓	CEO

Interlocking Directorships

The board does not believe that interlocking board memberships among our directors impact the ability of those directors to act in the bank’s best interests. Directors of the bank who serve together on the boards of directors of other public companies (including committee memberships) are as follows:

CORPORATION	DIRECTORS	ROLE
BCE Inc.	Mr. Brenneman	Management Resources and Compensation Committee (Chair) Pension Fund Committee (member)
	Mr. O’Neill	Chair of the Board of Directors

Director Attendance at Annual Meeting

The bank encourages board members to attend the bank’s annual meeting. At the last annual meeting, held on April 3, 2012, all of the current proposed nominees for director, who were directors at that time, attended, except Mr. Dodge and Mr. Sobey.

Board and Committee Meetings Held and Overall Attendance Levels

Below is a summary of board and committee meetings held during fiscal 2012. The directors have the opportunity to hold “in camera” sessions without management present at every board and committee meeting. An “in camera” session without management present was held at every board meeting during fiscal 2012.

BOARD/COMMITTEE	NUMBER OF MEETINGS	ATTENDANCE AT ALL MEETINGS
Board	9	99.2%
Audit and Conduct Review Committee	6	100%
Corporate Governance and Pension Committee	6	100%
Executive and Risk Committee	9	100%
Human Resources Committee	6	100%
Total Number of Meetings Held	36	99.7%

1.	In addition, there were five meetings held with regulators, shareholders and shareholder activist groups during fiscal 2012.

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Summary of Attendance of Directors

A summary of attendance for board and committee members during fiscal 2012 is set out below:

NAME	BOARD MEETINGS ATTENDED		COMMITTEE MEETINGS ATTENDED			TOTAL MEETINGS ATTENDED
Ronald A. Brenneman[1]	9 of 9	100%	3 of 3 ACRC 5 of 5 ERC 6 of 6 HRC	100 100 100	% % %	23 of 23	100%
C.J. Chen	9 of 9	100%	6 of 6 CGPC	100%		15 of 15	100%
David A. Dodge	8 of 9	89%	9 of 9 ERC	100%		17 of 18	94%
N. Ashleigh Everett	9 of 9	100%	6 of 6 CGPC (Chair) 9 of 9 ERC	100 100	% %	24 of 24	100%
John C. Kerr	9 of 9	100%	9 of 9 ERC 6 of 6 HRC (Chair)	100 100	% %	24 of 24	100%
Michael J.L. Kirby[2]	4 of 4	100%	3 of 3 ACRC (Chair) 4 of 4 ERC	100 100	% %	11 of 11	100%
John T. Mayberry[3]	9 of 9	100%	3 of 3 ACRC 6 of 6 CGPC 9 of 9 ERC	100 100 100	% % %	27 of 27	100%
Thomas C. O’Neill[4]	9 of 9	100%	3 of 3 ACRC (Chair) 3 of 3 ACRC 3 of 3 CGPC 5 of 5 ERC	100 100 100 100	% % % %	23 of 23	100%
Alexis E. Rovzar de la Torre[5]	1 of 1	100%	1 of 1 ACRC 1 of 1 CGPC	100 100	% %	3 of 3	100%
Indira V. Samarasekera	9 of 9	100%	6 of 6 ACRC 6 of 6 HRC	100 100	% %	21 of 21	100%
Susan L. Segal[6]	8 of 8	100%	5 of 5 ACRC 3 of 3 CGPC	100 100	% %	16 of 16	100%
Allan C. Shaw	9 of 9	100%	9 of 9 ERC (Chair) 6 of 6 HRC	100 100	% %	24 of 24	100%
Paul D. Sobey	9 of 9	100%	6 of 6 ACRC 6 of 6 CGPC	100 100	% %	21 of 21	100%
Barbara S. Thomas	9 of 9	100%	6 of 6 ACRC 6 of 6 HRC	100 100	% %	21 of 21	100%
Richard E. Waugh[7]	9 of 9	100%	9 of 9 ERC	100%		18 of 18	100%
TOTAL	120 of 121	99.2%	168 of 168	100%		288 of 289	99.7%

Legend:

ACRC – Audit and Conduct Review Committee	ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee	HRC – Human Resources Committee

Note:	The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2012.

1.	Mr. Brenneman ceased to be a member of the ACRC on April 3, 2012. Mr. Brenneman was appointed a member of the ERC effective April 3, 2012 and attended two ERC meetings by invitation prior to his appointment.

2.	Mr. Kirby retired from the board effective April 3, 2012.

3.	Mr. Mayberry was appointed a member of the ACRC effective April 3, 2012; previously, he was an ex-officio member and attended 3 of 3 ACRC meetings in his capacity as an ex-officio member. Mr. Mayberry is an ex-officio member of the HRC and attended 6 of 6 HRC meetings in this capacity.

4.	Mr. O’Neill ceased to be a member of the CGPC on April 3, 2012. Mr. O’Neill was appointed a member of the ERC effective April 3, 2012 and attended two ERC meetings by invitation prior to his appointment. Mr. O’Neill was appointed chair of the ACRC on April 3, 2012; previously he was a member.

5.	Mr. Rovzar ceased to be a director on January 7, 2012.

6.	Ms. Segal was appointed to the board and a member of the ACRC effective December 2, 2011. She attended one board meeting and one ACRC meeting by invitation prior to her appointment. Ms. Segal was appointed a member of the CGPC effective April 3, 2012 and attended one CGPC meeting by invitation prior to her appointment.

7.	Mr. Waugh is not a member of any board committee except for the ERC. He attended all other committee meetings as a management invitee.

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DIRECTORS’ COMPENSATION

Our director compensation structure is designed to attract and retain qualified individuals to serve on our board and align the interests of our directors with those of our other shareholders. For example, we require our directors to receive their entire dedicated board retainer in either bank common shares or Directors’ Deferred Stock Units (“DDSUs”) to ensure our directors think and act in a way that aligns their interests with those of our other shareholders. The following sections provide greater and more specific detail on director compensation at the bank.

DIRECTORS’ COMPENSATION STRUCTURE

The corporate governance and pension committee annually reviews the director compensation structure to ensure it aligns the interests of directors and shareholders. As part of its review of the director compensation structure, the corporate governance and pension committee considers the directors’ risks, responsibilities, time commitment, complexity of information and decisions, best practices and general market trends for director compensation, as well as the director compensation structure at each of our peers. The peer group for purposes of determining the competitiveness of our director compensation structure includes the Bank of Montreal, CIBC, Royal Bank of Canada and TD Bank. If changes to our director compensation structure are necessary or appropriate, the corporate governance and pension committee makes recommendations to the board for consideration and approval. The 2013 director compensation structure was approved by the board in October 2012.

The bank paid its non-employee directors the following fees in fiscal 2012:

Annual Retainers	($)
Non-Executive Chairman of the Board[1]	300,000
Dedicated Board Retainer[2]	90,000
Board Retainer[3]	30,000
Committee Chairs
Audit and Conduct Review Committee Chair	40,000
Executive and Risk Committee Chair	25,000
Human Resources Committee Chair	25,000
Corporate Governance and Pension Committee Chair	20,000
Committee Members
Audit and Conduct Review Committee Members	6,000
Other Committee Members	3,000
Meeting Attendance Fees
Board and Committee Meeting Attendance Fee	2,000
Meeting Attendance Fee for Meetings with Regulators, Shareholders or Shareholder Activist Groups	2,000

1.	The non-executive chairman of the board receives no additional fees, except the meeting attendance fee for meetings with regulators, shareholders or shareholder activist groups.

2.	Directors must take their dedicated board retainer in either bank common shares or DDSUs.

3.	Directors may choose to receive all or part of their cash retainer in bank common shares or DDSUs.

4.	Mr. Waugh, who is an officer of the bank, does not receive any fees for serving as a director. Mr. Porter, who is an officer of the bank, would not receive any fees for serving as a director.

Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business. Directors do not participate in any bank pension plans or any other bank compensation plans. Director compensation for fiscal 2012 is included below.

The only change approved to the fee structure for fiscal 2013 is an increase to the annual retainer of the non-executive chairman from $300,000 to $350,000.

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Directors’ Compensation

Compensation earned by directors for fiscal 2012, as per the arrangements outlined above, is set out below.

For 2012, amounts shown below in the “Directors’ Compensation for Fiscal 2012” table were paid entirely in DDSUs or bank common shares under the Directors’ Share Purchase Plan (“DSPP”), instead of in cash, based on individual director elections, except as indicated in the following table:

NAME	ANNUAL DEDICATED RETAINER	OTHER ANNUAL FEES
Ronald A. Brenneman	100% DDSUs	100% cash
David A. Dodge	100% DDSUs	50% DDSUs + 50% cash
John C. Kerr	100% DDSUs	100% cash
Allan C. Shaw	100% DDSUs	100% cash

1.	Mr. Waugh does not receive fees for serving as a director.

Directors’ Compensation for Fiscal 2012

	RETAINERS					ATTENDANCE FEES
NAME	BOARD ($)	DEDICATED ($)	COMMITTEE CHAIR ($)	COMMITTEE MEMBER ($)	NON-EXECUTIVE CHAIRMAN ($)	BOARD MEETINGS ($)	COMMITTEE MEETINGS[1] ($)	OTHER MEETINGS[2] ($)	TOTAL FEES EARNED ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Ronald A. Brenneman[3]	30,000	90,000	–	7,250	–	18,000	34,000	–	179,250	–	179,250
C.J. Chen[4]	30,000	90,000	–	3,000	–	18,000	12,000	–	153,000	16,481	169,481
David A. Dodge	30,000	90,000	–	3,000	–	16,000	18,000	–	157,000	–	157,000
N. Ashleigh Everett	30,000	90,000	20,000	3,000	–	18,000	30,000	6,000	197,000	–	197,000
John C. Kerr	30,000	90,000	25,000	3,000	–	18,000	32,000	4,000	202,000	–	202,000
Michael J.L Kirby [5]	12,500	37,500	16,667	1,250	–	8,000	14,000	4,000	93,917	2,073	95,990
John T. Mayberry [6]	–	–	–	–	300,000	–	–	10,000	310,000	6,864	316,864
Thomas C. O’Neill [7]	30,000	90,000	23,333	5,500	–	18,000	32,000	6,000	204,833	–	204,833
Alexis E. Rovzar de la Torre[8]	7,500	22,500	–	2,250	–	2,000	4,000	–	38,250	807	39,057
Indira V. Samarasekera	30,000	90,000	–	9,000	–	18,000	26,000	–	173,000	–	173,000
Susan L. Segal[9]	27,500	82,500	–	7,250	–	18,000	20,000	–	155,250	–	155,250
Allan C. Shaw	30,000	90,000	25,000	3,000	–	18,000	32,000	6,000	204,000	–	204,000
Paul D. Sobey	30,000	90,000	–	9,000	–	18,000	24,000	–	171,000	–	171,000
Barbara S. Thomas	30,000	90,000	–	9,000	–	18,000	26,000	–	173,000	–	173,000
Richard E. Waugh[10]	–	–	–	–	–	–	–	–	–	–	–
TOTAL	347,500	1,042,500	110,000	65,500	300,000	206,000	304,000	36,000	2,411,500	26,225	2,437,725

Legend:

ACRC – Audit and Conduct Review Committee	ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee	HRC – Human Resources Committee

1.	Committee meeting attendance fees include the payment of an attendance fee to each of the HRC members for their participation in a session relating to succession.

2.	Effective November 1, 2011, non-employee directors, including the chairman, were paid a meeting attendance fee of $2,000 for attending meetings with regulators, shareholders or shareholder activist groups. Each of Messrs. O’Neill and Shaw and Ms. Everett attended three meetings with the Office of the Superintendent of Financial Institutions (“OSFI”) in fiscal 2012. Mr. Kerr attended one meeting with OSFI and one meeting with CCGG in fiscal 2012. Mr. Kirby attended two meetings with OSFI in fiscal 2012. Mr. Mayberry attended four meetings with OSFI and one meeting with CCGG in fiscal 2012.

3.	Mr. Brenneman was appointed a member of the ERC on April 3, 2012 and attended two ERC meetings by invitation prior to his appointment for which he was paid. Mr. Brenneman ceased to be a member of the ACRC on April 3, 2012.

4.	Mr. Chen received U.S.$16,500 in fees in fiscal 2012 for acting as a director of BNS Asia Limited (C$16,481 based on the October 31, 2012 exchange rate of 0.998849).

5.	Mr. Kirby retired from the board effective April 3, 2012. He was given a gift on his retirement valued at approximately $2,073.

6.	Mr. Mayberry is chairman of the board and does not receive attendance fees except for attending meetings with regulators, shareholders or shareholder activist groups. Mr. Mayberry was appointed a member of the ACRC on April 3, 2012. In his capacity as chairman, Mr. Mayberry has the use of a parking space, valued at $6,864.

7.	Mr. O’Neill was appointed chair of the ACRC on April 3, 2012; previously, he was a member of the ACRC. Mr. O’Neill was appointed a member of the ERC on April 3, 2012 and attended two meetings by invitation prior to his appointment for which he was paid. Mr. O’Neill ceased to be a member of the CGPC on April 3, 2012.

8.	Mr. Rovzar ceased to be a director on January 7, 2012. Mr. Rovzar’s estate was given a memento valued an approximately $807.

9.	Ms. Segal was appointed to the board and a member of the ACRC on December 2, 2011. Ms. Segal was appointed a member of the CGPC on April 3, 2012. Prior to her appointments, Ms. Segal attended one board meeting, one ACRC and one CGPC meeting by invitation for which she was paid.

10.	Mr. Waugh does not receive fees for serving as a director.

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Directors’ Share Purchase Plan

To encourage share ownership by directors, the bank has a DSPP under which directors can use some or all of their fees to buy bank common shares at market prices.

Directors’ Deferred Stock Unit Plan

To further align the interests of directors with those of other shareholders, under the DDSU Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank. The redemption value of a DDSU is equal to the market value of a bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the bank discontinued granting stock options to directors. As at November 2, 2012, there were no outstanding options under the plan. Details of options exercised by current directors during fiscal 2012 are as follows: (1) Mr. Brenneman exercised 4,000 options respecting the December 10, 2001 grant, and 4,000 options respecting the December 6, 2002 grant; (2) Ms. Everett exercised 4,000 options respecting the December 6, 2002 grant; (3) Mr. Kerr exercised 4,000 options respecting the December 6, 2002 grant; (4) Mr. Shaw exercised 4,000 options respecting the December 6, 2002 grant; and (5) Mr. Sobey exercised 4,000 options respecting the December 6, 2002 grant.

Options were granted under the terms of the Director Stock Option Plan to non-employee directors, with an exercise price equal to the TSX closing price of the bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee could not at any time exceed 5% of outstanding bank common shares (on a non-diluted basis), options were not assignable except in the event of death, and expired 10 years from grant, subject to early termination in the event of ceasing to be a director or death. General loan policies of the bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the bank may advance funds, at customer rates, to facilitate the option exercise.

Share Ownership Guidelines

On December 6, 2007, the board agreed to strengthen the bank’s share ownership guidelines. Directors are now required to hold bank common shares and/or DDSUs with a value of not less than $450,000 (previously the requirement was for $300,000). Directors have five years from December 2007 or their date of appointment, as applicable, to meet the current guidelines. As at October 31, 2012, all directors were above the target ownership level, with the exception of Ms. Segal, who was appointed to the board on December 2, 2011. Ms. Segal has elected to receive 100% of her fees in DDSUs and has until 2016 to reach the $450,000 target ownership level.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION

The board and management believe that a strong, effective, independent board plays a crucial role in building long-term sustainable growth in shareholder value, maximizing the value they receive from their investment in the bank and protecting the interests of stakeholders. The board is committed to meeting high standards of corporate governance in all aspects of the bank’s affairs.

The bank’s corporate governance practices are regulated by many different parties, including the bank’s regulator, OSFI, and the board looks to evolving best practices domestically and internationally in reviewing its corporate governance practices. Our practices:

•

Meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”) – which include National Instrument 52-110, National Instrument 52-109, National Policy 58-201 and National Instrument 58-101, and

•	Comply with applicable requirements of the New York Stock Exchange (“NYSE”) and SOX, including applicable rules of the U.S. Securities and Exchange Commission (“SEC”)

The bank is not required to comply with most of the NYSE corporate governance rules. However, except as summarized in the Corporate Governance section of the bank’s website (www.scotiabank.com), our practices do not differ significantly from those rules.

Appendix 1 contains a summary of our corporate governance practices, provides additional information required by the CSA, and highlights the NYSE and SOX requirements applicable to the bank. The committee reports included in this management proxy circular describe the composition and mandates of the board committees and highlight key 2012 accomplishments.

The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the bank’s website and in print to any shareholder who requests a copy from the bank’s Secretary. Additional information on the bank’s audit and conduct review committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the bank’s 2012 annual information form under the heading “The Bank’s Audit and Conduct Review Committee” at www.sedar.com.

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BOARD OF DIRECTORS’ REPORTING STRUCTURE

Corporate governance refers to the oversight mechanisms and the ways in which a company is governed. The bank’s board is elected by shareholders to supervise the management of the business and affairs of the bank, with a view to enhancing long-term shareholder value. The following diagram sets out the board’s reporting structure:

For further information on the bank’s corporate governance practices, see Appendix 1.

CORPORATE GOVERNANCE AT A GLANCE

See Page(s)
12 of the bank’s 14 directors nominated for election are independent	11, 64

Since 2004, the board has had an independent non-executive chairman	64-65

The bank has had a majority voting policy since 2005 and shareholders vote for individual directors. Directors receiving more votes “withheld” than “for” in an uncontested election are required to tender their resignation	64

The board has had term limits in place since 2011	64

Directors’ attendance is disclosed in their biographies and in the aggregate as well. All directors have exceeded the board’s attendance requirements	6-12

Board committees have the authority to retain independent advisors, as determined necessary by each committee	68

The executive and risk committee and human resources committee hold joint sessions to discuss risk issues associated with the bank’s compensation programs	19, 22, 26

Each of the audit and conduct review committee, executive and risk committee and human resources committee has requirements addressing member qualifications to ensure that directors with appropriate experience serve on these committees	17, 19, 23, 68

The board and its committees are responsible for overseeing the independence of the bank’s finance, risk management, compliance and audit functions	17, 19

At each of the board and board committee meetings, time is specifically reserved for independent discussion without management present	17-19, 23, 64

The corporate governance and pension committee, a committee composed of independent directors, is responsible for nominating potential director candidates to the board	18, 66

The board, each committee and individual directors annually undergo an evaluation of their effectiveness	70

Stakeholders can communicate their concerns and questions to the chairman of the board, the bank’s independent directors and the chair of the human resources committee	Back cover

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COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Committee Composition and Mandate

Members: Thomas C. O’Neill – Chair and financial expert, John T. Mayberry, Indira V. Samarasekera, Susan L. Segal, Paul D. Sobey and Barbara S. Thomas

The audit and conduct review committee:

•	Oversees the quality, integrity and timeliness of the bank’s financial reporting

•

Fulfills the role of the bank’s conduct review committee as required under the Bank Act, including reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest

•	Is composed solely of independent members, as determined under the bank’s independence standards

•	Is composed of members, all of whom are financially literate within the meaning of the CSA rules

•	Has one or more members who have the required attributes of a “financial expert” as defined by the SEC rules

•	Held an “in camera” session without management present at each of its six meetings in 2012

•	Holds regular “in camera” sessions with the Chief Auditor, Chief Financial Officer, Chief Compliance and Regulatory Officer and the shareholders’ auditors

•

Retains and terminates the bank’s shareholders’ auditors, subject to shareholder approval, and evaluates their relationship with the bank, including independence and other qualifications. The shareholders’ auditors report directly to the committee

For more detail on other activities of the committee, see the bank’s 2012 annual information form at www.sedar.com. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2012

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2012. Key accomplishments include:

•

Financial Reporting: We reviewed and recommended for board approval: the 2012 annual and interim consolidated financial statements and the related management’s discussion & analysis, financial releases and the 2012 annual information form and Form 40-F.

•

Oversight of Internal Controls: In line with our responsibility for the integrity of the bank’s financial statements and for reporting to the bank’s shareholders, we reviewed and monitored the bank’s internal control framework and we reviewed the bank’s Internal Control Policy and recommended it to the board for approval. The board approved the Policy in March 2012.

•

Compliance and Regulatory Matters: We met regularly with the bank’s Chief Compliance and Regulatory Officer and also met with the Chief Anti-Money Laundering Officer. We reviewed the group compliance quarterly reports and the annual report on the bank’s compliance programs, including the anti-money laundering and anti-terrorist financing program. We also reviewed management’s reports on various regulatory reports and findings.

•

Oversight of Control Functions: As the committee responsible for overseeing the independence of the bank’s internal audit, compliance and finance departments, we approved mandates for these departments, reviewed and approved their resources and organizational structure, evaluated their effectiveness and are responsible for the appointments of the heads of each of the functions. This past year we approved the appointments of the bank’s new Executive Vice-President and Chief Financial Officer and Senior Vice-President and Chief Auditor.

•

Conduct Review Matters: We reviewed reports on the bank’s related party transactions and recommended board approval of policies and procedures for resolving conflicts of interest, restricting the use of confidential information, dealing with customer complaints and disclosure of information to customers. The board approved these policies and procedures in August 2012.

•

Audit Planning Report and Conduct of Audit: We reviewed the bank’s shareholders’ auditors’ audit planning report and oversaw their conduct of an audit, which included the auditors’ opinion on the effectiveness of the bank’s internal control over financial reporting.

•

Review of Charter: We reviewed and recommended changes to the committee’s charter for the corporate governance and pension committee’s consideration and the approval of the board. The board approved these changes in June 2012.

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Corporate Governance and Pension Committee Report

Committee Composition and Mandate

Members: N. Ashleigh Everett – Chair, C.J. Chen, John T. Mayberry, Susan L. Segal and Paul D. Sobey

The corporate governance and pension committee:

•	Oversees the bank’s governance culture and advises the board on ways to enhance the bank’s corporate governance, consistent with emerging best practices

•

Oversees the administration of the Scotiabank Pension Plan by overseeing that the plan’s fund is invested and administered in accordance with the provisions of the Plan, the plan’s Trust Deed and all applicable legislation

•	Identifies and recommends qualified director nominees, mindful of the board’s Director Independence Standards

•	Consists entirely of independent directors

•	Held an “in camera” session without management present at each of its six meetings in 2012

For more detailed information about the bank’s system of corporate governance, please see the discussion in Appendix 1 to this management proxy circular. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2012

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2012. Key accomplishments include:

•

Board Succession: We reviewed current board and committee demographics, skills and expertise with a view to assessing potential candidates for director. We retained an external advisor to assist the committee in this work. We also addressed board succession planning in light of scheduled retirements under the board’s term limits.

•

Board and Committee Assessments: We reviewed the results of the board’s annual self-assessment, including the director questionnaires on corporate governance and the director interview and peer evaluation process. We also reviewed the committee self-assessments and developed a new system for tracking the resolution of issues raised as part of the assessment process. No material issues were raised as part of the 2012 assessments.

•

Director Compensation and Share Ownership: We reviewed director compensation and share ownership requirements and recommended that the board maintain the current level of director compensation and that an increase be made to the compensation paid to the chairman of the board, in order to better align his compensation with that of the bank’s peer group. The board approved this change to the chairman’s compensation in October 2012.

•

Review of Corporate Governance Practices: We did a comprehensive review of the bank’s Corporate Governance Policies, committee charters and other mandates and recommended amendments to the board for approval. The board approved these amendments in June 2012. We recommended further changes to certain charters and the Corporate Governance Policies throughout the year which the board approved. As part of the committee’s responsibilities for overseeing the bank’s governance culture, the committee reviewed and recommended for board approval a Subsidiary Governance Policy, which the board approved in October 2012.

•	Orientation and Continuing Education: We oversaw the board’s continuing education program, and reviewed and accommodated director requests for specific education seminar topics.

•

Corporate Governance Disclosure and Shareholder Proposals: We reviewed and recommended to the board for approval the bank’s corporate governance disclosure as set out in this management proxy circular and the bank’s responses to shareholder proposals.

•

Pension Matters: We reviewed reports on the activities of the bank’s Pension Administration and Investment Committee and approved that committee’s charter. We reviewed reports on the Scotiabank Group Global Pension Plans and we re-approved the Statement of Investment Policies and Procedures for the Scotiabank Pension Plan. We approved the audited financial statements for the Scotiabank Pension Plan and recommended amendments to the Scotiabank Pension Plan to the board for approval.

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Executive and Risk Committee Report

Committee Composition and Mandate

Members: Allan C. Shaw – Chair, Ronald A. Brenneman, David A. Dodge, N. Ashleigh Everett, John C. Kerr, John T. Mayberry, Thomas C. O’Neill and Richard E. Waugh

The executive and risk committee:

•	Advises executive management on highly sensitive or major strategic issues

•	Assists the board in its risk management responsibilities by:

•	Reviewing and approving credit, investment, liquidity, operational and market risks

•	Reviewing and approving all significant counterparty, industry, market and portfolio risks and limits

•	Reviewing, monitoring and approving risk-related policies, procedures and standards

•	Periodically examining public issues potentially affecting the bank, reporting to the board on them, and recommending policies to address them as required

•

May, in its capacity as an executive committee of the board, exercise all of the powers of the board, subject to the limitations set out in the Bank Act and such other limitations as the board may determine from time to time, during intervals between meetings of the board

The independent members of the committee met without management present at each of its nine meetings this past fiscal year and also met separately with the Chief Risk Officer at each of its meetings during the past fiscal year

Membership includes the chairs of the three other board committees

For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2012

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2012. Key accomplishments include:

•

Review of Significant Credit and Market Risk Exposure: We reviewed significant credit and market risk exposures throughout the year and reviewed various industry sector analyses. We approved the bank’s credit risk strategy in January 2012, a new Credit Risk Policy in March 2012 and further amendments to this Policy in October 2012.

•

Review of Risk Related Policies: We reviewed and recommended to the board for approval: the bank’s 2012 Risk Appetite Framework; the 2012 Country Risk Management Guidelines; the 2012 Market and Structural Risk Management Policy; the 2012 Liquidity Risk and Collateral Management Policy; and the 2012 Operational Risk Policy and Framework.

•	Global Risk Management Reports: We reviewed quarterly reports on the bank’s Global Risk Management (“GRM”) department’s programs, stress testing, and the bank’s enterprise risk profile.

•

Oversight of GRM: As the committee responsible for overseeing GRM’s independence, we reviewed GRM’s resources and the mandates of the Chief Risk Officer and GRM. We oversaw and are continuing to oversee an independent third party review of GRM’s effectiveness and assessed the Chief Risk Officer’s effectiveness.

•	Review of Strategic Initiatives: We reviewed major strategic issues and initiatives, including the bank’s acquisition of ING DIRECT Canada which was approved by the board in August 2012.

•	Crisis Management Plan: We reviewed with management the bank’s crisis management plan (recovery), in advance of presentation to the board and to OSFI.

•	Reputational Risk Report: We reviewed management’s report on the bank’s reputational risk management and the activities of the reputational risk committee.

•

Risk Management Experience of Committee Members: We reviewed and recommended changes to the committee’s charter for the corporate governance and pension committee’s consideration and the approval of the board. The board approved these changes in June 2012 and included among the changes was a requirement that each committee member should have an understanding of issues related to risk management or related business experience, or be willing or able to acquire the requisite knowledge within a reasonable period of time.

•

Joint Meetings with Human Resources Committee: We held joint meetings with the human resources committee to review risks associated with the bank’s material compensation and incentive programs (see page 26). Four such meetings were held in fiscal 2012.

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EXECUTIVE COMPENSATION – COMPENSATION DISCUSSION AND ANALYSIS

LETTER TO SHAREHOLDERS

Dear Shareholder,

Our executive compensation program is based on pay for performance and prudent risk management to motivate the management team to execute corporate strategy in accordance with the appropriate risk appetite. To assist you in making an informed Say on Pay vote, we are committed to providing clear and straightforward disclosure of our executive pay practices. We are pleased to share this summary of Scotiabank’s 2012 performance and how the results affect executive pay.

STRONG RESULTS IN 2012

Scotiabank achieved record results in 2012 and met or exceeded all financial and operational objectives. We have produced record results in eight of the past 10 years, including the last three in a row. This was accomplished through execution of the five-point strategy, a focus on customers, our commitment to a straightforward business model anchored in diversification, and a keen focus on risk and expense management.

In 2012, Scotiabank generated net income of $6.5 billion, up 21% from 2011. Diluted earnings per share were $5.22, up 15.2% from $4.53 in 2011. Return on equity was a solid 19.7%. We achieved the strongest productivity ratio of all Canadian banks at 52%. We also had positive operating leverage this year growing revenues in excess of the rate of expense growth. In the current environment of moderate to slow global economic growth, we generated positive total shareholder return of 7.6% in 2012 (see the performance graph on page 53). We have achieved the highest five-year average return on equity of our peers, and have consistently produced superior long-term total shareholder returns, including a compound annual return of 13.0% over 10 years and 15.6% over 20 years.

These results fully indicate the success of Scotiabank’s five-point strategy:

1.   Sustainable and Profitable Revenue Growth;

2.   Effective Capital & Balance Sheet Management;

3.   Leadership Development;

4.   Prudent Risk Management and Appetite; and

5.   Efficiency and Expense Management.

In addition to strong financials, we performed well on non-financial measures including customer service, risk management, employee engagement and corporate social responsibility (see our All-Bank balanced scorecard on page 34). Scotiabank was also named Global Bank of the Year by The Banker magazine, a Financial Times publication. We received seven additional awards in various categories, including Bank of the Year for the Americas. This was the first time that a Canadian-based bank has received either of these prestigious awards. We also were recognized as Bank of the Year in Canada.

Financial performance highlights from our balanced scorecard

*   Lower productivity ratio reflects better performance.

Non-financial performance highlights from our balanced scorecard

•   Corporate Social Responsibility: ranked on Dow Jones Sustainability North American Index

•   Employee Engagement: satisfaction level among Scotiabank employees continued to be strong worldwide, and remained in top 10% of global financial institutions

•   Customer Service: customer loyalty in Canadian Banking continuously exceeds targets

PAYING FOR PERFORMANCE

Scotiabank delivered strong results on both financial and non-financial measures and made a significant improvement on several balanced scorecard metrics including collaboration across departments and business lines – a key measure for enhancing cross-sell and achieving organic growth. Our employee engagement metric also improved significantly as measured through ViewPoint, the annual employee engagement survey. An independent assessment led by the Chief Risk Officer, concluded that Scotiabank operated within the approved risk appetite and that the existing provisions are adequate with no further need to adjust the bonus pool for risk. Earnings included a one-time material gain from the sale of major real estate assets. The board exercised its discretion to adjust the bonus for the one-time gain as well as the bank’s performance on the balanced scorecard as shown in the reconciliation on page 35.

The board approved total direct compensation for the Chief Executive Officer, Rick Waugh, of $11,100,000, a 5% increase above Mr. Waugh’s total direct compensation in 2011. Changes in total direct compensation for each of our named executives depend on overall bank performance relative to target as well as the success of their respective business area and their individual performance. In particular, the total direct compensation for Messrs. Durland and McDonald increased by 14% and 5%, respectively, commensurate with the year-over-year increase in their respective business results within Global Banking and Markets. Details of the compensation results for each named executive officer are available in the Compensation Discussion and Analysis. The graphs on page 53 also demonstrate that the trend in compensation earned by the named executive officers correlates with the bank’s business performance and returns to shareholders.

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OUR APPROACH TO COMPENSATION

Scotiabank’s executive compensation practices reflect the board’s oversight, regulatory compliance, prudent risk management and alignment with long-term shareholder value. Highlights of the executive compensation practices include:

•	The board’s rigorous oversight of all executive compensation policies and practices and ultimate authority to adjust incentive pool funding to align with risk and performance considerations

•	The human resources committee retains an independent compensation advisor who reports solely to the committee and does not provide any services to management

•

In response to regulator and stakeholder expectations, we continually review practices and policies against ever increasing standards and best practice. The chairs of the board and the human resources committee meet regularly with various shareholders, regulators and governance bodies to ensure transparent communication and adherence to new guidelines and regulations

•

Members of our executive and risk committee and the Chief Risk Officer attend human resources committee discussions on incentives to ensure risk factors are aligned with the bank’s risk appetite (for more information on risk management, see pages 25 and 26)

•

Our principled approach to decision-making and risk management extends to the design and implementation of executive compensation policies and practices that are intended to discourage inappropriate risk-taking

•

Practices require a high proportion of variable compensation to be awarded as equity-based incentives, resulting in deferred incentives for senior executives in the range of 60% – 86%. This combined with post-retirement share ownership requirements ensures long-term alignment with shareholders

•

To protect shareholders’ interests and to align executive pay with long-term shareholder value and appropriate business code of conduct, the clawback policy requires repayment of performance-related compensation where there has been a material misstatement or a breach of compliance rules or in our Guidelines for Business Conduct

These practices are strictly maintained to ensure that our executives are rewarded appropriately in accordance with pay for performance and prudent risk management. Additional details about our executive compensation practices and programs are available in the Best Practices in Executive Compensation at a Glance section on page 24 and the Executive Compensation Programs in Detail section on pages 27-32.

TRANSPARENT DISCLOSURE

Transparent communication is a critical component of our executive compensation practices. We are committed to continuous improvement including the use of plain language, following best practices and complying with all applicable regulations.

We are proud that the 2011 executive compensation proxy disclosure was recognized by the Canadian Coalition for Good Governance as demonstrating best practice. We also received positive feedback from our shareholders including Institutional Shareholder Services, a proxy advisor firm. Our Say on Pay vote result continued to be strong and improved at the 2012 meeting (94.4%) over the 2011 meeting (92.6%).

Encouraged by this feedback, we will continue to provide clear, straightforward explanations of how we approach and assess executive pay at Scotiabank.

Thank you for your ongoing trust and support of our compensation practices through your positive Say on Pay voting practices. As always, we welcome your comments or questions, which you can submit via email to executive.compensation@scotiabank.com.

Sincerely,

John C. Kerr Chair of the Human Resources Committee	John T. Mayberry Chairman of the Board

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HUMAN RESOURCES COMMITTEE REPORT

Committee Composition and Mandate

Members: John C. Kerr – Chair, Ronald A. Brenneman, Indira V. Samarasekera, Allan C. Shaw and Barbara S. Thomas. Ex-officio – John T. Mayberry.

The human resources committee has five members who collectively have the knowledge, experience and background in compensation, human resources, finance, risk management and general business leadership/management required to fulfill the committee’s mandate. A description of the human resources committee members’ experience and expertise can be found on page 23.

All are independent directors. Their independence is reconfirmed annually through a questionnaire based on the Director Independence Standards. None has ever served as an executive of the bank.

The human resources committee is responsible for:

•	Ensuring we have effective leaders and robust succession plans in place

•	Reviewing our compensation principles and alignment of our compensation principles with our pay for performance strategy as well as our risk appetite

•	Monitoring compensation and governance trends, staying abreast of regulatory requirements and monitoring compliance

•	Reviewing major compensation programs and making recommendations to the board with respect to compensation plans

•	Reviewing compensation disclosure and recommending approval to the board prior to publication

For a full list of duties and responsibilities, see the human resources committee’s charter in the Corporate Governance section of the bank’s website. The committee reviews the charter every year and updates it as needed to reflect best practices.

Each member of the committee also sits on a related committee of the board to inform committee decisions of and align them with the work of these committees:

HUMAN RESOURCES COMMITTEE	AUDIT AND CONDUCT REVIEW COMMITTEE	CORPORATE GOVERNANCE AND PENSION COMMITTEE	EXECUTIVE AND RISK COMMITTEE
John C. Kerr, Chair			Member
Ronald A. Brenneman			Member
Indira V. Samarasekera	Member
Allan C. Shaw			Chair
Barbara S. Thomas	Member
John T. Mayberry*	Member	Member	Member

*	Board chairman and ex-officio member of the human resources committee. He is a member of the audit and conduct review committee, executive and risk committee and the corporate governance and pension committee.

Committee Report on Key Accomplishments for 2012

Every year, the human resources committee creates and executes a detailed work plan, and conducts an effectiveness review to be sure we are fulfilling our mandate. We believe that we met the work plan and fulfilled our mandate to the best of our ability this year. In 2012, we:

•	Made Executive Compensation Recommendations to the Board: For compensation to be awarded to our CEO, his direct reports, and all of the Executive Vice-Presidents.

•

Reviewed Compensation Programs: Taking into account evolving best practices, especially related to alignment of compensation with the bank’s risk profile and risk time horizon. We continued to review the alignment of our compensation policies and programs with evolving compensation best practices and principles released by the Institute of International Finance (“IIF”), the Financial Stability Board (“FSB”), the Financial Services Authority (“FSA”) and CCGG.

•	Reviewed and Approved Mandates: For the Executive Vice-Presidents and above.
•

Succession Planning: In 2012, we continued the execution of a well-defined process to assess and develop CEO succession candidates including candidate interviews and the review of various leadership assessments. At each meeting, the Committee discussed the development progress of the candidates with management (CEO, Vice-Chairman and Chief Operating Officer, and the Group Head, Global Human Resources and Communications) and in camera. The detailed review culminated in the appointment of the current President. For more on Succession Planning, please refer to page 62.

•

Oversaw Leadership Strategy: In 2012, we reviewed the Leadership Strategy effectiveness and outcomes as it applies to all executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. We also assessed potential candidates for all key roles in the bank, including the CEO. To ensure a balanced perspective, this assessment is done independently through direct discussion and interaction as well as in conjunction with the CEO, Vice-Chairman and Chief Operating Officer, and the Group Head, Global Human Resources and Communications.

•	Met with Shareholders and Regulators: To discuss our executive compensation philosophy and disclosure, and to address specific questions.

•

Reviewed Compliance with FSA Remuneration Code (“the Code”) Requirements: To ensure that the compensation policies, practices and final awards for material risk employees (“Code Staff”) in the United Kingdom were in compliance with the Code.

•

Held Joint Sessions with the Executive and Risk Committee of the Board: To provide the Chief Risk Officer and the executive and risk committee the opportunity to discuss risks associated with the design and funding of the bank’s material compensation programs.

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Human Resources Committee Members’ Experience and Expertise

The members of the human resources committee have significant collective expertise and experience in human resource management, leadership and human resources governance, which the committee uses to make fair and balanced decisions on a wide variety of pay and people related matters. Each member brings unique experience and perspective to the committee, which enhance its decision-making abilities. All are independent directors. None has ever served as an executive of the bank.

John C. Kerr (chair) is a long-standing board and human resources committee member, having served on the board for the last 13 years and on the human resources committee for the last eight years. He contributes to the committee with his institutional knowledge of the bank’s HR governance policies, practices and history. Mr. Kerr also brings valuable experience in executive compensation and governance to the committee as the Chairman of Lignum Investments Ltd., a privately-held investment company in British Columbia.

Ronald A. Brenneman also has had a long tenure on the board and the human resources committee, having served as a director for the last 12 years and on the human resources committee for the last eight years. He brings experience in leadership, human resources, energy markets and HR governance as the former Executive Vice-Chairman of Suncor Energy Inc. and the former President and Chief Executive Officer of Petro-Canada. Mr. Brenneman also has direct experience that is relevant to his responsibilities in executive compensation as Chair of the Management Resources and Compensation Committee of BCE Inc. and as a member of the People and Compensation Committee of WestJet Airlines Ltd.

Indira V. Samarasekera joined the board in 2008 and the human resources committee in 2009. Dr. Samarasekera contributes leadership and academic experience outside of the private sector. Her strong advisory experience in academia and government, as gained through service as the President and Vice-Chancellor of the University of Alberta, former Vice-President, Research at the University of British Columbia, and former member of the Prime Minister’s Advisory Committee on Public Service Renewal, bring additional balance and perspective to the committee. Also, as a board member of the Conference Board of Canada, and as a member of the Science, Technology and Innovation Council of Canada, Dr. Samarasekera adds public and social sector governance expertise on people related matters to the committee.

Allan C. Shaw is a long-standing board member having served for the last 26 years. Mr. Shaw previously served on the human resources committee between 1995-2004 and has served on the committee since 2009. He has broad experience in leadership, governance and risk, which he has gained and continues to gain by acting as chair of the bank’s executive and risk committee and as the current Non-Executive Chairman and the former Chairman and Chief Executive Officer of The Shaw Group Holding Limited, a role he held for nearly 20 years.

Barbara S. Thomas has served as a director for the last eight years and on the human resources committee for the last five years. Ms. Thomas served in the top leadership role at Ocean Spray Company (board member/interim CEO), Pillsbury Canada Ltd. and Warner-Lambert Consumer Healthcare Company, and as a director at Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas currently serves as a director of the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas brings broad executive experience on executive compensation, talent, and governance. Ms. Thomas brings a perspective from outside the financial services industry.

Independent Advisor

To perform our duties, we retain the services of a qualified and independent advisor. We have an independent advisor policy, which specifies the scope of services permitted to be performed by our advisor. To ensure that the services provided are not compromised, the policy specifies that:

•	Management does not use the services of the independent advisor

•	Fees are reported at each committee meeting, and all fees paid to the independent advisor are disclosed, along with a detailed description of all related activities

•	“In camera” sessions are held at every meeting with the independent advisor – with no bank executives present

Frederic W. Cook & Co., Inc. (“FWC”) provided the following services in 2012 to the human resources committee as independent advisor:

•	A review of our executive compensation practices, program design, and competitive analysis on CEO compensation underlying total compensation level and mix based on best practice and performance

•	Updates on ongoing and emerging trends in executive compensation and governance best practices

•	Perspective on appropriate total compensation mix and levels, based on competitive practice and our performance

•	Review materials well in advance of meetings to identify any issues for the human resource committee’s consideration when evaluating compensation program design proposals

FWC was hired in September 2009 following a review of various consulting firms by the human resources committee. The fees incurred by FWC in fiscal 2011 and 2012 for independent advisor services provided exclusively to the committee are presented in the table below. FWC did not provide the bank with any other services in either year. FWC has confirmed to the bank that the fees paid to FWC by the bank are immaterial and insignificant relative to its revenue and, therefore, FWC’s independence is not impacted by the fees.

	FISCAL 2012	FISCAL 2011
Executive Compensation-Related Fees	$108,179	$118,535
All Other Fees	–	–

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BEST PRACTICES IN EXECUTIVE COMPENSATION AT A GLANCE

EXECUTIVE COMPENSATION PRACTICE		PAGE
•	A letter to shareholders from the chairman of the board and the chair of the human resources committee summarizes our approach to executive compensation	20, 21
•	Our compensation programs are aligned with the bank’s corporate strategy	24
•	The board has the discretion to reduce or withhold funding for annual and equity-based incentive plans if results are significantly below expectations and to reduce payouts on vesting due to risk	25, 29, 31
•	The Chief Risk Officer and Global Risk Management function reviews all material incentive plans from a design perspective and assesses whether there are other potential risks that should be reflected in the pool funding of our
	material incentive plans and that they appropriately reflect our risk appetite	25, 26, 35
•	Compensation awards are stress tested to ensure appropriate link between pay and performance under foreseeable scenarios	25, 26
•	A clawback policy is in place requiring repayment of performance-related compensation where there is a material misstatement or breach of compliance rules or Guidelines for Business Conduct	25
•	The bank’s internal audit group conducts an annual review of our compensation programs and practices and reports directly to the human resources committee	26
•	Detailed information is provided on the financial institutions in our comparator groups for determining pay for performance	27, 53
•	Executive pay is aligned with shareholders’ interests by having a significant component “at risk” and tied to mid and long-term future performance	27, 28
•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price	54, 55
•	Share ownership requirements for the most senior members of executive management extend into retirement	32, 33
•	Employees are prohibited from entering into short sales, calls, and puts on any of our securities. Certain senior executives must also obtain pre-clearance from our compliance department before buying or selling any of our securities, including stock options	33
•	The Summary Compensation Table discloses the three year history of total compensation awarded to our Named Executive Officers (“NEOs”)	43
•	Shares and option awards granted after fiscal year end are reported to reflect decisions made during the 2012 compensation review	43
•	Annual pension benefits payable at year end and at age 65 are disclosed for the NEOs	48
•	Compensation disclosure is provided in compliance with FSB Principles on those executives whose actions have a material risk impact on the bank	51, 52
•	Post-retirement shareholding/retention requirements are disclosed by executive level and expressed as multiple of base salary and number of years into retirement	32, 33
•	The All-Bank balanced scorecard is provided, broken down by scorecard category, metrics, target levels, performance and target achievement	34
•	The assessment of annual incentives considers both financial and non-financial performance measures	29
•	The bonus committee composed of senior leaders from the bank’s control functions reviews incentive plan targets, design and funding of material plans	26
•	The compensation review committee composed of the heads of risk, compliance, audit and total rewards reviews individuals in key risk-taking roles for alignment of compensation with the bank’s risk appetite	26
•	To support the Chief Risk Officer’s independent report to the human resources committee, a formal risk scorecard is
	used to assess various types of risk and the degree to which incentive funding adequately reflects this risk	28, 35
•	Disclosure of compensation and defining criteria of employees who manage risk as well as other qualitative information, as required by Basel II, Pillar 3 requirements	51, 52

ABOUT EXECUTIVE COMPENSATION AT SCOTIABANK

Corporate Strategy

The bank’s strategic focus is on five key priorities that position us for continued long term success: sustainable and profitable revenue growth, effective capital and balance sheet management, leadership development, prudent risk management and appetite, and efficiency and expense management.

In achieving our strategic priorities, the bank uses a balanced scorecard to measure performance across multiple qualitative and quantitative dimensions. The balanced scorecard is an important tool in the assessment of overall bank performance and a key factor in the determination of annual incentive compensation for our executives. For more on the bank’s balanced scorecard, please see page 34.

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Philosophy: Pay for Performance

Our executive compensation programs help the bank create and sustain shareholder value by:

•	Attracting high calibre executives who can advance our strategy

•	Motivating executives to act in the best interests of our shareholders and other key stakeholders

•	Rewarding executives for demonstrated leadership and the achievement of strategic objectives

Because our philosophy is to pay for performance, we place a strong emphasis on at-risk incentive compensation. The result:

•	When we meet our goals we can expect our executives to be compensated in aggregate at about the median of the market

•	When we exceed our goals we can expect our executives to receive compensation above the market median

•	When we fail to achieve our targets we can expect our executives to be compensated below the market median

Principles: Risk Management, Corporate Focus, Compliance

In designing our executive compensation programs, we strive to ensure that business strategy, products and compensation are aligned with the bank’s risk appetite.

•

Risk is carefully managed: so that all business performance targets and individual/department objectives can be accomplished within established risk policies, limits, processes and standards. The key metrics on which our incentive compensation plans are based are approved by the board.

•

We discourage executives from taking unreasonable and excessive risks by delivering incentive compensation through a combination of annual, mid-term and long-term incentives that reflect our risk profile and deferring a substantial portion of the incentive compensation paid to our senior executives and other employees whose actions have a material impact on our risk exposure. We also place caps on annual incentive funding, stress-test potential payouts, and include share ownership and post-retirement share retention requirements to ensure alignment on a long-term basis.

•

The Chief Risk Officer and the GRM function review all material plans from a design perspective to be satisfied that they reflect the risk appetite framework of the bank. The Chief Risk Officer assesses whether there is credit risk, market risk, or operational risk (including reputational) or other potential risks that should be adjusted for in the incentive pool funding (such as concentration risk, off-balance-sheet risk and liquidity risk), or for individuals, monitors all incentive plans for adherence with the bank’s risk appetite, and recommends adjustments to the human resources and executive and risk committees, if warranted. The Chief Risk Officer reviews the amounts accrued for our material incentive programs to assess appropriate use of capital.

•

The bank measures shareholder value creation using return on equity (“ROE”). It closely monitors ROE relative to a well-established target and relative to the cost of capital to ensure that it is comfortably creating shareholder value.

•

Prior to finalizing the payout of mid-term incentive awards at vesting, the Chief Risk Officer will assess whether there are potential risks that should be reflected in the amount vesting. The human resources and executive and risk committees will make adjustments to payouts as needed for any material risk considerations or capital needs.

•

We also have a clawback policy that applies to all Vice-Presidents and above, all Managing Directors and above in Global Banking and Markets, and designated employees below the Vice-President and Managing Director level. People in these roles will forfeit outstanding awards or repay previously paid compensation if there is a personal breach of compliance rules or the Guidelines for Business Conduct. The clawback also applies if there is a material misstatement of results in the fiscal year of the grant in an executive’s area of responsibility. These provisions apply to all annual incentive and equity plans.

•

The board has the discretion to reduce or withhold payment under our annual incentive plans should results fall significantly below expectations. In making its compensation decisions, the board takes into consideration the bank’s projected capital ratios as reflected in the bank’s annual capital adequacy report to the board. The board, at its discretion, can chose not to grant mid- and long-term incentive compensation to individuals and/or in aggregate. Furthermore, the board, at its discretion, can also choose to reduce the payout value at vesting of previously granted awards.

•

Measures for incentive programs are thoroughly reviewed by our senior executive leadership team: we have a committee of the CEO, the President, the business line heads, Chief Risk Officer, Chief Operating Officer, and the Group Head, Global Human Resources and Communications, known as the human investment committee (“HIC”), that provides our senior leaders with the opportunity to review and evaluate the key measures of our Annual Incentive Plan from an overall policy and comprehensive risk basis. HIC’s broader mandate is to review and approve all major new and changing bank-wide human resources objectives, strategies, policies and programs to align with the bank’s business priorities and goals, as well as the needs of our employees and stakeholders.

•

The executive and risk committee reviews the design and results of incentive programs: the executive and risk committee and the human resources committee meet jointly to review and approve the design, metrics, targets, and payouts of our material incentive programs.

•

Key stewardship and support functions are focused on overall corporate interests: this focus ensures that compensation for executives responsible for areas such as risk management, legal, compliance, finance, internal audit, and human resources is tied to overall corporate performance rather than the performance of any one line of business they may support.

•

Independence of control functions: to enhance independence of Control Functions (finance, risk management, internal audit and compliance), the Control Function Heads have final sign-off on hiring, compensation and performance assessment for key roles.

•

Special reviews exist for key risk-taking roles: the compensation review committee – which includes the heads of risk management, compliance, internal audit, and total rewards – conducts a review to ensure there is an appropriate link between the

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proposed incentive awards and compliance with our policies, guidelines and risk appetite for roles that can have a material risk impact. This governance overlay is crucial to reflect risks and compliance issues that are hard to capture from a purely quantitative perspective.

•

Compensation programs are reviewed independent of management: our internal audit group conducts an annual review of our compensation programs and practices, reporting directly to the human resources committee. The results of the independent review are also provided to OSFI. The review includes all material compensation plans and programs, and assessment of the appropriateness of these plans and programs against our organizational goals and risk profile as well as FSB principles and standards, and an assessment of appropriateness of payouts relative to risk.

Annual Compensation Review Process

Each year, the human resources committee reviews the total compensation packages for the top executives of the bank, including the CEO, the CEO’s direct reports, Executive Vice-Presidents and Global Banking and Markets senior leadership. The committee also reviews the compensation for key employees subject to regulation in different environments. In addition, the human resources committee reviews significant individual compensation recommendations. The human resources committee, jointly with the executive and risk committee, reviews aggregate award recommendations for base salary adjustments, annual incentive awards and equity-based awards for all other executives at the bank.

The Review Process at a Glance

The reviews are informed by recommendations from management and the human resources department and the independent consultant, as well as market data from research, surveys, and studies – including:

•

Competitive total compensation data for similar positions in our peer group – companies of similar size and scope with whom we compete for executive talent – provided by the Hay Group Limited, an external consulting firm

•	Market trend analysis provided by consulting firms Towers Watson & Co. and McLagan Partners Inc., who also provide compensation plan design guidance

•	During 2012, none of the aforementioned firms provided services to the human resources committee or the board on the matters of director or executive compensation

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The peer group for the NEOs includes four large banks and two major insurance companies, and remains unchanged from previous years.

ORGANIZATION	REVENUE ($BILLIONS)	NET INCOME ($BILLIONS)	MARKET CAPITALIZATION ($BILLIONS)	NUMBER OF EMPLOYEES (000s)
Bank of Montreal	16.1	4.2	38.4	46.3
CIBC	12.5	3.3	31.8	42.6
Royal Bank of Canada	29.8	7.5	82.3	74.4
TD Bank	23.1	6.5	74.4	78.4
Manulife Financial	51.0	0.2	19.5	26.4
Sun Life Financial	22.6	-0.2	11.1	15.0
Average	25.9	3.6	42.9	47.2
Scotiabank	19.7	6.5	64.3	81.5

Note:	Comparative financial information obtained from public continuous disclosure filings for the most recently available fiscal year. Other than Manulife Financial and Sun Life Financial, whose most recent financial results are as at December 31, 2011, this table shows results as at October 31, 2012.

Important to note:

•	Outstanding sustained individual performance is generally rewarded with higher equity compensation awards

•

When reviewing recommendations for the most senior team, the human resources committee looks at market position (i.e., how the bank pays relative to peers for similar roles) together with a tally sheet outlining individual total equity and deferred compensation holdings and pension

•	In recommending compensation for the CEO, the human resources committee also reviews a tally sheet and the aggregate compensation he has earned over the previous five years relative to our performance

•	At no point in the process does the CEO have any role in recommending his own compensation

EXECUTIVE COMPENSATION PROGRAMS IN DETAIL

Overview of Components and Mix

In addition to base salary, the bank’s executive compensation includes a mix of annual, mid-, and long-term incentives – which are also known as “pay-at-risk,” since they are not guaranteed. Executives are also eligible to participate in group benefit, pension, and perquisite programs.

The following chart outlines our expected mix of these components by level. In determining the appropriate mix, the human resources committee considers:

•	The executive’s ability to affect results over the longer term

•	Market practice including the mix for similar positions in our peer group

•	Regulatory requirements to defer incentives

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At more senior levels, a much higher proportion of total compensation is at-risk and tied to our mid- to long-term future performance. The percentages shown here for mid-term (PSUs) and long-term (stock options) incentives are estimates only, as actual value will depend on corporate performance over time.

Base Salary

Base salary compensates executives for performance of their day-to-day roles and responsibilities. Each year, the human resources committee reviews the salary for each senior executive relative to the average and median base salary for similar positions in our peer group. It recommends appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.

Annual Incentives

We currently have two annual incentive programs designed to reward executives for their contribution to the achievement of our annual goals:

•	Annual Incentive Plan (“AIP”) for eligible bank executives, including NEOs Richard E. Waugh, Sarabjit S. Marwah, Sean McGuckin and Luc A. Vanneste

•	Global Banking & Markets Incentive Plan (“GBMIP”) for eligible executives of Global Banking and Markets, including NEOs J. Michael Durland and Stephen D. McDonald

Annual Incentive Plan

Design Overview

This plan rewards eligible executives based on how well we achieved our financial and operational metrics for the fiscal year. Individual performance also has a significant impact on the final awards.

The AIP rewards employees for the performance of those parts of the business they impact, while maintaining a focus on our overall performance. Line of business performance measures have an impact on the awards for executives whose primary focus is on Canadian Banking, Global Wealth Management, or International Banking, and there is also a country performance factor for executives in countries with large operations. To enhance collaboration across the bank, all AIP participants have a portion of their bonus tied to All-Bank performance. Top corporate executives and key executives in stewardship and support functions are measured entirely on bank and individual performance. In addition, the AIP includes risk adjusted measures, such as return on equity, that reflect the full range of potential risks.

Individual AIP awards are determined by the business results and individual performance, using the following formula:

Incentive Award	=	Base Salary ($)	X	Incentive Target (%)	X	Business Results Score (0%-150%)	X	Individual Performance (0-2.0)

The incentive award is the product of (i) base salary, (ii) incentive target percent (expressed as a percent of salary and varies by job level, local market and, at times, role), (iii) business results score (see page 35), and (iv) individual performance factor (a performance rating determined by the executive’s manager).

The CEO’s compensation is determined by the human resources committee based on performance as explained on pages 36 and 37.

Funding at the All-Bank Level

The AIP pool is funded using metrics aligned with the bank’s strategic priorities – priorities that measure both financial and non-financial performance. In reflecting these priorities, incentive funding is determined using a combination of factors for a holistic assessment of the bank’s performance.

The human resources and executive and risk committees initially determine funding of the aggregate AIP pool using the All-Bank primary funding measures. Adjustments may then be made to the pool based on the bank’s performance relative to other financial and non-financial goals, external factors and performance relative to our risk appetite and our peer group. The human resources committee and the executive and risk committee at their joint meeting may also reduce the pool to reflect the bank’s risk compared to the bank’s risk appetite, as well as risk as measured on the bank’s risk scorecard.

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Allocation of individual awards from the pool take into account the results achieved by that individual relative to their own annual goals and objectives, which include financial and non-financial measures.

TYPE OF MEASURE	MEASURES		DESCRIPTION	FACTOR (50% - 150%)

Primary Funding Measures	Return on Equity Diluted Earnings Per Share Productivity Ratio		ROE, diluted EPS, and the productivity ratio are used to arrive at a single business results factor, expressed as 50% to 150% of the incentive target
À	All-Bank Results Score (Primary funding measures only)			50% - 150%
Other Balanced Scorecard Measures	Balance scorecard	–	Other All-Bank measures are assessed individually and incorporated as a single adjustment to the business results factor	±20%

À
Discretionary Adjustment	Based on significant external and internal factors affecting financial results	–	Adjustment made upward or downward if actual risks taken are outside the optimal level of risk as defined by the bank’s risk appetite. Refer to risk discussion on page 25, 26.	± x%
		–	Emphasis on quality of performance relative to targets and peers	± x%
	Final All-Bank Score			0% - 150%

The board, at their discretion, has the ultimate authority to reduce the pool to zero (no payouts) should results fall significantly below expectations.

Deferred Compensation

In keeping with our goal of aligning the interests of senior executives with those of our shareholders, we offer eligible employees at the Senior Vice-President level and above who participate in the AIP the option of taking up to 100% of this award in Deferred Stock Units (“DSUs”). Key features of this plan:

•	Intent to defer must be made within the first month of the fiscal year for which the incentive is awarded (i.e., November)

•

Conversion to DSUs takes place at the end of the year when awards are made. The number of DSUs is based on the bank common share price at the beginning of the year, when election to participate was made. Participants can lose or benefit depending on movement in share price in the interim

•	DSUs accumulate additional units based on notional equivalents of dividends on bank common shares

•

They can be redeemed only when a participant ceases to be an employee, and must be redeemed no later than the end of the calendar year following the year in which the participant ceases to be an employee

•	DSUs can be redeemed in cash only based on the market value of bank common shares on the TSX at the time of redemption

2012 results:

The share price on the first trading date of fiscal 2012 ($51.07 as at November 1, 2011) was used to convert 2012 AIP awards into DSUs. The share price on December 21, 2012, when the conversion actually took place, was $58.27, representing a 14% increase in value for those executives who elected to receive their AIP in DSUs.

2013 program:

Executives had to notify the bank of their intent to participate in the 2013 deferred compensation plan during November 2012. The first trading date of fiscal 2013 was November 1, 2012, and the share price on that date, $54.66, will be used to convert the new AIP awards into DSUs in December of 2013.

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Global Banking and Markets Incentive Plan (GBMIP)

The GBMIP rewards eligible employees of Global Banking and Markets for business results and individual performance for the given fiscal year and is aligned with risk management and shareholder objectives.

The purpose of the GBMIP is to:

•	Fund the incentive pool based on the profitability of Global Banking and Markets and the results of the bank overall

•

Strengthen the tie between individual compensation awards and longer-term performance by deferring a significant portion based on executive level into equity-based compensation (see the following table)

EXECUTIVE LEVEL	AMOUNT DELIVERED IN EQUITY-BASED COMPENSATION	TYPE OF EQUITY-BASED COMPENSATION AWARD
Co-CEO	60%	PSUs and Stock Options
Senior Leaders	50%	PSUs
Managing Directors	30% – 40%	PSUs

The CEO, who does not participate in this plan, reviews the measures and funding rates used to assess performance and fund the incentive pool. In determining pool funding, the following are considered:

•	Global Banking and Markets profits before taxes and incentive payments

•	The percentage of profits comparator companies in the market are generally allocating to their incentive pools

•	Senior management assessment of the sustainability of each business line’s performance

•

The AIP All-Bank performance factor, which contains the impact of the All-Bank balanced scorecard, inclusive of qualitative and quantitative factors, and is applied to 25% of the incentive pool total to ensure that overall bank performance is reflected in Global Banking and Markets incentive awards

The Chief Risk Officer assesses whether there are potential risks that should be reflected in Global Banking and Markets’ performance and may recommend adjustments to funding to the executive and risk and human resources committees. The human resources committee and executive and risk committee review and recommend to the board for final approval the total incentive pool and the awards for the Co-CEOs of Global Banking and Markets. Significant individual award recommendations over a certain threshold are reviewed by the human resources committee.

Individual awards take into consideration individual performance, business line performance, the market position of each individual, and the pool of funds available.

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Mid-Term and Long-Term Equity Compensation Plans – Term Details

Mid and long-term incentives are an important part of total rewards provided to executives. They are designed to reward individuals for delivering sustained performance over three and 10 year periods, respectively. Mid-term incentives reward executives for sustained operating performance and achievement of pre-determined performance targets. Long-term incentives reward and retain executives; we believe it is important to have a component of our executives’ compensation that has a longer time horizon to align with the tail risk of certain businesses.

Awards are granted annually based on individual performance, retention risk, and the potential to contribute to our future success. As awards are “forward-looking” and reward for future performance and success, the human resources committee does not consider the value of an executive’s existing awards when determining new grants for individuals.

MID-TERM INCENTIVES
	PERFORMANCE SHARE UNIT PLAN (PSUS)	RESTRICTED SHARE UNIT PLAN (RSUS)	GLOBAL BANKING & MARKETS DEFERRED PERFORMANCE PLAN (DPP)
Purpose	• Rewards eligible employees for creating sustained shareholder value and achieving specific performance objectives over a 3-year period
Eligibility	• Bank Vice-Presidents and above • Global Banking and Markets employees at the Managing Director level and above	• Nominated employees	• Global Banking and Markets employees, below the Managing Director level, and in limited circumstances for Managing Directors

Granting	• Units are granted based on the 20-day average closing price of our common shares at the time of grant; notional dividends reinvested in share units
• Units are generally awarded to eligible employees on the first day of an open trading window following the public release of our year-end financial results
Vesting	• Units vest and are redeemable on the last day of the 35th month after the date of award		• Units vest one-third per year over 3-years with a performance multiplier to adjust for overall Bank and Global Banking and Markets performance of up to 1.25.
	• Performance-vesting at the end of 3-years based 50 percent on relative TSR and 50 percent on absolute ROE performance	• In limited circumstances vest one-third per year starting on the first anniversary of the grant date
• The ROE component of the factor will be zero if a threshold level of ROE is not achieved
• EVPs and above eligible for performance vesting of up to 150 percent of the number of units based on performance
• VPs, SVPs and Global Banking and Markets Managing Directors and above eligible for performance vesting of up to 125 percent of the number of units based on performance
Payout	• Each unit is valued using the 20-day average closing price of our common shares after vesting
• The human resources committee, at its discretion, can reduce or eliminate payout based on an assessment of risk over a 3-year period

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LONG-TERM INCENTIVES (STOCK OPTIONS)*
Purpose	• Links the interests of executives and shareholders by rewarding executives for creating sustained shareholder value in the long term
Eligibility	• Bank Vice-Presidents and above and GBM Co-CEOs
Granting	• Options are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results

•    For grants since December 2005, exercise price is the higher of the closing price of the bank’s shares on the TSX on the trading day prior to the grant or the volume weighted average trading price for the five trading days immediately preceding the grant date

•    Options granted before December 2009 may include a tandem stock appreciation right (Tandem SAR). The holder may exercise either the option or the tandem SAR for a cash payment equal to the value of the option gain. Tandem SARs are not dilutive

Vesting & Expiry

•    Options normally vest 25 percent per year over four years and expire 10 years after the grant subject to early expiry in circumstances described on page 49, unless the human resources committee uses its discretion to do otherwise

•    The term of the award may also be extended where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout). In this situation the expiry date will be automatically extended to the date which is 10 business days after the end of the blackout period

Exercise	• Once vested, options may be exercised at the participant’s discretion, subject to insider trading windows and blackout periods

*	See page 54 and 55 for additional stock option plan details and dilution, overhang and burn rate information.
See page 49 for “Compensation Treatment by Termination Scenario” for mid and long-term incentives.

The bank also has a clawback policy (see page 25 for an overview). In the event of a personal breach of conduct or material misstatement, outstanding awards may be forfeited or previously paid compensation may be repaid.

Group Benefit, Pension, and Perquisite Programs

Our executives participate in group benefit plans on the same basis as all other employees. These vary depending on local market practice and/or regulatory requirements in the executive’s location.

Executives have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Certain other executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Further details can be found in the “Retirement Plan Benefits” section on pages 47 and 48.

Executives are also provided with an annual fixed perquisites allowance, which is fully taxable and paid in quarterly installments. The value of the perquisite allowance varies by executive level.

Executive Share Ownership Guidelines

In support of our goal of aligning executive and shareholder interests and discouraging undue and excessive risk taking, all of our executives must meet minimum share ownership requirements. In addition, the CEO and his direct reports are subject to post-retirement retention requirements. The required holdings reflect the executive’s compensation and level, and may be satisfied through holdings of common shares, as well as any outstanding DSUs, RSUs, PSUs and DPP units and holdings in our Employee Share Ownership Plan. New and promoted executives have three years to meet the share ownership requirements.

The table below summarizes the minimum ownership requirements by level:

EXECUTIVE LEVEL	OWNERSHIP REQUIREMENT
CEO	7 times base salary; Share ownership requirement extends 2 years into retirement
President/COO/Group Head (including Global Banking and Markets Co-CEOs)	4 times base salary; Share ownership requirement extends 1 year into retirement
Executive Vice-President	3 times base salary
Senior Vice-President	2 times base salary
Vice-President	1 times base salary
Global Banking and Markets Senior Leader	2 times base salary
Global Banking and Markets Managing Director	1 times base salary

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All of the NEOs have exceeded the minimum share ownership guidelines, as outlined in the following table:

	SHARE OWNERSHIP GUIDELINES	SHARE OWNERSHIP OF NEOS AT DECEMBER 31, 2012[1]				OWNERSHIP MULTIPLE OF SALARY

NAME	MULTIPLE OF BASE SALARY	DIRECTLY HELD COMMON SHARES ($)[2]	DEFERRED COMPENSATION ($)[3]	SHARE UNITS ($)[4]	TOTAL OWNERSHIP ($)	BASED ON DIRECTLY HELD & DEFERRED COMPENSATION	BASED ON TOTAL OWNERSHIP
Richard E. Waugh	7	14,631,873	27,803,054	13,453,009	55,887,936	28	37
Sean D. McGuckin	3	2,057,850	1,425,463	1,399,312	4,882,625	11	15
Luc A. Vanneste	3	3,464,717	5,281,558	2,109,369	10,855,644	21	26
Sarabjit S. Marwah	4	13,005,481	14,016,421	4,907,374	31,929,276	34	40
J. Michael Durland	4	3,079,626	0	7,572,737	10,652,362	6	19
Stephen D. McDonald	4	1,307,205	0	4,716,611	6,023,816	2	11

1.	Based on the closing price on the TSX of our common shares of $57.46 on December 31, 2012

2.	Directly held includes Employee Share Ownership Plan (“ESOP”) holdings and common shares

3.	Deferred Compensation includes DSUs

4.	Share Units include PSUs and RSUs

Note on Trading Restrictions:

Effective with the December 2010 grants, to be eligible to receive equity-based awards executives must attest that they do not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our compensation plans.

All of our employees, including executive officers are prohibited from entering into short sales, calls and puts with respect to any of our securities. These restrictions are prohibited under the Bank Act, and are enforced through our compliance programs. In addition, executive officers are required to seek pre-clearance from our compliance department prior to buying or selling any of our publicly-traded securities, including stock options.

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2012 PERFORMANCE & EXECUTIVE COMPENSATION

All-Bank Balanced Scorecard Performance

The bank believes that a fair and balanced assessment of overall performance should include a variety of key metrics. These metrics reflect the bank’s corporate strategy and performance along multiple dimensions. In defining key metrics, the bank has chosen to take the balanced scorecard approach to measuring financial and non-financial performance each year.

The bank’s overall performance was excellent, demonstrating strong performance across primary financial measures and non-financial performance measures. Financial performance in particular was strong, having met or exceeded all targets.

SCORECARD CATEGORY	PERFORMANCE MEASURES	TARGET	2012 ACHIEVEMENT
Financial	Return on Equity Efficiency in earning profits on shareholders’ behalf	15% - 18%	• 19.7% (17.6%**)
	Diluted Earnings Per Share (EPS) Growth Increase in net income generated for common shareholders	5% - 10%*	• 22.2%* (8.0%**)
Customer	All-Bank Customer Index High levels of customer satisfaction and loyalty	3 of 4 business lines meet customer targets	• Achieved target
	All-Bank Collaboration – Customer Cross-Sell Deeper relationships with customers	4 of 4 business lines meet cross-sell targets	• Cross-sell target met by 3 of 4 business lines
Operational	Productivity Ratio Overall operating efficiency	< 58%	• 52% (54.3%**)
	Operating Leverage Revenue growth relative to expense growth	Positive	• 3.9% (0.9%**)
	Credit, Market & Liquidity Risk Mitigation of various types of non-operational risks	Manage according to guidelines / limits established by board and executive and risk committee	• Achieved target
Operational Risk
	– Operational, Regulatory & Audit	Single event operational losses failures not to exceed $25MM and cumulative losses not to exceed 265 bps of 2011 pre-tax income in aggregate	• Achieved target
	– Corporate Social Responsibility	Recognized as a leader in CSR	• Achieved 2 recognitions ( Dow Jones Sustainability North American Index, Best Place to Work in 9 countries)
People	Employee Engagement Employee satisfaction and engagement	Within top 10% of Global Financial Institutions	• Achieved
Leadership
	– Leadership development	≥ 50% of key people needing a move actioned	• 74%
	– Advancement of women and diversity of workforce	≥ 40% of women new to the VP+ pool	• Attained 30%
	Collaboration Teamwork across departments or divisions	≥ 40% of responses in the most favorable category on a five point survey scale	• 40%

*	Excludes $286 million of acquisition related gains reported in second quarter of 2011
**	Excludes $708 million or 61 cents per share related to real estate gains in 2012

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Annual Incentive Compensation

AIP Funding:

The diagram below summarizes the metrics and actual targets and performance that factor into the All-Bank business results score that drives AIP funding. The business results score for the NEOs who participate in the AIP is entirely based on the All-Bank results, and the All-Bank portion of the AIP incentive pool was funded at 123% of target incentive.

Calculation of the All-Bank business results score:

As mentioned on page 29, the AIP pool is funded using measures aligned to our strategic priorities. Fundamental to the measurement of the achievement of these priorities are our financial results. Our primary funding measures include three key measures of our financial performance: return on equity, diluted earnings per share and productivity ratio. Each measure is individually factored into the calculation of the business results score on a straight-line basis (i.e., using a linear interpolated number).

Taking into consideration our results against the performance measures from our All-Bank balanced scorecard on page 34 as well as risk and other external and internal factors, the All-Bank business results score is 123% of target.

TYPE OF MEASURE	MEASURES	WEIGHT	2012 TARGET	2012 RESULTS	FACTOR (50% – 150%)

Primary Funding Measures	Return on Equity	40%	17.4%	19.7%	150%
	Diluted Earnings Per Share	40%	$4.53	$5.22	150%
	Productivity Ratio	20%	54.3%	52.0%	143%
À	Business Results Score				149%
Other Balanced Scorecard Measures (+/– 20%)	Refer to balanced scorecard on the previous page	–	Non-financial measures generally at or above target with significant improvement on employee engagement and collaboration metrics		+5%

À
Discretionary Adjustment (+/– x%)	Based on significant external and internal factors affecting financial results	–	Adjustment for gains from sale of major real estate assets		– 40%
		–	Reverse impact of the temporary effect of prefunding acquisitions not yet closed		+9%
	Final Business Results Score				123%

As shown above, the 2012 All-Bank performance factor includes adjustments for the gains from the sale of major real estate assets and reverses the temporary impact on EPS of share issuances for prefunding of the acquisition of ING DIRECT Canada and an interest in the Bank of Guangzhou before closing. The All-Bank score also reflects an adjustment for other balanced scorecard measures as the bank generally achieved at or above target results on the non-financial measures, and includes a significant improvement on employee engagement and collaboration metrics.

The Chief Risk Officer provided the human resources committee and executive and risk committee with an assessment on whether other potential risks should be reflected in the AIP funding through various measures of risk as included in the risk scorecard. The Chief Risk Officer concluded that the bank operated within its approved risk appetite for 2012 and, as a result, the human resources committee and the executive and risk committee approved no risk adjustment to AIP funding.

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NAMED EXECUTIVE OFFICER COMPENSATION

This section discusses the compensation awards of our NEOs in 2012 – the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executives (based on aggregate compensation excluding pension benefits):

•	Richard E. Waugh, Chief Executive Officer
•	Sean D. McGuckin, Executive Vice-President and Chief Financial Officer (current, effective January 2, 2012)
•	Luc A. Vanneste, Executive Vice-President and Chief Financial Officer (former, until January 1, 2012)
•	Sarabjit S. Marwah, Vice-Chairman and Chief Operating Officer
•	J. Michael Durland, Group Head, Global Capital Markets, and Co-CEO, Global Banking and Markets
•	Stephen D. McDonald, Group Head, Global Corporate & Investment Banking, and Co-CEO, Global Banking and Markets

Richard E. Waugh, Chief Executive Officer

Richard (Rick) E. Waugh Chief Executive Officer Toronto, Ontario, Canada Age: 65

Mr. Waugh is Chief Executive Officer of the bank. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the bank’s treasury, corporate, international and retail banking areas. In 1985, he moved to New York as the most senior executive in the U.S. Mr. Waugh returned to Toronto in 1993, and was appointed Vice-Chairman, Corporate Banking in 1995, and Vice-Chairman, International Banking and Wealth Management in 1998. He was appointed President in January 2003 and became President and CEO later that year, serving in both roles until October 2012. He remains CEO and continues to serve on the Board of Directors of the bank.

Outside the bank, Mr. Waugh is a member of the Canadian Council of Chief Executives. He is Vice-Chair of the Board of the Institute of International Finance and Past President of the International Monetary Conference. Mr. Waugh is a member of the Council of the Americas, and is on the Chairman’s International Advisory Council for the Americas Society. He is Co-Chair of the Canada-Brazil CEO Forum. He also serves on the Board of Directors for TransCanada Corporation and Catalyst Inc., and is Chair of the Catalyst Canada Advisory Board. In addition, he serves on the Advisory Council of the Schulich School of Business at York University and the Guanghua School of Management at Peking University.

Mr. Waugh has long been active in several philanthropic organizations. Among them is the United Way of Greater Toronto, where he was Campaign Chair in 2006, the organization’s 50th anniversary. He has also worked extensively with the MS Society, both as Honourary Chair of the endMS Capital Campaign and as a Board member for their Scientific Research Foundation. He is a director of St. Michael’s Hospital and was Co-Chair of the Hospital’s Campaign to build the Li Ka Shing Knowledge Institute.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba, a Master of Business Administration from York University, a Fellow of the Institute of Canadian Bankers, and Honorary Doctor of Laws degrees from York University and Assumption University. He was awarded the Merit of Honor, Council of the Americas, for his distinguished contribution to the Americas, and received the 2008 Award of Merit from B’nai Brith Canada. In 2009, he received the Corporate Social Responsibility Award from the Foreign Policy Association in New York, and had the Order of Merit conferred upon him by the President of the Dominican Republic for distinguished service to the country. Mr. Waugh received the 2011 International Award from the Horatio Alger Association of Distinguished Americans. He was recently appointed an Officer of the Order of Canada for his contributions to strengthening the financial services industry in Canada and internationally.

2012 Performance and Compensation

Under the leadership of Mr. Waugh, Scotiabank achieved another year of record earnings. These results demonstrate that the bank has the right strategy and is executing it well throughout continuing volatile and uncertain global economic conditions.

The bank generated record net income of $6.5 billion, $1.1 billion or 21% higher than last year’s results; diluted earnings per share were $5.22, up 15.2% from $4.53 in 2011; return on equity was solid at 19.7%. A productivity ratio of 52% demonstrated leadership in cost control and was the strongest of all the Canadian banks. In addition, the bank generated positive total shareholder return of 7.6% in 2012, a substantial increase from 2011. The bank met or exceeded all financial and operational objectives and continued consistent dividend payments to shareholders with $2.19 per share for fiscal 2012, up 6.8% from last year.

Mr. Waugh has implemented and led a consistent five-point strategy focused on customers, which has proven to be effective through challenging times. Scotiabank’s straightforward business model anchored in diversification has provided stability and lowered risk.

The trust and confidence of customers, strong employee engagement and embedded risk management culture continue to be priorities for Mr. Waugh, as evident in the 2012 All-Bank balanced scorecard results. Collaboration was a strong theme this year – building on the cross-divisional leadership teams established last year. Mr. Waugh led an outcomes-based approach with a clear focus on providing seamless and complete solutions for customers across business lines and geographies. His focus on leadership and succession planning across the organization led to a number of significant senior leadership appointments, ensuring continued success of the organization in the future. Risk in credit portfolios continued to be well-managed.

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Market risk remained low and well controlled and stress tests have confirmed the appropriateness of the risk appetite. The Tier 1 capital ratio of 13.6% and the total capital ratio of 16.7% remained well above the regulatory minimum and were strong by international standards. The bank continued to take advantage of strategic acquisition opportunities including the completion of the purchase of 51% of Banco Colpatria in Colombia and the acquisition of ING DIRECT Canada.

Earnings included a one-time material gain from the sale of major real estate assets. The board exercised its discretion to adjust the bonus for the one-time gain, as well as for the bank’s performance on the balanced scorecard, resulting in a business score of 123% for 2012. In light of the strong bank performance overall and Mr. Waugh’s leadership in key areas as described above, the human resources committee awarded a total package of $11,100,000, a 5% increase from 2011. His annual incentive award was $1,380,000, and the remainder of his incentive compensation – $8,220,000 – was delivered equally in mid-term and long-term incentives. As a result, 86% of Mr. Waugh’s 2012 total incentive was deferred and aligned with shareholder returns and future bank performance.

Total Direct Compensation

Richard E. Waugh	2012 ($)	2011 ($)
Base Salary	1,500,000	1,500,000
Annual Incentive	1,380,000	1,400,000
Mid-term incentives	4,110,000	3,858,000
Long-term incentives	4,110,000	3,858,000
% of Incentive Deferred	86%	85%
Total Direct Compensation	11,100,000	10,616,000

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Sean D. McGuckin, Executive Vice-President and Chief Financial Officer

Sean D. McGuckin Executive Vice-President and Chief Financial Officer Mississauga, Ontario, Canada Age: 49

Effective January 2, 2012, Mr. McGuckin was appointed Executive Vice-President and Chief Financial Officer. Mr. McGuckin oversees the Finance Department, including Investor Relations, Taxation and Strategic Sourcing.

Since joining Scotiabank in 1991, Mr. McGuckin has held progressively more senior positions in Risk Management, Finance and Audit, including Vice-President and Head, Capital Markets and Group Treasury Audit, and Senior Vice-President and Chief Accountant. Prior to this appointment, he was Senior Vice-President & Head, Risk Policy & Capital Markets, Global Risk Management.

Mr. McGuckin holds a Bachelor of Commerce degree from the University of Toronto. He has been a member of The Institute of Chartered Accountants of Ontario since 1988, and completed a Harvard University Executive Leadership Program. He is currently a board member of the Alzheimer Society of Toronto.

2012 Performance and Compensation

Mr. McGuckin received a salary increase to $325,000 on January 2, 2012 upon his appointment to Executive Vice-President and Chief Financial Officer. After assuming this role, Mr. McGuckin continued to lead the bank’s development of integrated enterprise-wide financial strategies and establishment of financial governance structures, including ensuring compliance with regulatory and fiduciary guidelines. Mr. McGuckin provided leadership oversight on the bank’s initiatives on process and technology improvements supporting financial reporting and the implementation of IFRS. During 2012, the bank improved its capital management information system to support effective capital management decision making and reporting. At the same time, Mr. McGuckin and his team continued to provide the investment community insightful financial analysis and access to senior management and played a critical role in supporting the bank’s acquisition and capital management strategies. Under his leadership, the bank’s productivity ratio continues to be industry-leading.

In consideration of overall bank performance, his individual contributions, and his position relative to the market, Mr. McGuckin was awarded total direct compensation of $1,719,167. His annual incentive award reflected his incentive target of 80% of base salary and his performance. His mid- and long-term incentive awards reflect his promotion to EVP & CFO and his level of personal contribution to the bank’s strategies.

Total Direct Compensation

Sean D. McGuckin	2012 ($)
Base Salary	309,167	*
Annual Incentive	410,000
Mid-term incentives	500,000
Long-term incentives	500,000
% of Incentive Deferred	71%
Total Direct Compensation	1,719,167

*	Represents base salary earned during the fiscal year

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Luc A. Vanneste, Executive Vice-President, Enterprise Effectiveness

Luc A. Vanneste Executive-Vice President, Enterprise Effectiveness Toronto, Ontario, Canada Age: 60

From June 1, 2005 to January 1, 2012, Mr. Vanneste was Executive Vice-President and Chief Financial Officer, responsible for the Finance Department, including Investor Relations, Taxation and Strategic Sourcing. Effective January 2, 2012, Mr. Vanneste was appointed Executive Vice-President, Enterprise Effectiveness and is responsible for enhancing organizational effectiveness as the bank aligns its global priorities and strategies with its approach to evolving regulatory, compliance and governance trends.

Mr. Vanneste joined Scotiabank in 1999 as Senior Vice-President and Chief Auditor, was appointed Executive Vice-President in October 2003 and Chief Financial Officer in 2005. Prior to joining the bank, Mr. Vanneste spent 24 years with KPMG LLP, where he served most recently as a partner, focusing on banking and finance.

Mr. Vanneste has been active with the Heart and Stroke Foundation since 1986, including serving as Chairman of the Board from 1994 to 1996. He is currently Vice Chair of the Board for the Centre for Stroke Recovery. In 2006, Mr. Vanneste joined the Board of the Toronto Rehab Foundation and is currently Vice Chair. Mr. Vanneste joined the board of Writers’ Trust of Canada in 2011.

Mr. Vanneste graduated from the University of Toronto in 1975 with a B.A. (Honours), and obtained a Masters of Business Administration (with distinction) from the Richard Ivey School of Business, Western University in 1999. He has been a Member of the Institute of Chartered Accountants of Ontario since 1977 and was appointed a Fellow of the Institute in June 2006.

2012 Performance and Compensation

In 2012, Mr. Vanneste assumed the new role of Executive Vice-President, Enterprise Effectiveness. In his new role, Mr. Vanneste is mandated with leading enterprise-wide initiatives to enhance organizational effectiveness and align the bank’s approach to evolving regulatory, compliance and governance trends. During 2012, Mr. Vanneste partnered with the other senior executives of the bank to develop and initiate formalized processes that further this mandate.

In consideration of overall bank performance, his individual contributions, and his position relative to the market, Mr. Vanneste was awarded total direct compensation of $1,835,000, a decrease of 20% over 2011. Mr. Vanneste’s incentive compensation awards were reduced from 2011 primarily reflecting his transition from CFO to his new role with the bank.

Total Direct Compensation

Luc A. Vanneste	2012 ($)	2011 ($)
Base Salary	425,000	425,000
Annual Incentive	410,000	525,000
Mid-term incentives	500,000	675,000
Long-term incentives	500,000	675,000
% of Incentive Deferred	71%	72%
Total Direct Compensation	1,835,000	2,300,000

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Sarabjit S. Marwah, Vice-Chairman and Chief Operating Officer

Sarabjit (Sabi) S. Marwah Vice-Chairman and Chief Operating Officer Toronto, Ontario, Canada Age: 61

As Vice-Chairman and Chief Operating Officer for Scotiabank since 2008, Mr. Marwah is responsible for the bank’s corporate financial and administrative functions, and is actively involved in developing the bank’s strategic plans and priorities.

Mr. Marwah joined Scotiabank in Toronto as a financial analyst in the bank’s Finance Department in 1979. Over the years, he held successively more senior positions within the Finance Department, including Deputy Comptroller, Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed CFO in 1998 and Senior Executive Vice-President and CFO in 2002. During his tenure in Finance, he was also responsible for several functions outside the Finance Department, and was actively involved in many of the bank’s strategic decisions, including acquisitions both in Canada and internationally. He became Vice-Chairman and Chief Administrative Officer in 2005.

Mr. Marwah is a member of the Board of Directors of Cineplex Inc., and several Scotiabank subsidiaries. He also serves as a member of the Board of Trustees of the Hospital for Sick Children. He is active in several community organizations, and was a member of the 2008 and 2009 United Way Cabinets. He was also Past Chair of the Humber River Regional Hospital and Director of the C.D. Howe Institute.

Mr. Marwah earned an undergraduate Honours degree in Economics, a Master’s degree in Economics, and a Master of Business Administration (Finance) from the University of California, Los Angeles (UCLA).

2012 Performance and Compensation

In 2012, Mr. Marwah continued to play a key role in our ongoing success. He provided strong leadership to areas under his responsibility, as well as ensuring that All-Bank balanced scorecard targets were met. Mr. Marwah provided oversight on the execution of the bank’s strategic priorities including the sale of major real estate assets, implementing enhanced financial reporting and control processes, and ensuring that emerging regulatory requirements were appropriately managed, including those pertaining to capital and liquidity. He also provided continued focus on achieving operational efficiencies, making investments in technology, and supporting business lines in their ongoing business as well as new growth initiatives.

In consideration of overall bank performance, his individual contribution to the bank’s strategic goals, and his position relative to the market, Mr. Marwah was awarded total direct compensation of $5,415,000 for 2012, an increase of 8% over 2011. The human resources committee focused on recognizing Mr. Marwah’s individual performance and his contributions to the bank’s 2012 results, including his involvement in the execution of the bank’s strategic priorities. Consistent with prior years, a majority of Mr. Marwah’s total incentive (69%) is deferred and aligned with shareholder returns and future bank performance.

Total Direct Compensation

Sarabjit S. Marwah	2012 ($)	2011 ($)
Base Salary	800,000	800,000
Annual Incentive	1,415,000	1,260,000
Mid-term incentives	1,600,000	1,470,000
Long-term incentives	1,600,000	1,470,000
% of Incentive Deferred	69%	70%
Total Direct Compensation	5,415,000	5,000,000

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J. Michael Durland, Group Head and Co-CEO, Global Banking and Markets

J. Michael (Mike) Durland Group Head and Co-CEO, Global Banking and Markets Mississauga, Ontario, Canada Age: 47

As Co-CEO, Global Banking and Markets, Mr. Durland shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide, with specific responsibility for the Global Capital Markets business.

Mr. Durland joined Scotiabank’s Investment Banking division as a Senior Manager, Derivatives Products, in 1993, before being promoted to Managing Director in 1996, Co-Head, Capital Markets Group in 2002 and Deputy Head Global Capital Markets in 2007. During the past 15 years, Mr. Durland has been actively involved in the development, execution and management of Global Capital Markets’ strategy, risk, operations and human capital management. He also represents Global Capital Markets on key internal bank committees. Mr. Durland completed a Ph.D. in Finance and Operations Research from Queen’s University and a Bachelor of Commerce in Finance from St. Mary’s University.

He is a member of the Advisory Board for Queen’s School of Business and the Munk School of Global Affairs. He is also actively involved in Scotiabank’s Bright Future program, which focuses on responding to the needs of local communities around the world at a grassroots level.

2012 Performance and Compensation

Under the Co-CEO leadership of Messrs. Durland and McDonald, Global Banking and Markets net income of $1.5 billion in 2012 reflects an increase of $234 million or 19% from 2011. This year’s result was one of the best on record, and was positively impacted by strong customer demand and improved market conditions. Solid revenue growth (14%) across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% in 2011.

In 2012, Mr. Durland successfully led the Global Capital Markets group (“GCM”) in making a strategic shift to client flow businesses and disciplined execution of business strategy, which has delivered diversified, sustainable revenues. Despite challenging market conditions due to continued global instability, GCM performed well this year and materially exceeded plan. Mr. Durland maintained a strong collaborative relationship with International Banking fostering continued expansion of the global wholesale banking initiative. Mr. Durland continued leading GCM on the execution of a rigorous capital management initiative to ensure that GCM businesses were optimized with respect to capital usage and met all regulatory capital requirements. Market and operational risks were well managed and within the bank’s risk appetite. GCM remained well within its key trading risk governors – such as Value at Risk and Stress Test limits – and operational losses were insignificant. As a part of the global equity platform expansion, Scotiabank acquired Howard Weil Incorporated, a leading U.S.-based energy investment boutique, recognized as one of the top boutiques and regional firms in the energy industry. During 2012, Global Banking and Markets also enhanced its product and service offerings by adding agricultural commodities to its product suite. Global Banking and Markets remains a committed lender to the agriculture sector and now offers multiple hedging and financing solutions to clients in this industry.

Taking into consideration the performance of Global Banking and Markets and GCM, his individual contribution to the bank’s strategic goals, and his position relative to market, Mr. Durland was awarded total direct compensation of $8,250,000. This is an increase of 14% from 2011, and 60% of his total incentive was deferred in the form of mid and long-term incentive awards.

Total Direct Compensation

J. Michael Durland	2012 ($)	2011 ($)
Base Salary	550,000	550,000
Annual Incentive	3,080,000	2,400,000
Mid-term incentives	2,310,000	2,150,000
Long-term incentives	2,310,000	2,150,000
% of Incentive Deferred	60%	64%
Total Direct Compensation	8,250,000	7,250,000

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Stephen D. McDonald, Group Head and Co-CEO, Global Banking and Markets

Stephen (Steve) D. McDonald Group Head and Co-CEO, Global Banking and Markets Toronto, Ontario, Canada Age: 56

As Co-CEO, Global Banking and Markets, Mr. McDonald shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide. As Group Head, Global Corporate and Investment Banking (“GCIB”), he also has overall responsibility for Global Banking and Markets’ corporate and investment banking activities on a global basis. Previously, Mr. McDonald was Deputy Chairman, Scotia Capital, and U.S. Country Head.

Prior to joining the Scotiabank Group in 2003, Mr. McDonald had a 19-year career with another Canadian financial institution, where he held a number of senior executive level positions.

Mr. McDonald graduated from the University of Western Ontario in 1980 with a LL.B., and from the Ivey School of Business in 1983 with an M.B.A. He serves on the Ivey Advisory Board of the Ivey School of Business, and is a former director of Rogers Cable Inc. and the Hospital for Sick Children Foundation. He is also actively involved in Scotiabank’s Bright Future program, which focuses on responding to the needs of local communities around the world at a grassroots level.

2012 Performance and Compensation

Under the Co-CEO leadership of Messrs. Durland and McDonald, Global Banking and Markets net income of $1.5 billion in 2012 reflects an increase of $234 million or 19% from 2011. This year’s result was one of the best on record, and was positively impacted by strong customer demand and improved market conditions. Solid revenue growth (14%) across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% in 2011.

In 2012, Mr. McDonald led GCIB to another record year and solid profitability. As in past years, GCIB contributed meaningfully to Global Banking and Markets’ overall performance through effective cross-sell. Global Banking and Markets’ model of close collaboration between GCIB and GCM is a proven success, as demonstrated through Global Banking and Markets’ strong performance despite slow deal volume in the M&A advisory and corporate lending space. Mr. McDonald maintained a strong collaborative relationship with International Banking fostering continued expansion of the global wholesale banking initiative. Overall asset levels grew according to plan, while margins and loan loss provisions were ahead of plan and well within the bank’s risk appetite. Operational risks were also well managed as operational losses were insignificant. During 2012, Scotiabank was ranked #1 in Canadian High Yield Corporate Debt Underwriting from January 1, 2010 to October 31, 2012 and #1 in Maple Bond Underwriting from November 1, 2010 to October 31, 2012 (Bloomberg).

Taking into consideration the performance of Global Banking and Markets and GCIB, his individual contributions to the bank’s strategic goals, and his position relative to market, Mr. McDonald was awarded total direct compensation of $5,400,000. This is an increase of 5% from 2011, and 60% of the total incentive was deferred in the form of mid- and long-term incentive awards.

Total Direct Compensation

Stephen D. McDonald	2012 ($)	2011 ($)
Base Salary	550,000	550,000
Annual Incentive	1,940,000	1,840,000
Mid-term incentives	1,455,000	1,380,000
Long-term incentives	1,455,000	1,380,000
% of Incentive Deferred	60%	60%
Total Direct Compensation	5,400,000	5,150,000

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SUMMARY COMPENSATION TABLE

The following table summarizes total compensation earned in the fiscal year 2012 by the NEOs. Note that we report the shares and options awarded after the end of the fiscal year to reflect decisions made during the 2012 compensation review, rather than awards granted at the outset of fiscal 2012 from the 2011 compensation review. Previously disclosed information from 2011 and 2010 is also provided. We have not included historic information for Mr. McGuckin, as he was not a NEO previously.

NAME AND PRINCIPAL POSITION	YEAR	FISCAL SALARY ($)	SHARE AWARDS ($)[2]	OPTION AWARDS ($)[3]	ANNUAL INCENTIVE PLAN ($)[4]	PENSION VALUE ($)[5]	ALL OTHER COMPENSATION ($)[6]	TOTAL COMPENSATION ($)[7]
Richard E. Waugh Chief Executive Officer	2012	1,500,000	4,110,000	4,110,000	1,380,000	–	1,196	11,101,196
	2011	1,500,000	3,858,000	3,858,000	1,400,000	–	1,196	10,617,196
	2010	1,208,333	3,925,000	3,925,000	1,600,000	3,091,000	1,196	13,750,529
Sean D. McGuckin[1] Executive Vice-President and Chief Financial Officer	2012	309,167	500,000	500,000	410,000	373,000	1,196	2,093,363
Luc A. Vanneste[1] Executive Vice-President, Enterprise Effectiveness	2012	425,000	500,000	500,000	410,000	107,000	1,196	1,943,196
	2011	425,000	675,000	675,000	525,000	103,000	1,196	2,404,196
	2010	425,000	675,000	675,000	600,000	91,000	1,196	2,467,196
Sarabjit S. Marwah Vice-Chairman & Chief Operating Officer	2012	800,000	1,600,000	1,600,000	1,415,000	315,000	1,196	5,731,196
	2011	800,000	1,470,000	1,470,000	1,260,000	319,000	1,196	5,320,196
	2010	656,250	1,275,000	1,275,000	1,325,000	(2,231,000)	1,196	2,301,446
J. Michael Durland Group Head and Co-CEO, Global Banking and Markets	2012	550,000	2,310,000	2,310,000	3,080,000	–	–	8,250,000
	2011	550,000	2,150,000	2,150,000	2,400,000	–	–	7,250,000
	2010	550,000	2,235,000	2,235,000	2,980,000	27,000	–	8,027,000
Stephen D. McDonald Group Head and Co-CEO, Global Banking and Markets	2012	550,000	1,455,000	1,455,000	1,940,000	–	897	5,400,897
	2011	550,000	1,380,000	1,380,000	1,840,000	–	897	5,150,897
	2010	550,000	1,335,000	1,335,000	1,780,000	–	897	5,000,897

1.	Effective January 2, 2012, Mr. Vanneste was appointed Executive Vice-President, Enterprise Effectiveness. Mr. McGuckin succeeded him as Executive Vice-President and Chief Financial Officer.

2.	Based on the amounts shown for compensation purposes, PSU awards reflect the 20-day average closing price of our common shares at the time of grant. This is done to smooth out short term aberrations in the share price. The 2012 PSU awards granted on December 10, 2012 were valued for compensation purposes at $54.53. The accounting fair value is approximately 2.6% higher at $55.94 based on the December 10, 2012 closing share price. The compensation amounts shown for 2011 represent PSU awards granted on December 5, 2011 valued at $50.27. The compensation amounts shown for 2010 represent PSU awards granted on December 6, 2010 valued at $53.85. As described in the PSU plan information on page 31, 100% of the awards made under the PSU plan are subject to performance criteria.

3.	For compensation purposes, the amounts shown for 2012 are estimates based on the fair value on the grant date and have been calculated using the Black-Scholes option valuation model, a commonly used and well-understood method of option valuation. The Black-Scholes option value is determined using the full option term (10 years), share price volatility (23.47%), dividend yield (3.47%), and the risk-free interest rate (2.23%). For awards granted on December 10, 2012, the compensation fair value was 17.5% of the grant price $55.63. For awards granted on December 5, 2011, the compensation fair value was 20% of the grant price $49.93. For awards granted on December 6, 2010, the compensation fair value was 21% of the grant price $55.63.

The grant date fair value determined for compensation purposes differs from the accounting fair value disclosed in our financial statements. The assumptions described above used for compensation purposes result in less dilution than the accounting assumptions described below. In accordance with IFRS (IFRS 2, Share-based Payment), an expected life of 6.6 years was used as an assumption, instead of the full 10-year option term, to calculate the accounting fair value using the Black-Scholes option valuation model. Other assumptions used for accounting purposes include volatility based on both historic and implied volatility and current dividend yield. The accounting fair value used for the NEO stock option grants on December 10, 2012 was 14.6% of the grant price, such that the accounting fair value of the awards is approximately 16% less than the compensation values shown in the above table.

4.	The amounts shown represent the Annual Non-Equity Incentive Plan Compensation earned by the NEOs. In lieu of payment, Mr. Waugh, Mr. McGuckin, Mr. Vanneste, and Mr. Marwah were eligible to defer a percentage of their annual incentive and instead receive DSUs under the DSU Plan. Mr. Vanneste elected to defer 100% of his annual incentive into DSUs in 2010, 2011, and 2012.

5.	The Pension Value represents the Compensatory Costs as described in the “Plan Obligations for NEOs” section on page 48.

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6.	The amounts in this column represent perquisites and other taxable benefits. The aggregate value of perquisites and other taxable benefits provided to all of our NEOs in 2012 are not disclosed, as they are less than $50,000 and 10% of their total salary.

The amounts shown for Mr. McGuckin in 2012 and for Mr. Waugh, Mr. Vanneste, Mr. Marwah, and Mr. McDonald in all years represent the bank’s contribution to the ESOP to a maximum of $1,200 per year. These NEOs participate in this plan on the exact same basis as all of our other employees. Under this plan employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits.

The amounts in this column do not include the value of any dividend equivalents earned on share-based compensation awards, as dividends are factored into the fair value calculation at the time of grant.

7.	The bank does not provide any Long Term Non-Equity Incentive Plan Compensation to any of the NEOs.

INCENTIVE AWARD DETAILS

Outstanding Share and Option Awards at December 31, 2012

The following table summarizes outstanding share and option awards as at December 31, 2012 for the NEOs. Note that:

•	We have included the share and option awards made in December following the end of our 2012 fiscal year (October 31, 2012)

•	The value of the unexercised in-the-money options is equal to:

The closing price of our common shares on December 31, 2012 ($57.46 per share) minus the exercise price of the option awards multiplied by the number of outstanding options

•	The value of the PSU awards that have not vested is equal to:

The closing price of our common shares on December 31, 2012 ($57.46 per share) multiplied by the number of share units outstanding

•	PSUs have been valued for this purpose using the target performance factor (100%), however, the number of PSUs that may vest can range between 0% to 150% of target

•	We do not have any vested PSUs outstanding

		OPTION AWARDS				SHARE AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	PLAN	NUMBER OF SHARE UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE UNIT AWARDS NOT PAID OUT OR DISTRIBUTED*
Richard E. Waugh	12/5/2003	257,552	31.45	12/5/2013	6,698,928
	12/3/2004	230,768	39.00	12/3/2014	4,259,977
	12/2/2005	224,788	46.02	12/2/2015	2,571,575
	12/13/2006	232,988	52.00	12/13/2016	1,272,114
	12/11/2007	269,480	52.57	12/11/2017	1,317,757
	12/5/2008	444,084	33.89	12/5/2018	10,467,060
	12/11/2009	376,964	47.75	12/11/2019	3,660,320
	12/6/2010	335,980	55.63	12/6/2020	614,843	PSU	78,795	4,527,588
	12/5/2011	386,340	49.93	12/5/2021	2,909,140	PSU	79,961	4,594,583
	12/10/2012	422,176	55.63	12/10/2022	772,582	PSU	75,371	4,330,838
Total		3,181,120			34,544,296		234,127	13,453,009
Sean D. McGuckin	12/5/2003	3,816	31.45	12/5/2013	99,254
	12/3/2004	6,540	39.00	12/3/2014	120,728
	12/2/2005	6,744	46.02	12/2/2015	77,151
	12/13/2006	7,396	52.00	12/13/2016	40,382
	12/11/2007	7,924	52.57	12/11/2017	38,748
	12/5/2008	15,492	33.89	12/5/2018	365,146
	12/11/2009	16,232	47.75	12/11/2019	157,613
	12/6/2010	15,836	55.63	12/6/2020	28,980	PSU	6,023	346,058
	12/5/2011	23,832	49.93	12/5/2021	179,455	PSU	9,161	526,388
	12/10/2012	51,360	55.63	12/10/2022	93,989	PSU	9,169	526,866
Total		155,172			1,201,446		24,353	1,399,312
Luc A. Vanneste	12/3/2004	25,000	39.00	12/3/2014	461,500
	12/2/2005	30,872	46.02	12/2/2015	353,176
	12/13/2006	44,380	52.00	12/13/2016	242,315
	12/11/2007	51,520	52.57	12/11/2017	251,933
	12/5/2008	95,900	33.89	12/5/2018	2,260,363
	12/11/2009	68,064	47.75	12/11/2019	660,901
	12/6/2010	57,780	55.63	12/6/2020	105,737	PSU	13,551	778,630
	12/5/2011	67,596	49.93	12/5/2021	508,998	PSU	13,990	803,873
	12/10/2012	51,360	55.63	12/10/2022	93,989	PSU	9,169	526,866
Total		492,472			4,938,912		36,710	2,109,369

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		OPTION AWARDS					SHARE AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)		PLAN	NUMBER OF SHARE UNITS THAT HAVE NOT VESTED (#)	MARKET VALUE OF AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE UNIT AWARDS NOT PAID OUT OR DISTRIBUTED*
Sarabjit S. Marwah	12/5/2003	56,544	31.45	12/5/2013	1,470,709
	12/3/2004	57,692	39.00	12/3/2014	1,064,994
	12/2/2005	67,436	46.02	12/2/2015	771,468
	12/13/2006	81,360	52.00	12/13/2016	444,226
	12/11/2007	93,128	52.57	12/11/2017	455,396
	12/5/2008	173,356	33.89	12/5/2018	4,086,001
	12/11/2009	133,508	47.75	12/11/2019	1,296,363
	12/6/2010	109,140	55.63	12/6/2020	199,726		PSU	25,596	1,470,745
	12/5/2011	147,208	49.93	12/5/2021	1,108,476		PSU	30,467	1,750,658
	12/10/2012	164,352	55.63	12/10/2022	300,764		PSU	29,342	1,685,971
Total		1,083,724			11,198,123			85,405	4,907,374
J. Michael Durland	12/5/2008	221,304	33.89	12/5/2018	5,216,135
	12/11/2009	209,424	47.75	12/11/2019	2,033,507
	12/6/2010	191,316	55.63	12/6/2020	350,108		PSU	44,868	2,578,130
	12/5/2011	215,300	49.93	12/5/2021	1,621,209		PSU	44,561	2,560,486
	12/10/2012	237,284	55.63	12/10/2022	434,230		PSU	42,362	2,434,121
Total		1,074,628			9,655,189			131,791	7,572,737
Stephen D. McDonald	12/3/2004	9,368	39.00	12/3/2014	172,933	[1]
	12/2/2005	25,404	46.02	12/2/2015	290,622
	12/13/2005	44,252	46.02	12/13/2015	506,243
	12/13/2006	98,004	52.00	12/13/2016	535,102
	12/11/2007	105,020	52.57	12/11/2017	513,548
	12/5/2008	91,716	33.89	12/5/2018	2,161,746
	12/11/2009	125,656	47.75	12/11/2019	1,220,120
	12/6/2010	114,276	55.63	12/6/2020	209,125		PSU	26,800	1,539,957
	12/5/2011	138,192	49.93	12/5/2021	1,040,586		PSU	28,602	1,643,474
	12/10/2012	149,456	55.63	12/10/2022	273,504		PSU	26,683	1,533,180
Total		901,344			6,923,529			82,085	4,716,611

1.	Represents stand-alone stock appreciation rights.

*	Other than voluntary deferrals in the form of DSUs disclosed on page 29, the bank has no vested share unit deferrals.

Value Vested or Earned During the Year

The following table indicates for each NEO:

•	The aggregate value that would have been realized upon vesting of stock options during 2012 if the options had been exercised on the vesting date

•	The value of share awards received upon the vesting during 2012

•	The annual incentive compensation awards earned for 2012

We report the option-based and share-based awards most recently vested, rather than those 12 months in arrears.

NAME	COLUMN 1 OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	COLUMN 2 SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	COLUMN 3 ANNUAL INCENTIVE COMPENSATION – VALUE EARNED DURING THE YEAR ($)
Richard E. Waugh	3,832,337	5,806,386	1,380,000
Sean D. McGuckin	155,732	359,119	410,000
Luc A. Vanneste	775,014	1,048,375	410,000
Sarabjit S. Marwah	1,460,840	2,056,428	1,415,000
J. Michael Durland	1,990,627	3,225,770	3,080,000
Stephen D. McDonald	1,369,607	1,935,462	1,940,000

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Column 1 Detail – Value Vested of Option-Based Awards

The following table summarizes the value of options that vested during 2012 for each NEO – that is, the number of options that vested multiplied by the difference between the option exercise price and the closing share price on the vesting date. For further details on the option plan, please refer to pages 32, 54 and 55.

NAME	GRANT DATE	VESTING DATE	OPTIONS VESTING (#)	OPTION EXERCISE PRICE ($)	SHARE PRICE ON VESTING DATE ($)	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)
Richard E. Waugh	12/5/2008	12/5/2012	111,021	33.89	55.84	2,436,911
	12/11/2009	12/11/2012	94,241	47.75	56.50	824,609
	12/6/2010	12/6/2012	83,995	55.63	55.56	–
	12/5/2011	12/5/2012	96,585	49.93	55.84	570,817
Sean D. McGuckin	12/5/2008	12/5/2012	3,873	33.89	55.84	85,012
	12/11/2009	12/11/2012	4,058	47.75	56.50	35,508
	12/6/2010	12/6/2012	3,959	55.63	55.56	–
	12/5/2011	12/5/2012	5,958	49.93	55.84	35,212
Luc A. Vanneste	12/5/2008	12/5/2012	23,975	33.89	55.84	526,251
	12/11/2009	12/11/2012	17,016	47.75	56.50	148,890
	12/6/2010	12/6/2012	14,445	55.63	55.56	–
	12/5/2011	12/5/2012	16,899	49.93	55.84	99,873
Sarabjit S. Marwah	12/5/2008	12/5/2012	43,339	33.89	55.84	951,291
	12/11/2009	12/11/2012	33,377	47.75	56.50	292,049
	12/6/2010	12/6/2012	27,285	55.63	55.56	–
	12/5/2011	12/5/2012	36,802	49.93	55.84	217,500
J. Michael Durland	12/5/2008	12/5/2012	55,326	33.89	55.84	1,214,406
	12/11/2009	12/11/2012	52,356	47.75	56.50	458,115
	12/6/2010	12/6/2012	47,829	55.63	55.56	–
	12/5/2011	12/5/2012	53,825	49.93	55.84	318,106
Stephen D. McDonald	12/5/2008	12/5/2012	40,572	33.89	55.84	890,555
	12/11/2009	12/11/2012	31,414	47.75	56.50	274,873
	12/6/2010	12/6/2012	28,569	55.63	55.56	–
	12/5/2011	12/5/2012	34,548	49.93	55.84	204,179

Column 2 Detail – Value Vested of Share Awards

The following table summarizes the share award payments made during 2012 for each NEO:

•	The value of PSUs received upon vesting is equal to the number of units vested multiplied by the performance factor multiplied by the vesting price

•	The vesting price for PSUs is equal to the 20-day closing price average of our common shares on the TSX ending on December 7, 2012

For further details on the PSU plan, see page 31.

NAME	PLAN	GRANT DATE	VESTING DATE	SHARE AWARDS VESTED (#)	PERFORMANCE FACTOR	VESTING PRICE ($)	VALUE RECEIVED UPON VESTING ($)
Richard E. Waugh	PSU	12/11/2009	11/30/2012	83,188	128%	54.53	5,806,386
Sean D. McGuckin	PSU	12/11/2009	11/30/2012	5,777	114%	54.53	359,119
Luc A. Vanneste	PSU	12/11/2009	11/30/2012	15,020	128%	54.53	1,048,375
Sarabjit S. Marwah	PSU	12/11/2009	11/30/2012	29,462	128%	54.53	2,056,428
J. Michael Durland	PSU	12/11/2009	11/30/2012	46,216	128%	54.53	3,225,770
Stephen D. McDonald	PSU	12/11/2009	11/30/2012	27,729	128%	54.53	1,935,462

Note on the PSU Performance Factor:

For PSU awards granted in 2009 to Executive Vice-Presidents and above, the final performance factor was 128% of target calculated as follows:

ROE FACTOR		TSR FACTOR		FINAL PERFORMANCE FACTOR
(125% x 50%)	+	(131% x 50%)	=	128%

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•

50% is based on our 3-year average ROE relative to annual pre-determined targets. Depending on actual achievement the ROE performance factor can range from 50% to 150% with board discretion to adjust to 0%, if appropriate. For the performance period, ROE was measured as follows:

YEAR	ROE TARGET	ROE RESULTS	PERFORMANCE FACTOR
2012	17.40%	19.70%	133%
2011	17.30%	18.80%	122%
2010	16% – 20%	18.30%	119%
		3-year Average ROE Factor	125%

The ROE factor is calculated on a straight-line basis within the performance range (50% – 150%).

•

50% is based on our TSR versus seven comparators consisting of the Bank of Montreal, the Royal Bank of Canada, CIBC, the TD Bank, Manulife Financial, Sun Life Financial, and Power Financial Corp. Relative TSR is defined as the appreciation in our share price, plus reinvested dividends, using a 20-day average closing share price at both the start and the end of the three-year performance period. Depending on achievement relative to the median TSR, the TSR factor can range from 50% to 150%.

For the performance period we ranked above the peer group median of 5.0%, resulting in a performance factor for relative TSR of 131%. TSR performance factor is calculated using an interpolated value between the median and 75th percentile of the peer group.

For Mr. McGuckin, the PSUs were granted for the year when he was an SVP of the bank. According to the bank’s PSU plan, the performance range is from 75% to 125% for SVPs. Therefore, his performance factor for the December 2009 PSU grant is lower than those of other NEOs.

For additional details on column 3, annual incentive compensation, please refer to pages 35-42.

RETIREMENT PLAN BENEFITS

With the exception of the Co-CEOs of Global Banking and Markets, the NEOs have the option of participating in the Scotiabank Pension Plan on either a contributory or non-contributory basis. The Co-CEOs are ineligible to participate in any retirement plan and have frozen service from past participation in bank plans. Key points about the Scotiabank Pension Plan (“SPP”), a defined benefit plan are:

•

For each year of contributory service, the annual pension accrued is equal to 2.0% of the highest average five-year base salary, less the estimated pension payable under the Canada/Quebec Pension Plan,

•

For each year of non-contributory service, the annual pension accrued is equal to 1.5% of the highest average five-year base salary, less the estimated pension payable under the Canada/Quebec Pension Plan,

•	Employees contribute 4% of base salary to a maximum of $3,500 per calendar year to accrue contributory service,

•	Annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada),

•	The retirement pension is paid for life. If the retiree predeceases his or her spouse, the surviving spouse receives 60% of the executive’s pension for life,

•	Pensions are paid at age 65 (or age 63 if hired prior to 1983) on an unreduced basis. Early retirement pensions are paid on a reduced basis, on or after age 55 (or age 53 if hired prior to 1983).

We have entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head and Executive Vice-President or above, including certain NEOs. Under these agreements, the pension accrual is calculated substantially as under the SPP, except that a portion of incentive compensation is included. The portion of incentive compensation recognized in the pension calculation is generally capped at between 50% and 70% of base salary. In addition, for Group Heads and Executive Vice-Presidents appointed after April 7, 2010, the amount of compensation recognized in the pension calculation is capped at $800,000 and $600,000, respectively. Under the individual agreements, a pension will be paid on a reduced basis (to reflect the longer payment period) if the executive retires within five years of normal retirement, or if earlier, the executive is age 55 or over with 10 or more years of service. No benefits from the agreements are paid if the executive leaves the bank prior to meeting the retirement eligibility requirements.

For Mr. Waugh and Mr. Marwah, an explicit limit to the total pension payable was added in 2010 (see plan obligations table below). The board has committed that the legacy retirement agreements for Mr. Waugh and Mr. Marwah will not be offered to any other executive.

NEO		RETIREMENT BENEFITS
Richard E. Waugh	•	Covered by legacy retirement agreements not offered to new or other current executives
Sarabjit S. Marwah	•	Annual pension paid at normal retirement from all sources combined is 70% of the sum of the final base salary plus the average bonus over the highest consecutive five years of bonus payout
	•	The total annual pension paid is limited to $2 million for Mr. Waugh and $1 million for Mr. Marwah
	•	Both Mr. Waugh and Mr. Marwah will have in excess of 35 years of service at their normal retirement date. Accordingly, the 70% formula translates into an annual pension calculated as 2.0% (or lower) of the highest average compensation for each year of service
	•	Additional payment of 30% of final base salary paid in the first year of retirement

Scotiabank  47

NEO		RETIREMENT BENEFITS
Sean D. McGuckin	•	Entitled to the same formula as the Scotiabank Pension Plan, but with total retirement benefits from all bank sources capped at 70% of highest average five-year compensation (as for all Group Heads and EVPs)
	•	Compensation includes actual bonus, to a maximum of 50% of base salary, with the compensation capped at $600,000
Luc A. Vanneste	•	Entitled to the same formula as the Scotiabank Pension Plan, but with total retirement benefits from all bank sources capped at 70% of highest average five-year compensation (as for all Group Heads and EVPs)
	•	Compensation includes actual bonus, to a maximum of 60% of base salary
	•	As a mid-career hire, Mr. Vanneste’s pension agreement was negotiated upon hire. An additional year of pension service will be credited for every two years of actual service with the bank to recognize the opportunity he forfeited from his former employer. The bank has discontinued the practice of granting additional service credits to executives
J. Michael Durland	•	Participated for five years in the Scotiabank Pension Plan, but is not currently accruing pension benefits
	•	Entitled to a frozen pension from the plan equal to the maximum pension allowed under a registered pension plan under the Income Tax Act (Canada)
Stephen D. McDonald	•	Entitled to a frozen pension under the Scotiabank Pension Plan – United States, from two years service there, which provides a pension up to the maximum allowed for qualified plans in the United States
	•	Not currently accruing benefits in the Scotiabank Pension Plan

Plan Obligations for NEOs

The following table summarizes the defined benefit pension plan obligations for each NEO as at October 31, 2012.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

NAME	NUMBER OF YEARS CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE ($)		ACCRUED OBLIGATION AT START OF YEAR ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	ACCRUED OBLIGATION AT YEAR END ($)
		AT YEAR END	AT AGE 65
Richard E. Waugh	42.2	2,000,000	2,000,000	26,670,000	0	3,219,000	29,889,000
Sean D. McGuckin	19.0	115,000	229,000	593,000	373,000	424,000	1,390,000
Luc A. Vanneste	19.8	264,000	364,000	2,627,000	107,000	667,000	3,401,000
Sarabjit S. Marwah	33.8	1,000,000	1,000,000	10,586,000	315,000	2,555,000	13,456,000
J. Michael Durland	4.7	12,000	12,000	91,000	0	37,000	128,000
Stephen D. McDonald	2.0	7,000	7,000	69,000	0	23,000	92,000
1.	The credited service for Mr. Vanneste includes 6.6 years of additional service provided in accordance with the terms of Mr. Vanneste’s agreement as described above.

2.	The amounts for Mr. McDonald have been converted into Canadian dollars from U.S. dollars. The exchange rate applied to the Annual Benefits Payable and Accrued Obligation at Year End is the exchange rate at October 31, 2012, which was Cdn $0.9988 per US$1. The exchange rate applied to the Accrued Obligation at Start of Year is the exchange rate at October 31, 2011, which was Cdn $0.9967 per US$1.

3.	The benefits payable at year end, as shown above, do not include any reduction that may apply if a NEO retires prior to his normal retirement age. For Mr. Waugh and Mr. Marwah, the Annual Benefits Payable shown above do not include the additional amount paid in the first year of retirement.

4.	The Accrued Obligation represents the value of the projected pension benefits from all pension plans, earned for all service to date.

5.	The Compensatory Change includes the annual service costs as well as other compensatory changes. The annual service cost reflects the value of the projected pension benefits earned during the year. Other compensatory changes represent the change in the Accrued Obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

6.	The Non-Compensatory Change amount represents the change in the Accrued Obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the Accrued Obligation at the start of the year and any employee contributions.

7.	The estimated Accrued Obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our Canadian pension plans as disclosed in Note 20 to the 2011 Consolidated Financial Statements and Note 31 to the 2012 Consolidated Financial Statements, as applicable.

8.	All of the NEOs are vested in their supplemental pensions, with the exception of Mr. McGuckin.

9.	The estimated Accrued Obligation values assume that the NEOs retire at normal retirement age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

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TERMINATION OF EMPLOYMENT: IMPACT ON COMPENSATION

In contrast to many financial institutions, we do not have any change-of-control agreements with our NEOs. Aside from commitments required by law, there are no other commitments to pay severance.

Change of Control

While we have not entered into any individual change-of-control agreements, our equity-based compensation plans and executive pension arrangements do address the conditions for vesting of benefits under these circumstances. We define a change of control as:

•	An acquisition of more than 20% of our voting shares

•	Change in a majority of our board members

•	Any transaction whereby one or more entities acquires more than 50% of our assets, or

•	A merger between us and one or more entities to form another legal entity

The change of control provisions contained in our compensation plans are “double-trigger” – which means they take effect only when a change of control is followed by termination of employment without cause. Under the PSU, RSU, Stock Option Plan and executive pension arrangements, if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.

Compensation Treatment by Termination Scenario

The following table summarizes the treatment of NEO compensation under various termination scenarios:

COMPENSATION ELEMENT	RESIGNATION	RETIREMENT[1]	TERMINATION WITHOUT CAUSE	TERMINATION WITH CAUSE	CHANGE OF CONTROL
Salary[2]	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Annual Incentive[2]	Award forfeited	Receive prorated award based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
RSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date
PSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date. Executive is entitled to payment of vested units based on a performance factor of 1
Stock Options	All vested and unvested options immediately expire and are forfeited on the termination date	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier	Unvested options immediately expire and vested options continue to be exercisable for 3 months from termination date	All vested and unvested options immediately expire and are forfeited on the termination date	Vest immediately and become exercisable
DSUs	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases
Pension[3]	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease
1.	An executive may qualify for retirement under our equity plans, at the earlier of: 1) age 55 or older with 10 years of service, or 2) within 5 years of their normal retirement date. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For Global Banking and Markets participants only, the definition of retirement under the PSU plan is age 45 with 10 years of service.

2.	The treatment of base salary and annual incentive does not reflect any amounts that may be considered under common and civil law.

3.	The supplemental pension is forfeited if the executive: resigns or retires prior to attaining the retirement eligibility requirements; terminates with cause; or, engages in a competitive business after the executive retires or otherwise ceases to be employed by the bank.

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Estimated Payments for NEOs upon Termination of Employment

The table below outlines the estimated additional benefits to which each of our NEOs would be entitled if employment ceased on October 31, 2012. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2012) that vest or will become vested as a result of the termination circumstance. These values are based on a share price of $54.25, being the closing price of our common shares on October 31, 2012. Under no circumstances will any compensation be grossed-up to cover the impact of income taxes.

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time of termination. Many factors could affect the nature and amount of such benefits and the actual amounts may be higher or lower than the amounts provided below.

		ESTIMATED INCREMENTAL VALUE ON TERMINATION AS OF OCTOBER 31, 2012
NAME	COMPENSATION COMPONENT	RESIGNATION	RETIREMENT	TERMINATION WITHOUT CAUSE	TERMINATION WITH CAUSE	CHANGE OF CONTROL
Richard E. Waugh	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	18,280,017	13,125,508	–	18,280,017
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–
	Total:		18,280,017	13,125,508	–	18,280,017
Sean D. McGuckin	Salary & Annual Incentives[1]:	–		–	–	–
	Equity-Based Incentives[2]:	–	Not eligible	1,137,106	–	1,371,668
	Pension[3]:	–	To retire	–	–	–
	Perquisites:	–		–	–	–
	Total:	–	–	1,137,106	–	1,371,668
Luc A. Vanneste	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	3,310,288	2,308,934	–	3,310,288
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–
	Total:		3,310,288	2,308,934	–	3,310,288
Sarabjit S. Marwah	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire	6,591,996	4,639,774	–	6,591,996
	Pension[3]:	- see Retirement	–	–	–	–
	Perquisites:		–	–	–	–
	Total:		6,591,996	4,639,774	–	6,591,996
J. Michael Durland	Salary & Annual Incentives[1]:	–		–	–	–
	Equity-Based Incentives2, [4]:	9,165,805	9,165,805	7,358,739	–	10,095,901
	Pension[3]:	–		–	–	–
	Perquisites:	–		–	–	–
	Total:	9,165,805	9,165,805	7,358,739	–	10,095,901
Stephen D. McDonald	Salary & Annual Incentives[1]:	–	–	–	–	–
	Equity-Based Incentives[2,5]:	–	1,831,417	4,509,904	–	6,341,322
	Pension[3]:	–	–	–	–	–
	Perquisites:	–	–	–	–	–
	Total:	–	1,831,417	4,509,904	–	6,341,322
1.	The base salary and annual incentive figures do not reflect any amounts that may be considered under common and civil law.

2.	PSUs have been valued assuming a performance factor at target (i.e., 1.0), and may not reflect the actual payouts under the PSU plan.

3.	Represents the additional pension amount payable beyond the accrued pension obligation as of October 31, 2012. Mr. Durland and Mr. McDonald are not currently accruing pension benefits.

4.	Mr. Durland is eligible to retire under the PSU plan. Mr. Durland’s stock options granted in 2008, 2009 and 2010 will continue to vest and be exercisable for a period of up to five years should he leave the bank and not engage with a competitor for two and a half years following leaving the bank. All stock options granted after 2010 follow the bank’s regular stock option plan terms.

5.	Mr. McDonald is eligible to retire under stock option plan.

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OTHER 2012 UPDATES

Cost of Management Ratio (“COMR”)

Like other major Canadian financial institutions, we use a consistent standard for COMR calculations and reporting to provide transparent disclosure valued by readers. We divide aggregate compensation awarded to our NEOs for each of the last three years by Net Income After Taxes (“NIAT”) to determine the percentage.

YEAR	TOTAL NEO COMPENSATION[1] ($ MILLIONS)	NET INCOME AFTER TAXES[2] ($ MILLIONS)	COMPENSATION AS A % OF NIAT (COMR)
2012	32.6	6,466	0.50%
2011	30.7	5,330	0.58%
2010	31.5	4,339	0.73%
1.	Aggregate total compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported above in the Summary Compensation Table.

2.	NIAT represents net income as reported in the Consolidated Statement of Income in the 2012, 2011 and 2010 Consolidated Financial Statements and reflects the impact of new accounting standards adopted effective November 1, 2010 (refer to Note 1 of Consolidated Financial Statements). Prior period information has been reclassified to conform with current period information.

Compensation for Employees who Manage Risk

We are committed to best practices in disclosure, including disclosures required by Implementation Standard 15 of the FSB Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar 3 disclosure requirements for remuneration. The tables below are intended to provide the aggregate compensation information for employees that may have a material impact on the risk exposure of the bank.

We have undertaken a detailed process for establishing criteria and identifying employees that may have a material impact on the risk exposure of the bank. The Chief Auditor, the Chief Compliance and Regulatory Officer, and the Chief Risk Officer, along with other key senior executives, collectively reviewed the potential list of employees to determine who would be considered as material risk impact employees. As a result, all Executive Vice-Presidents and above, all Global Banking and Markets senior leaders and above, as well as other select employees whose actions have true material impact on the risk exposure of the bank, were identified as material risk impact employees. All the material risk impact employees have at least 40% – 60% of their total incentive compensation deferred.

The tables below provide compensation award data from the most recently completed planning cycle for the identified material risk impact employees. The tables demonstrate that a large majority of the compensation awarded to these executives is “at-risk” and tied to our mid- to long-term future performance, consistent with our compensation risk management principles. The tables also provide the outstanding value of any vested or unvested deferred compensation, the amount of deferred compensation paid out in 2012, as well as information on sign-on awards and guarantees.

Aggregate Compensation Awarded in 2012 at December 31, 2012

			FIXED PAY	VARIABLE COMPENSATION
GROUP	NUMBER OF EXECUTIVES	AGGREGATE TOTAL DIRECT COMPENSATION[1] ($MILLIONS)	BASE SALARY ($MILLIONS)	CASH INCENTIVE (NON-DEFERRED) ($MILLIONS)	DEFERRED CASH INCENTIVE ($MILLIONS)	SHARE- BASED[2] ($MILLIONS)	STOCK OPTIONS ($MILLIONS)	PORTION OF INCENTIVE DEFERRED[3]
NEOs	6	33.7	4.2	8.6	0.0	10.5	10.5	71%
Other Bank Employees	164	228.0	41.1	91.8	2.8	76.1	16.2	51%
Total 2012	170	261.7	45.3	100.4	2.8	86.5	26.6	54%
Total 2011	168	248.4	43.8	98.5	2.5	74.0	29.7	52%
1.	Aggregate Total Direct Compensation consists of base salary, cash incentives (non-deferred), deferred cash incentives, share-based awards, and stock options.

2.	Share-based represents the grant value of PSUs, RSUs, and DPPs.

3.	Represents portion of variable compensation awarded in deferred cash incentive, share-based and stock options.

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Outstanding Deferred Compensation at December 31, 2012

		VESTED[1] ($MILLIONS)			UNVESTED[1] ($MILLIONS)
GROUP	NUMBER OF EXECUTIVES	DEFERRED CASH INCENTIVE	SHARE UNITS	STOCK OPTIONS	DEFERRED CASH INCENTIVE	SHARE- BASED	STOCK OPTIONS	TOTAL OUTSTANDING ($MILLIONS)
NEOs	6	0.0	0.0	58.0	0.0	34.2	10.5	102.6
Other Bank Employees	164	0.0	0.0	77.7	4.5	229.7	20.4	332.4
Total 2012	170	0.0	0.0	135.7	4.5	263.9	30.9	435.0
Total 2011	168	0.0	0.0	84.1	2.5	225.9	19.2	331.6
1.	Outstanding vested or unvested deferred compensation represents the in-the-money value of any equity or deferred cash compensation awards at December 31, 2012. PSUs and DPP units have been valued assuming a performance factor at target (i.e., 1.0).

All of the total outstanding deferred compensation amounts are exposed to implicit adjustment related to the fluctuation in the bank’s common share price (stock options, stock appreciation rights, PSUs, RSUs and DPPs as described previously) or to performance-based adjustments (PSUs, DPPs and deferred cash awards). Beginning in 2009, PSU and stock option awards became subject to clawback provisions. All deferred compensation awards made in December 2012 are subject to clawback provisions.

Deferred Compensation Paid Out: January 1, 2012 – December 31, 2012

GROUP	NUMBER OF EXECUTIVES	DEFERRED CASH INCENTIVE ($MILLIONS)	SHARE-BASED ($MILLIONS)	STOCK OPTIONS ($MILLIONS)
NEOs	6	0.0	14.4	11.7
Other Bank Employees	164	0.9	89.2	15.7
Total 2012	170	0.9	103.7	27.3

Includes PSU, DPP and deferred cash awards paid in the year ended December 31, 2012, as well as stock options (including stock appreciation rights) exercised in the year ended December 31, 2012.

There were no reductions in deferred compensation payments made in December 2012 due to explicit adjustments such as clawbacks, or implicit adjustments such as a decrease in share price or performance.

Other Payments Awarded in 2012

	SIGN-ON AWARDS				GUARANTEES
GROUP	#	($	MILLIONS	)	#	($	MILLIONS	)
NEOs	0		0		0		0
Other Bank Employees	1		n/a		1		n/a

Due to privacy concerns the amounts for sign-on awards and guarantees are not disclosed. These amounts, along with severance payments, are provided to OSFI on a confidential basis.

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Link to Business Performance

NEO Pay-and-Performance

The following graph compares all the NEOs (including Mr. Waugh) compensation awarded over the period of 2007 to 2012 to:

•	The bank’s total shareholder return over the last five years ending October 31, 2012, assuming $100 invested in our common shares on October 31, 2007
•

The total shareholder return of a peer group of banks and insurance companies (Bank of Montreal, CIBC, Manulife Financial, Power Financial Corp., Royal Bank of Canada, Sun Life Financial, TD Bank) and the S&P/TSX Composite Index

	2007	2008	2009	2010	2011	2012
Scotiabank TSR	100	78	93	117	117	125
S&P/TSX Composite Index TSR	100	69	79	95	94	98
Peer Group Median TSR	100	72	71	91	91	100

The graph demonstrates that the trend in compensation earned by the NEOs correlates with the bank’s business performance and returns to shareholders.

NOTE: For the purposes of this graph, “Total NEO compensation” is defined as base salary and bonus, plus the grant value of stock options and PSU awards.

CEO Pay-and-Performance

The graph below demonstrates that the relationship in aggregate compensation of the CEO appropriately reflects the bank’s business performance and returns to shareholders. Aggregate earned compensation includes both realized compensation (base salary and bonus, the value of any stock option exercises, and PSU payments) and unrealized compensation (the changes in value of outstanding PSUs and stock options).

NOTE: For the purposes of this graph, equity compensation is valued as of December 31 for each calendar year, and we include the incentive awards paid and/or granted after the end of the fiscal year to reflect decisions made during the compensation reviews. The values exclude equity compensation awards granted to Mr. Waugh prior to becoming CEO. The “shareholder return” values assume all dividends are reinvested.

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Securities Authorized for Issuance under Equity Compensation Plans as at February 7, 2013

	SECURITIES TO BE ISSUED UPON EXERCISE			SECURITIES REMAINING FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS		SECURITIES TO BE ISSUED UPON EXERCISE PLUS AVAILABLE FOR ISSUANCE
EQUITY COMPENSATION PLANS[1]	#	% OF OUTSTANDING COMMON	WEIGHTED AVERAGE PRICE	#	% OF OUTSTANDING COMMON	#	% OF OUTSTANDING COMMON
Stock Option Plan	25,080,660	2.10%	$48.17	15,592,659	1.31%	40,673,319	3.41%
Director Stock Option Plan[2]	–	0.00%	–	518,000	0.04%	518,000	0.04%
DundeeWealth Share Option Plans[3]	730,192	0.06%	$50.82	–[4]	0.00%[4]	730,192	0.06%
Total	25,810,852[5]	2.17%	$48.24[6]	16,110,659[7]	1.35%	41,921,511	3.52%
DundeeWealth Share Bonus Plan[8]	73,895	0.01%	n/a	–	0.00%	73,895	0.01%

1.	We do not have any equity compensation plans that are not approved by shareholders.

2.	Effective October 28, 2003, we discontinued granting stock options to directors.

3.	As part of the acquisition of DundeeWealth, DundeeWealth share options were converted to 1,293,308 options based on the bank’s common shares on February 1, 2011. The number of options and exercise prices represent the sum and weighted average, respectively, of the bank’s common shares to be issued with respect to share options granted under the DundeeWealth Inc. Share Incentive Plan and the DundeeWealth Inc. Advisor Share Incentive Plan.

4.	We will not be issuing new share options from the DundeeWealth equity compensation plans.

5.	Number as at October 31, 2012 was 23,114,786.

6.	Weighted average price as at October 31, 2012 was $46.30

7.	Number as at October 31, 2012 was 20,049,681.

8.	Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants under the DundeeWealth Inc. Share Incentive Plan and the DundeeWealth Inc. Advisor Share Incentive Plan. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. Bonus shares under these plans were converted to bank common shares to be issued from treasury. We will not be issuing new bonus shares under the DundeeWealth equity compensation plans.

For more information, refer to Note 29 of the 2012 Consolidated Financial Statements.

Dilution, Overhang, Burn Rate & Stock Option Plan Details

Shareholders approved the number of shares issuable under the Stock Option Plan, which at all times has represented less than 10% of our outstanding common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan” on page 15) combined, as of October 31 of each year and excludes DundeeWealth share options.

	2012	2011	2010
Dilution
Total number of options outstanding divided by total number of common shares outstanding	1.9%	2.0%	2.0%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	3.5%	4.1%[1]	3.2%
Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.32%	0.31%	0.38%

1.	In April 2011, our shareholders approved an increase of 15 million bank common shares available for issuance under the Stock Option Plan.

Stock Option Plan Features

•	Stock option grants awarded prior to December 2009 may include a tandem stock appreciation right (“tandem SAR”) feature. This gives the grant holder the choice of either:

•	Exercising the option by purchasing bank common shares at the grant price and either holding or selling the shares

•

Exercising the tandem SAR and receiving a cash payment representing the difference between the exercise price and the market price of common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted

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•	This is an either/or choice. If the option is exercised, the tandem SAR is cancelled and vice versa

•	The bank does not have significant share dilution but did issue 46 million shares related to acquisitions, equity-based compensation and under the share dividend and share purchase plans

•	No individual may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding common shares on a non-diluted basis

•

The number of bank common shares which may be issued to insiders pursuant to the exercise of options in a one year period and issuable to insiders at any time may not exceed 10% of the bank’s outstanding common shares. This limit applies to the Stock Option Plan and any other bank security based compensation arrangements

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price

•	Options cannot be sold to a third party. Ownership can be transferred to a beneficiary or legal representative upon a grant holder’s death

•

Adjustments can be made for the effect of certain events, such as subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares

•

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval – such as housekeeping administrative changes; terms, conditions and mechanics of grant; vesting, exercise and early expiry; and amendments designed to comply with applicable laws, tax or accounting provisions, or regulatory requirements. Amendments to design, such as an increase to the maximum number of shares issuable, require shareholder approval

•

The board approved an administrative amendment to the Stock Option Plan, to add insider participation limits. This amendment was within the board’s authority and simply formalized the limit, consistent with how the Stock Option Plan has been managed

•	Our general loan policies, at customer rates, apply to our employees, including employees of our subsidiaries, borrowing for the purpose of purchasing common shares with respect to option exercises

•

In select countries outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs”) – similar to what are sometimes called “phantom stock” plans – have been granted instead of options

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The table below includes the aggregate indebtedness outstanding at January 9, 2013 of our directors, executives and employees (current and former), located in the main countries in which we operate, to the bank and its subsidiaries. Year over year increases include the impact of acquisitions. The amounts exclude routine indebtedness, as described in note 5 below.

PURPOSE	TO THE BANK OR A SUBSIDIARY OF THE BANK	TO ANOTHER ENTITY
Share Purchases	–	–
Other	$478,924,957	–

The following table shows the outstanding amounts that our directors and executive officers borrowed from the bank or its subsidiaries in order to buy our securities and for other purposes, including amounts borrowed by their respective associates. The amounts also exclude routine indebtedness. Executive officers represent our senior officers in charge of principal business units, division or function, and/or performing a policymaking function for the bank.

NAME AND PRINCIPAL POSITION	INVOLVEMENT OF ISSUER	LARGEST AMOUNT OUTSTANDING DURING THE FINANCIAL YEAR ENDED OCTOBER 31, 2012 ($)	AMOUNT OUTSTANDING AS AT JANUARY 9, 2013 ($)	FINANCIALLY ASSISTED SECURITIES PURCHASES DURING THE FINANCIAL YEAR ENDED 10/31/2012 (#)
Securities Purchase Program	–	–	–	–
Other Programs
Group Head/Executive Vice-President
Sue Graham Parker	Lender	$622,841	$550,403	–
Robert Pitfield	Lender	$1,146,078	$1,124,338
Troy Wright	Lender	$1,664,835	$1,568,673	–

1.	Effective March 1, 2001, the bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the bank had a general loan policy which enabled executives and employees of the bank and its subsidiaries to borrow funds in order to buy securities of the bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

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For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•

Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•

Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•

Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•

Mortgages to finance a principal residence were available to all qualified employees, generally at a rate that was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3.25% below customer mortgage rates for the first five years, 2.25% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $100,000 at 2.25% below, 1.25% below and 1% below regular customer mortgage rates for those periods respectively).

3.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

4.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

5.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to customers generally, but not exceeding $50,000 to any director or executive officer; and (ii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectability.

OTHER INFORMATION

DIRECTORS’ AND OFFICERS’ INSURANCE

The bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2013. The policy covers individual directors and officers in circumstances where the bank is not able or permitted to indemnify such individuals. The policy has a $200,000,000 limit and a nil deductible. The annual premium for this coverage is $919,550.

ADDITIONAL DOCUMENTATION

Financial information relating to the bank is provided in the bank’s comparative financial statements and management’s discussion & analysis for the 2012 fiscal year. Additional information relating to the bank is available at www.sedar.com or at www.sec.gov. A copy of this management proxy circular, the bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion & analysis and annual information form and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the bank’s Secretary at the following address:

Secretary of The Bank of Nova Scotia

44 King Street West

Scotia Plaza

Toronto, Ontario, Canada

M5H 1H1

DIRECTORS’ APPROVAL

The board has approved the contents and the sending of this management proxy circular.

Deborah M. Alexander

Executive Vice-President, General Counsel and Secretary

February 7, 2013

Toronto, Ontario, Canada

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SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following three shareholder proposals and accompanying statements were submitted by two shareholders. The proposals are matters that the shareholders propose to raise for consideration at the meeting.

Proposals No. 1 and 2 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Québec, H2X 1X3. The proposals were submitted in French and translated into English by the bank.

Proposal No. 3 was submitted by Mr. Andrew H. Palicz, 124 Deerfield Circle South East, Calgary, Alberta, T2J 6L8.

The board recommends voting AGAINST each of these three proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST each of these three proposals.

PROPOSAL NO. 1 — Pension Plans: Increased Disclosure of Oversight

It is proposed that the Board of Directors reassure shareholders and stakeholders each year that the pension plans provided by the Bank are managed in accordance with sound management best practices.

The Bank provides defined benefit and defined contribution pension plans. Several concerns have been raised over the solvency and the management of such plans over the last few years. Based on the excellent document 20 Questions Directors Should Ask about their Role in Pension Governance published by the Canadian Institute of Chartered Accountants, we will describe the challenges of such plans for directors, shareholders and employees – in short, all stakeholders. Defined contribution pension plans are more and more used by organizations.

“With defined contribution pension plans, the members bear the investment risk. For that reason, conventional wisdom holds that defined contribution plans carry little (if any) investment liability and risk exposure for directors. This conventional wisdom is wrong. Directors bear responsibility because the sponsor is involved in the selection of investment managers, in the asset classes that are offered, and in confirming that the book value limit in foreign investments is not exceeded. Member education and monitoring of investment performance and choices are matters that warrant the Board’s ongoing attention. Directors bear risks of litigation due to failure to educate members, or selection and retention of poor investments or managers.

Sponsors bear the funding and investment risks for defined benefit pension plans. They must track the funded status and asset performance. Specifically, the need for additional contribution outlays may significantly affect the financial results of the sponsoring organization. Also, the tracking entails monitoring capital markets in Canada and in major markets abroad, as most plans invest close to the book value limit in foreign investments.”

“Ultimately directors are at risk, regardless of which type of plan their organization sponsors.”

According to a recent analysis of approximately 500 defined benefit pension plans in Canada and the United States by the credit rating agency DBRS, nearly two thirds of such plans during the last year were significantly underfunded.

An oral report and a certification of the plans’ soundness and quality of the Board of Directors’ oversight should be an agenda item at the annual general meeting.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1

The bank believes that the issues raised by the proposal are adequately addressed in this management proxy circular and the 2012 Annual Report and that the provision of an oral report and a certification of the soundness of the bank’s pension plans and quality of oversight at the annual general meeting of shareholders would not be of additional value to shareholders.

The board considers several factors in assessing the governance of its many pension plans and in seeking to achieve the proper oversight balance. As a result, the governance system is multi-faceted, with many different layers to ensure proper monitoring. In some countries, governance is delegated to the local board of directors, whereas in other countries, a board of trustees is appointed, as per local laws. The governance of the bank’s plans includes supervision by regulators, including the bank’s regulator, OSFI, and the Canadian Association of Pension Supervisory Authorities. The bank has provided enhanced disclosure for its shareholders related to the governance of its pension plans in this management proxy circular on page 63.

The bank administers and funds its pension plans in accordance with all applicable laws and regulations. The bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. The consolidated annual financial statements of the bank include a note “Employee benefits” (see starting on page 157 of the 2012 Annual Report), which provides detailed financial and other information on our principal pension plans. Our consolidated annual financial statements are audited by the shareholders’ auditors.

The bank believes that the board and committee oversight activities as well as the supervision by regulators are responsible and prudent and that the disclosure set forth in this management proxy circular and the 2012 Annual Report provide shareholders with sufficient information on the soundness and quality of such oversight.

For these reasons, the bank recommends voting against this proposal.

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PROPOSAL NO. 2 — Fairness of Treatment with Respect to Pension Plans

It is proposed that the Board of Directors adopt a policy of providing to all employees of the institution, irrespective of their hierarchical level, the same type of pension plan (defined contribution or defined benefit). The pension plan would use the same basis for calculating the years of credited service, which would include only the fixed salary and be payable at a predetermined retirement age.

Presently, executives benefit from pension plans that are more favourable than the ones provided to other employees. The executive pension plan is often a defined benefit pension plan that provides for a pension amount determined in advance, whereas the other employees contribute to a defined contribution pension plan where the income upon retirement depends, among other things, on the sums accumulated in the member’s retirement account and the interest rates at the time an annuity is purchased. Besides receiving fixed amounts upon retirement, the executives also often benefit from a preferential treatment with regard to years of credited service and a broader basis of calculation that includes their salary and variable compensation, in whole or in part.

Accordingly, in addition to receiving a compensation that is often not linked to the performance of the organization, socially unacceptable given the difficult economic context and unfair compared to the average compensation of employees of the organization, executives are still entitled to “extraordinary and discriminatory” benefits at retirement.

We propose that all employees of the Bank, irrespective of their hierarchical level, contribute to the same type of pension plan using the same basis for calculating the number of years of credited service that includes only the fixed salary and payable at a predetermined retirement age. Such policy should apply to all new executives who would join this category of employees effective 2013.

The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2

The bank does not believe the implementation of a policy with respect to its pension plans as proposed is necessary or appropriate. All Canadian employees of the bank participate in the Scotiabank Pension Plan, which is a defined benefit plan. Members of the executive management team of the bank participate in the SPP on the same basis as all other Canadian employees of the bank. All Canadian employees join the SPP after one year of service, unless an employee specifically decides to opt out, and an employee’s benefits under the SPP are based only on salary.

The bank values a total compensation approach to managing the compensation of its employees. This approach to compensation ensures that the bank continually attracts and motivates the calibre of people that it needs to be successful, both today and into the future. An employee’s participation in a pension plan is only one aspect of an employee’s total compensation package.

As annual pension benefits under the SPP are capped by the Income Tax Act (Canada), as determined by the Canada Revenue Agency, to attract and retain high calibre executives, eligible executives at the Vice-President level and above, participate in the Scotiabank Executive Pension Plan (“SEPP”). The SEPP is a non-registered, unfunded supplemental pension plan to the SPP. In rare situations in the past, the bank has granted additional service credits to executives in the SPP or SEPP in the case of a mid-career hire. The bank no longer grants such additional service credits. A limited number of executives participate in individual retirement agreements that provide non-registered, unfunded supplemental pensions. A description of the terms of these agreements for our named executive officers is set forth in this management proxy circular starting on page 47.

The bank believes that it treats its employees in a fair and equitable manner as it relates to pension plans. For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 3 — Director share ownership. Resolved, that all independent directors, who serve on the board of directors of The Bank of Nova Scotia, be obligated to retain the level of share ownership that is required of them as board members for at least two years after their resignations or retirements from the board of Scotiabank.

Shareholder’s Statement: The fundamental purpose of this proposal is to strengthen the alignment of the long-term pecuniary interests of Scotiabank’s independent board members with those of its other shareholders.

Scotiabank’s CEO and his direct reports are, according to the bank’s executive share ownership guidelines as found on page 39 of its 2012 management proxy circular, “subject to post-retirement retention requirements” with respect to mandatory minimum levels of share ownership.

Scotiabank’s independent board members have at least as senior a role in the administration of its corporate governance as do its senior executives in its management. Given the importance of good governance to the long-term welfare of the bank, those who are privileged to serve as independent directors on its board ought to have a post-departure share ownership requirement that is at least as stringent as is that of its most senior executives.

There is substantial value to Scotiabank in a closer alignment of the future financial interests of its board members with those of the bank’s other shareholders. The potential benefits of such alignment far exceed its cost.

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The bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3

The board believes that directors should own and hold common shares of the bank to ensure the alignment of their interests with those of the bank’s shareholders. Each director is required to hold bank common shares and/or DDSUs with a value of not less than $450,000. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank.

In response to mounting pressure from corporate governance advocacy groups and institutional shareholders to move from stock options to share-based awards, in 2003, the bank discontinued granting stock options to its directors. Share-based awards, such as DDSUs, received support from these advocacy groups and shareholders and have become accepted practice among Canadian corporations, as these awards more closely align the interests of directors with those of shareholders and discourage undue and excessive risk-taking.

Executive management of the bank is required to hold shares for a period after retirement to ensure that they are focused and accountable for the results of long-term strategic decisions of the bank made during their careers and, as a result, to discourage undue and excessive risk-taking. While directors supervise the management of the business and affairs of the bank, the development of the strategy of the bank is an on-going process during a director’s tenure and not specifically related to the time of a director’s retirement.

The proposed requirement would severely restrict the methods by which directors could be compensated and may hinder the bank’s ability to attract and retain qualified director candidates. The director compensation structure helps to facilitate and encourage the investment of directors in the bank. DDSUs are an important feature of the director compensation structure and facilitate a director’s ability to meet the share ownership requirement. The tax deferral associated with DDSUs would not be available if DDSUs were required to be held for two years following a director’s retirement from the board.

The board believes that the current director compensation structure, including the availability of DDSUs, aligns with the interests of shareholders and is consistent with market practice and good corporate governance, including the recommendations of the Canadian Coalition for Good Governance. For the foregoing reasons and the fact that the proposed policy is inconsistent with market practice, the board does not believe that the proposed requirement is appropriate.

For these reasons, the bank recommends voting against this proposal.

NOTE: Discussion on withdrawn proposals

In addition to these three shareholder proposals, the bank received three other proposals that were subsequently withdrawn following discussions with the bank. A proposal was jointly submitted by Northwest & Ethical Investments L.P., Mr. William Davis and The United Church of Canada requesting that the human resources committee of the board provide a report to shareholders at reasonable cost and omitting proprietary information, assessing the results and risks of basing senior executive compensation on horizontal comparison with peer companies. The proposal further requested that the report should discuss the potential to integrate vertical comparison metrics, such as average employee compensation within the bank, and indicate if the bank plans to make changes in its process. The shareholder proposal has been withdrawn as a result of the bank’s commitment to undertake a review of the issues raised in the proposal. The bank will report back to shareholders on this activity by a deadline of the 2014 management proxy circular publication. Two additional proposals were made by MÉDAC requesting the parity of women and men in senior management positions and a report of discussions at the annual general meetings and increased dialogue with shareholders. Following discussions with the bank and on the basis of a mutual understanding of the bank’s efforts in these areas (for example, as of November 1, 2012, 53% of Executive Vice-Presidents of the bank are women), MÉDAC agreed to withdraw these shareholder proposals.

Notice Respecting Shareholder Proposals:

The Bank Act and Regulations require the following:

•	Shareholder proposals for the 2014 annual meeting must be received by November 13, 2013 (at least 90 days before the anniversary date of the notice of the prior annual meeting)

•

To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular)

•	There are grounds to refuse proposals

•	The proposal and supporting statement together are not to exceed 500 words

This is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

“Corporate governance” refers to the oversight mechanisms and the ways in which a company is governed. The board is elected by shareholders to supervise the management of the business and affairs of the bank with a view to enhancing long-term shareholder value. Corporate governance encompasses our processes and policies, how decisions are made and how the bank deals with the various interests of our many stakeholders, including shareholders, customers, employees and the broader community. The board continually reviews and revises its corporate governance policies and practices in response to evolving concepts of best practices in corporate governance.

Board of Directors – Mandate and Responsibilities

The bank’s corporate governance policies are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the bank.

The board’s mandate is to:

•	Supervise the management of the business and affairs of the bank

•	Maintain the bank’s strength and integrity

•	Oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•	Perform any other duties required by law

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. The bank’s directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

In June 2012, the board completed the annual review and approval of its mandate and the bank’s corporate governance documents. Throughout the year, the board approved additional revisions to the bank’s Corporate Governance Policies and certain other mandates and charters.

Further information on the board’s mandate (as well as the mandates of the chairman, committees, committee chairs and individual directors) is available at www.scotiabank.com under “Corporate Governance.” The website also contains other key documents referred to in this management proxy circular, such as Scotiabank’s Guidelines for Business Conduct and our public disclosure policy and practices statement. The board’s mandate is incorporated by reference into this management proxy circular and is also available at www.sedar.com.

Committees of the board assist the board in fulfilling its responsibilities and duties, and allow directors to share responsibility and devote sufficient time and attention to issues. There are four standing committees of the board, each of which has provided a report in this management proxy circular:

•	Audit and conduct review committee

•	Corporate governance and pension committee

•	Executive and risk committee

•	Human resources committee

The executive and risk committee, during intervals between meetings of the board, may exercise all of the powers of the board, subject to the limitations prescribed by the Bank Act and such limitations as the board may determine from time to time. These responsibilities that are exclusively reserved for the board include the following:

•	Matters requiring shareholder approval, including adopting, amending or repealing the bank’s by-laws

•	Filling a vacancy among directors or a committee of directors or in the office of auditor or appointing additional directors

•	Issuing securities or declaring a dividend

•	Approving a management proxy circular

•	Approving financial statements issued by the bank

The following sections provide a brief overview of how the board and these committees carry out key governance activities.

Strategic Planning

At least one board meeting a year is dedicated to strategic planning. In 2012, the board held two sessions dedicated to strategic planning, and approved the bank’s overall strategy. Throughout the year, the board:

•	Reviews and approves processes for setting appropriate objectives, and developing and implementing business plans

•	Regularly scrutinizes management’s execution of these processes and the results achieved

•	Approves the annual capital plan and profit plan

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•	Approves the bank’s Capital Management Policy, taking into account risks assumed and overseeing that appropriate capital management strategies are in place

•	Assesses the performance of business lines and the bank overall against:

•	Financial and other objectives established in the business plans

•	Past performance

•	Industry peers

While the board delegates day-to-day management of the bank to the bank’s executive management, this is subject to certain limits. New strategic initiatives, acquisitions and investments are presented to the executive and risk committee and/or the board for review and approval.

Risk Assessment

In light of a changing regulatory landscape and the global economic turmoil, the board and its committees have increasingly devoted more time over the last several years to their risk assessment oversight responsibilities. As part of its risk assessment oversight, the board approves all major policies, including management policies relating to credit risk, market and structural risk, liquidity risk, fiduciary risk, operational risk, reputational risk, capital management, internal controls, environmental matters and corporate governance. The board also reviews reports from management on material developments in the bank’s relationship with its primary regulator, OSFI, meets with OSFI to discuss OSFI’s supervisory results, and members of the board meet with OSFI throughout the year to discuss regulatory matters.

Committees of the board take the lead in overseeing that appropriate risk management processes and procedures are in place to identify principal business risks and that the board is regularly updated:

•	Executive and risk committee – which receives:

•	The bank’s Risk Appetite Framework for review prior to recommending it to the board for approval

•	Various risk management policies recommended by management for identifying, accepting, monitoring, managing and reporting on the significant risks to which the bank is exposed for review and approval

•	The bank’s credit risk strategy for review and approval

•	Quarterly reports on the bank’s enterprise risk profile from the GRM department, including review against the bank’s risk appetite and stress testing

•	The bank’s Crisis Management (Recovery) Plan prior to recommending it to the board for approval

•	Audit and conduct review committee – which receives:

•	Quarterly reports (at a minimum) on the bank’s internal control and compliance procedures from the internal audit and compliance departments

•	Annual reports on internal controls from the bank’s shareholders’ auditors (arising from their audit of the bank’s annual financial statements)

•	Human resources committee – which is:

•

Responsible for satisfying itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s material compensation programs and that such procedures are consistent with the bank’s risk management programs

For further information on the bank’s approach to managing risk, see the section “Risk Management” beginning on page 55 in the bank’s 2012 Management’s Discussion & Analysis which is available on the bank’s website and on www.sedar.com.

Internal Controls and Management Information Systems

The board is responsible for overseeing the integrity and effectiveness of the bank’s management information systems and internal controls, including controls over financial reporting and disclosure. In March 2012, the board approved the bank’s amended Internal Control Policy, which charges the internal audit department with providing assurance as to the integrity of the bank’s internal processes and controls. The bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

The bank’s Chief Auditor and the shareholders’ auditors are invited to participate in meetings of the audit and conduct review committee and provide their views. The committee met six times this fiscal year, including at each quarter end. This committee:

•	Assists the board in fulfilling its oversight responsibilities with respect to the bank’s internal control and information systems

•

Oversees the work of identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the bank’s certifications required under section 404 of SOX and under National Instrument 52-109

•	Meets in camera with the Chief Auditor, Chief Financial Officer and Chief Compliance and Regulatory Officer at each meeting

•	Receives reports from management and the internal audit department on the design and operating effectiveness of the bank’s internal controls, and on any material weaknesses

•

Oversees management’s implementation of, and approves procedures for the receipt, retention and resolution of complaints received by the bank regarding accounting or auditing matters, as part of the bank’s Whistleblower Policy and Procedures

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Disclosure of Information

The bank has implemented disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the bank and the board. The bank’s Statement of Disclosure Policy and Practices outlines our intent to disclose all material information about the bank in a timely, accurate and balanced way, and to provide fair and equal access to such information. The bank also keeps the public informed about borrowing costs and transactional fees.

We have a disclosure committee with a board-approved mandate. It is composed of senior officers of the bank, and reports to the CEO. The committee is responsible for:

•	Collectively evaluating events to determine whether they give rise to material information that must be publicly disclosed, and the timing of that disclosure

•	Reviewing core disclosure documents before circulation to the board

•	Reviewing and updating the Statement of Disclosure Policy and Practices, at least annually

•	Updating the bank’s procedures as required

The board approves core disclosure documents, such as this management proxy circular, the annual and interim consolidated financial statements and related management’s discussion & analysis, the annual information form, Form 40-F and any prospectuses.

Each quarter, the bank publishes quarterly financial results, and presents and discusses these results with analysts and investors. The public can access these discussions by telephone or over the internet.

The investor relations department and the bank’s website provide information to investors, customers and other stakeholders. Our Chief Financial Officer, Senior Vice-President of Investor Relations and other officers meet regularly with investment analysts and institutional investors. Questions from the media or the general public are usually referred to our public, corporate & government affairs department.

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President using the contact information on the back cover of this management proxy circular. Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

Succession Planning

The bank’s continued success requires highly capable leaders to execute strategy and drive superior business results today and in the future. With operations in more than 55 countries, our international platform uniquely positions us to identify and develop talent around the globe. It is this strength that makes leadership a competitive advantage for the bank.

The bank has a robust structure in place to identify key people from across our multinational footprint with the ability, aspiration and engagement to take on more senior roles within the organization. The Annual Leadership Resource Planning process is one of its key components, and in 2012 more than 300 Leadership Roundtables were held across the bank to evaluate leadership candidates.

To help identify and assess leadership capability in employees, the bank uses a Leader Profile outlining the behaviours, values and experiences that describe the Scotiabank leader and that are consistent with the bank’s culture. In 2011, the bank updated and strengthened the Leader Profile to ensure that it reflects the demands of the current and future global financial services marketplace.

The bank is committed to developing employees at all levels of the organization, including the most senior roles, and it offers a variety of innovative development tools, resources and experiences. Employees have opportunities to develop through training, coaching, job assignments, experiences and mentoring that are appropriate for their role, career stage and organizational level.

One tool available to employees at the Director level and above is the Talent Profile, which is an online resumé that showcases their career history, leadership competencies, experiences and aspirations.

Responsibility for the bank’s leadership strategy reaches the highest levels of the organization. The board oversees the leadership strategy with the support of the human resources committee. A senior bank officer has primary accountability for managing it, which involves guiding the process of building of the bank’s leadership capability to support sustained high business performance.

The human resources committee regularly reviews the effectiveness of the leadership strategy as it applies to executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. The committee also recommends senior executive appointments for board approval, and regularly assesses candidates for senior roles up to and including the CEO. The chairman of the board is further responsible for overseeing, through participation on the human resources committee, the succession plans in place for key senior management roles.

The board also maintains a contingency plan for an unexpected vacancy in the CEO position to mitigate business risk and ensure continued prudent operation of the bank.

Each year, a new group of high-potential employees from diverse areas of the bank come together. Over several months, they help the executive team shape the bank’s strategic direction by carrying out in-depth research and analysis on strategic issues. This involves pulling together expertise and perspectives from across the bank, which gives Executive Project Office participants a broader, deeper understanding of the bank. Participants also benefit from individual and team coaching and mentoring opportunities.

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Approach to Corporate Governance Issues

The bank’s Corporate Governance Policies are reviewed each year in the context of emerging best practices with a view to enhancing governance. The policies are approved by the board annually. The corporate governance and pension committee takes the lead in:

•	Reviewing the Statement of Corporate Governance Practices in this management proxy circular and recommending it to the board for approval

•	Ensuring that the board’s policies and practices stay current with legislation and best practices in corporate governance

•	Recommending corporate governance policy changes to the board, as appropriate

Approach to the Governance of the Scotiabank Pension Plan

The board of directors has delegated the oversight of the bank’s largest plan, the SPP, to the corporate governance and pension committee, which has, in turn, delegated certain fiduciary plan duties to the Pension Administration and Investment Committee (“PAIC”). The PAIC membership includes the CEO, President, Chief Operating Officer, Chief Financial Officer, Chief Risk Officer, Group Head – Global Human Resources and Communications and independent (non-bank employee) members. The PAIC provides reports on the SPP to the corporate governance and pension committee on a periodic basis. These reports detail investment strategy and performance. Any proposed changes to the SPP are reviewed by the corporate governance and pension committee, which, if the proposed changes are acceptable, recommends the changes to the board for approval. The pension plans that the bank sponsors are all administered in compliance with local laws and applicable practices. Annually, the corporate governance and pension committee is presented with a Global Pension Governance Report by management, which sets forth details on the bank’s pension plans. The governance of the bank’s plans includes supervision by regulators, including the bank’s regulator, OSFI, and the Canadian Association of Pension Supervisory Authorities.

Board Composition and Structure

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors. Between shareholder meetings, the board may appoint additional directors within the maximum number approved by shareholders.

The corporate governance and pension committee regularly reviews the composition of the board to ensure the board has a majority of Canadian residents and an appropriate level of skills, expertise, independence and financial acumen to fulfill the mandate of the board and staff four standing committees (three of which must be composed entirely of independent directors). While the committee considers gender, ethnic background, geographic representation and other personal characteristics that contribute to diversity amongst board members, it is the skills, experience and integrity that are most important in assessing the value an individual could bring and contribution he or she stands to make to the board. The committee submits recommendations on board composition to the board for approval.

All directors identify their respective skills and competencies. This information is used to assess the overall composition of the board. The following matrix sets forth the skills and competencies of the nominated directors:

SKILLS/COMPETENCY	NUMBER OF DIRECTORS WHO POSSESS SKILLS
Leadership Experience as a senior executive at a major organization	14
Strategy Knowledge of and experience with the development and implementation of a strategic plan at a major organization	14
Financial Services Knowledge of and experience with complex financial institutions	8
Risk Management Knowledge of risk management systems and identifying material risks at a major organization. Experience with the development and implementation of risk management systems at a major organization	11
Finance Knowledge of and experience with corporate finance at a major organization	11
Accounting Knowledge of and experience with financial accounting, reporting, internal financial controls and Canadian or U.S. Generally Accepted Accounting Principles and IFRS	5
Human Resources Knowledge of and experience with compensation design and structure, benefits and pensions	13
Legal and Compliance Experience in law (such as being a lawyer either in private practice or in-house) and compliance with complex regulatory regimes	5
Corporate Governance Experience in board and corporate governance of a major organization	13

At fiscal year-end, there were 13 board members – business and community leaders active at the regional, national and international levels. They bring a breadth of expertise to their work, and reflect the bank’s diversified customer base and international reach.

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We are proposing 14 directors for election by shareholders at the meeting on April 9, 2013. Mr. Allan C. Shaw will not be standing for re-election in 2013, as he is retiring from the board in accordance with the board’s term limits. The average tenure of those directors proposed for election is 9.1 years. The board is of the view that the backgrounds, experiences and expertise of the proposed directors equip the board to effectively carry out their duties and supervise the management of the bank’s affairs.

Our Corporate Governance Policies recommend that the board have between 12 and 18 directors, while the Bank Act requires a minimum of seven, of which at least two-thirds must not be affiliated. Given the mix of skills in the proposed members, the board is comfortable that the number of 14 directors proposed for election is appropriate. The board must approve any reductions or increases in the number of board members.

Majority Voting Policy

The bank adopted a majority voting policy in 2005. The bank’s Corporate Governance Policies require that any nominee for director who receives a greater number of “votes withheld” than “votes for” his or her election must offer to resign from the board following the bank’s annual meeting. This policy applies only to uncontested elections – that is, elections in which the number of nominees for director is equal to the number of directors to be elected. The offer to resign will normally be accepted. The corporate governance and pension committee may determine that extenuating circumstances warrant keeping the director on the board, and may make this recommendation to the board.

In either case, the board will disclose the decision in a press release within 90 days of the annual meeting. If a resignation is accepted, the board may appoint a new director to fill the vacancy.

Term Limits

We believe that board composition should reflect a balance among experience and knowledge of the bank’s affairs, renewal and additional expertise. The board approved term limits in December 2010 that became effective April 1, 2011. As of that date, existing directors retire at the earlier of 10 years from April 1, 2011 or age 70, provided that if an existing director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. For directors elected after April 1, 2011, retirement will be the earlier of age 70 or a 15 year term, provided that if a director has not served a 10 year term at the time of achieving age 70, their term will be extended for additional years in order to complete a minimum 10 year term. As discussed under “Committee Operations” on page 68, the board also adopted term limits for board committee chairs in 2012.

Resignation

The bank’s Corporate Governance Policies require a director who makes a change in principal occupation to offer to resign from the board in order to give the board the opportunity to review the impact of the change on the board’s composition. A director will also be deemed to have resigned if he or she was on the board by virtue of being an officer of the bank, has ceased to be an officer of the bank, and has not been requested to serve on the board in an individual capacity.

Director Independence

We are committed to complying with all applicable laws, rules and regulations related to the status of our directors. The bank defines a director who does not have a direct or indirect material relationship with the bank as independent. To assist it in determining the independence of directors, the board has approved Director Independence Standards, which provide a framework for the board to assess any material relationships of the directors with the bank. The Director Independence Standards are derived from the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Each year:

•

The board reviews its directors against these standards, considering all relevant facts and circumstances, including the relationship of the non-management directors to the bank – as well as any relationship to the bank of their spouses, children, principal business affiliations and any other relevant individuals

•	All directors complete a detailed questionnaire to inform this review

•	All directors certify their compliance with Scotiabank’s Guidelines for Business Conduct, including the requirement that they declare any material interest in matters coming before the board

On the recommendation of the corporate governance and pension committee, the board determined that as of December 7, 2012, Richard E. Waugh was the only director determined to be non-independent, due to his position as CEO. Mr. Waugh is also affiliated under the Bank Act due to his management position.

That means 12 of the current 13 directors (92.3%), and 12 of the nominated 14 directors (85.7%) are independent, including the board’s chairman. Brian J. Porter would be non-independent due to his position as President of the bank.

The board also takes appropriate steps to ensure that the board is able to function independent of management. The independent members of the board held an in camera session at every board meeting held in fiscal 2012.

Non-Executive Chairman

We have had a non-executive chairman of the board since 2004. Separating the roles of the CEO and chairman ensures independent leadership. Our non-executive chairman, John T. Mayberry, was appointed to this role effective March 3, 2009. He is responsible for:

•	Leading the board in fulfilling its duties effectively, efficiently and independent of management

•	Ensuring the board has adequate resources to support decision-making requirements

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•	Planning and organizing the activities of the board in consultation with the CEO

•	Ensuring committee functions are carried out and reported to the board

•	Ensuring that independent directors have adequate opportunities to meet and discuss issues without management present during a regular board meeting

•	Chairing the independent board sessions

•	Conducting peer reviews through a process involving meeting with each director individually

•	Participating in the orientation of new directors and continuing education of all directors

•	Advising the CEO and other officers in all matters concerning the interests of the board and relationships between management and the board

•	Acting as a resource for the CEO on major strategy issues, handling of major business issues and matters of corporate governance

•	Providing input to the corporate governance and pension committee on succession plans for the position of chairman of the board

•	Overseeing, through participation in the human resources committee, the succession plans in place for key senior management roles

•	Meeting with representatives of the bank’s regulators, shareholders and other stakeholders on behalf of the board

Mr. Mayberry is currently a member of the audit and conduct review, executive and risk and the corporate governance and pension committees and an ex-officio member of the human resources committee.

Anyone who wishes to correspond directly with the independent directors is invited to contact the chairman of the board, using the contact information on the back cover of this management proxy circular.

Board Position Descriptions

The board has approved mandates for the board, chairman, committee chairs and individual directors. These mandates:

•	Describe the roles and responsibilities of each position

•	Define the limits to management’s authority (in conjunction with board resolutions)

•	Guide board and director assessments

These mandates can be found on our website at www.scotiabank.com in the Corporate Governance section.

Expectations of Directors

In all actions taken by the board, directors are expected to exercise independent business judgment in what they reasonably believe to be in the best interests of the bank. Each director assists the board in fulfilling its mandate of supervising the management of the bank’s business and affairs, to maintain its strength and integrity and to assume explicit stewardship for the bank. Every director is expected to:

•	Regularly attend board and committee meetings, meetings of shareholders and strategic planning sessions

•	Devote the requisite time to board and committee work

•	Maintain an equity investment in the bank in accordance with the bank’s share ownership guidelines for directors

•	Review and approve the bank’s strategic direction and business plan and regularly compare the financial performance and key business lines to the plan

•	Continuously advance his or her knowledge of the bank’s business and relevant trends and developments affecting the bank, so to make a meaningful contribution to the board’s meetings and activities

•	Diligently prepare for each board and committee meeting by reviewing all of the meeting materials

•

Participate in meetings by applying informed judgment to issues before the board, ask questions, express views, make recommendations as appropriate and seek clarification from management when necessary to fully understand the issues before the board

•	Participate in the board’s continuing education programs

•	Ensure personal compliance with the bank’s Guidelines for Business Conduct and the Directors’ Addendum concerning conflicts of interest and any other applicable supplementary guidelines

•	Maintain the confidentiality of all bank information not otherwise disclosed to the public and all matters discussed by the board

The Corporate Governance Policies explicitly require a minimum of 75% attendance at all board and committee meetings. Directors who fail to meet this minimum requirement will meet with the chair of the corporate governance and pension committee to discuss the reasons for the director’s attendance record and the chair will make a recommendation to the board, as necessary, with respect to the director’s continued role on the board.

Director Compensation

The corporate governance and pension committee, composed entirely of independent directors, reviews director compensation annually, taking into account:

•	Directors’ risks and responsibilities

•	Time commitment

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•	Comparative data from other companies, including the bank’s key competitors

Based on this review, the committee may make recommendations on changes in fee structure or compensation components to the board for approval.

In 2012, there was no change to the share ownership guidelines that require directors to hold bank common shares and/or DDSUs with a minimum value of $450,000 within five years of their appointment. In October 2012, the board approved an increase in the compensation paid to the chairman of the board, to better align his compensation with his peer group.

Ten of the 12 independent directors proposed for election already meet the share ownership guidelines. Mr. Waugh is also subject to (and meets) executive share ownership requirements. Eight of the 11 current directors proposed for re-election (excluding Mr. Waugh) take 100% of their compensation in DDSUs. Mr. Waugh does not and Mr. Porter would not receive fees for acting as a director. Further details on director compensation can be found in the “Directors’ Compensation” section in this management proxy circular starting on page 13.

Nomination of Directors

The corporate governance and pension committee, composed entirely of independent directors, acts as the nominating committee for the board. The committee:

•	Determines selection criteria for board and committee members

•	Maintains a matrix of the skills, experiences and competencies required on the board against those of each of the current directors

•	Proposes (for board approval) candidates for vacant or new director positions

Directors are chosen for their ability to contribute to the broad range of issues that the board addresses. The committee ensures that at all times the board includes members with expertise in:

–	Banking
–	Management
–	Law
–	Finance
–	Financial Institutions
–	Retail business
–	International business and markets
–	Corporate and capital markets
–	Accounting
–	Public policy
–	Economics
–	Brand management
–	Governance
–	Risk

The committee maintains an evergreen list of potential director candidates, engaging external advisors as necessary to assist in identifying candidates with appropriate skills and experience. Current board members are encouraged to recommend candidates for inclusion on the list.

In reviewing potential candidates, the committee and the board look for:

•	Prominence in business, institutions or professions

•	Residency in and familiarity with geographic regions where the bank carries on business

•	Integrity, honesty and the ability to generate public confidence

•	Demonstrated sound and independent business judgment

•	Financial literacy

•	Experience with financial institutions

•	Knowledge and appreciation of public issues

•	Familiarity with local, national and international affairs

•	Competencies and skills that the board considers each existing director to possess and that the board considers necessary for the board, as a whole, to possess

•	Assurance that the individual will be able to devote sufficient time to board and committee work (number of public directorships already held is a factor considered)

Candidates meet with the chair of the corporate governance and pension committee, the board chairman and the CEO prior to nomination to discuss the board’s expectations with respect to director contribution and commitment requirements.

Other Public Company Directorships

In order to ensure a director is able to devote the requisite time and attention to the bank’s affairs, the board amended its Corporate Governance Policies in fiscal 2012 to include guidelines related to other public company directorships. The following are the guidelines to be considered by the corporate governance and pension committee in reviewing other public company directorships held by potential director candidates or existing directors:

•

Directors who are chief executive officers or other senior executives of public companies should hold no more than three other public company directorships (including membership on the board of the company at which the individual is chief executive officer or a senior executive officer)

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•

Directors who are employees with non-public companies or other entities, or employees of public companies (other than in a senior officer capacity) should hold no more than four other public company directorships (including membership on the board of the company at which the individual is employed)

•	For all other directors, individuals should hold no more than five other public company directorships

The corporate governance and pension committee has the discretion to determine, in certain circumstances, whether a director candidate or existing director is able to hold other public company directorships that exceed the guidelines and will report its decision to the board.

No director of the bank may be a member of the board of directors of an unaffiliated financial institution (which includes another bank, trust company or insurance company), without the prior approval of the corporate governance and pension committee and the confirmation of the Executive Vice-President, General Counsel and Secretary.

Each year, the board reviews potential conflicts of interest and interlocking directorships of current directors. Under the bank’s Corporate Governance Policies, no more than two directors may sit on the same public company board without the consent of the corporate governance and pension committee. At the end of the 2012 fiscal year, there was only one public company interlocking directorship among the bank’s directors, which involved two directors.

The board’s policy is that no director may sit on more than three audit committees of public company boards without the consent of the corporate governance and pension committee and the board. No such consent has been required as no directors currently sit on more than three public company audit committees.

Board Committees

Committee Composition

Each non-management director is expected to be a member of at least one committee. Presently, all directors are members of at least one standing committee and all committee chairs serve on one other committee. The executive and risk committee membership includes the chairs of the other three committees. Ten directors currently sit on two or more committees. Committee membership rotates periodically. The charter for each of the board’s four standing committees sets out its composition requirements. Committee composition complies with all CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors.

At least once a year, the corporate governance and pension committee reviews committee composition, recommends committee chairs and takes recommendations to the board for approval.

The executive and risk committee currently has one management, non-independent director – Mr. Waugh – but the other committee members are independent. The other three committees are composed entirely of independent directors.

The following chart sets out current committee members:

■ Member	Designated Financial Expert

	AUDIT AND CONDUCT REVIEW	CORPORATE GOVERNANCE AND PENSION	EXECUTIVE AND RISK	HUMAN RESOURCES
Ronald A. Brenneman			■	■
C.J. Chen		■
David A. Dodge			■
N. Ashleigh Everett		■ (Chair)	■
John C. Kerr			■	■ (Chair)
John T. Mayberry	■	■	■	■*
Thomas C. O’Neill	■ (Chair)		■
Indira V. Samarasekera	■			■
Susan L. Segal	■	■
Allan C. Shaw			■ (Chair)	■
Paul D. Sobey	■	■
Barbara S. Thomas	■			■
Richard E. Waugh			■**

*	John T. Mayberry – Chairman of the board and ex-officio member of the human resources committee

**	Non-independent director

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Committee Operations

At least annually, the corporate governance and pension committee also reviews committee leadership and recommends directors (for board approval) to chair each committee. The board recently approved term limits for its committee chairs. Effective September 2012 and subject to the board’s term limits, each committee chair’s term is three years, with the possibility of an extended term of up to an additional two years. The committee chair:

•	Must be an independent director

•	Facilitates the functioning of the committee independent of management

•	Is responsible for overseeing the orientation of new committee members

•

Provides input to the chairman of the board and the chair of the corporate governance and pension committee on succession planning with respect to the committee chair position and the committee composition generally

•	Manages the operations of the committee to successfully fulfill its charter and address any other matters delegated to it

•	Presides over all committee meetings, sets the agenda and ensures that committee members have the information and resources required to fulfill their duties

•	Reports to the board on what was discussed and any decisions or recommendations

Each committee reviews its charter annually to ensure it reflects best practices and applicable regulatory requirements. The committee reports the results of this review to the corporate governance and pension committee. Any changes to charters are approved by the board. This past year, the board approved changes to the executive and risk and human resources committee charters to include specific committee member qualifications with a view to ensuring effective committee operations. The executive and risk committee charter now mandates that each member of the committee should have an understanding of issues related to risk management or related business experience, or be willing or able to acquire the requisite knowledge within a reasonable period of time. The human resources committee charter similarly mandates that all members should have an understanding of issues related to human resources, leadership or compensation or be willing to acquire such knowledge within a reasonable period of time.

Board committees may, in their sole discretion, engage outside advisors or consultants as necessary and have the authority to approve consultant fees and contracts.

Board Orientation and Continuing Education

The corporate governance and pension committee is responsible for ensuring that all directors:

•	Fully understand the nature of their roles, responsibilities and duties as board members

•	Are knowledgeable about the nature and operation of the bank’s business

Directors receive individual orientation that reflects their knowledge, skills, experience and education. New directors:

•

Receive orientation packages that explain key legal requirements, the bank’s by-laws, the duties and responsibilities of directors, bank and board policies and procedures, an overview of our business lines and organizational charts, and copies of public disclosure documents

•

Receive the Corporate Governance Information Book which includes information on corporate governance, directors’ duties and responsibilities, the board and its committees, the Bank Act and other applicable legal requirements, insider reporting and Scotiabank’s Guidelines for Business Conduct

•	Meet with the CEO and other executive officers throughout the year

•	Become a member of at least one board committee

•

May, by invitation, attend meetings of other committees for learning purposes, or request copies of committee minutes (all directors receive verbal reports by the committee chairs on the proceedings of each committee at the board meetings). During the 2012 fiscal year, for educational and informational purposes, Ms. Segal attended one meeting of the audit and conduct review committee and one meeting of the corporate governance and pension committee. Ms. Segal was subsequently appointed to the audit and conduct review committee and the corporate governance and pension committee

Since her appointment to the board in December 2011, Ms. Segal has been participating in the bank’s new director educational sessions, where she has met with representatives from the bank’s business lines and control functions.

The board has approved a Guideline on Directors’ Orientation and Continuing Education, which outlines our commitment to director education, the responsibilities of the corporate governance and pension committee and guidelines on what education and orientation programs will cover. A priority of this guideline is to have new directors fully engaged as quickly as possible and to enhance the effectiveness of the board and board committees. All directors are expected to participate in education programs – both by attending sessions and suggesting topics of interest. The bank’s education program is designed to ensure that directors have opportunities to update their knowledge of regulatory developments, business initiatives and other issues affecting the bank’s operations so they may more effectively carry out their responsibilities.

On an ongoing basis, the bank:

•	Ensures that directors have timely access to materials and information required to properly discharge their responsibilities

•

Maintains a secure directors’ electronic delivery system for prompt dissemination of information and provides published information, articles of interest and other relevant materials to directors in between meetings

•	Conducts information sessions for directors on significant, specialized or complex aspects of business operations

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•

Encourages directors to attend committee meetings for educational purposes, prior to their appointments to those committees. In 2012, Mr. O’Neill attended two meetings of the executive and risk committee (one of which was a joint meeting with the human resources committee), and Mr. Brenneman attended two meetings of the executive and risk committee. Mr. Brenneman and Mr. O’Neill were subsequently appointed as members of the executive and risk committee

•

Schedules at least one off-site board meeting a year to familiarize directors with regional and international operations, including visits to the bank’s operations and meetings with local senior management

•	In 2012, the board met in Saskatoon, as part of the annual shareholder meeting, and in Nova Scotia for the board’s annual strategy work session

•	Canvasses directors for suggestions as to topics and issues about which they would like to receive a seminar, briefing or a report

All of the directors are members of the Institute of Corporate Directors (“ICD”) and have access to ICD events designed to foster director education and advocate for best practices in governance.

During the 2012 calendar year, directors participated in educational sessions and/or received educational materials on the topics outlined below.

EDUCATIONAL SESSIONS	DATE	BOARD/COMMITTEE

Global Wealth Management

Educational session by Global Wealth Management on recent achievements, developments and strategic priorities affecting the bank’s global asset management, global wealth distribution, Global Transaction Banking and insurance segments

	January 2012	Board

Portfolio Overview

Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, aerospace and shipping, telecom and media, mining, automotive, real estate, consumer and healthcare

	All 2012 ERC meetings	ERC
Canadian Banking – Retail Customer Service Educational session by Canadian Banking on recent developments, initiatives, and the bank’s focus in retail customer service	March 2012	Board
Regional Business Educational session by the senior regional leader of the bank on retail and small business banking, leadership structure, market competition and market trends in the Prairie region	April 2012	Board
Global Risk Management – Trading Risk Educational session by Global Risk Management and Global Banking and Markets on the bank’s risk governance structures, policies and processes	May 2012	Board
OSFI Regulatory Update Educational update by Compliance on various regulatory matters including compliance, risk management and corporate governance and areas of focus	May 2012	Board
Operational Risk Educational session by Global Risk Management on operational risk	May 2012	Board
Investor Relations Educational update by Investor Relations on the bank’s shareholder profile, investor relations program, key investor issues and analysts and rating agencies	June 2012	Board
International Banking – Consumer Finance Educational session on consumer and micro finance, the bank’s approach to this segment, and the risks, returns and outlook for this segment	September 2012	Board
Risk MIS Framework Educational update by Global Risk Management on the bank’s initiatives with respect to its Management Information Systems Framework	October 2012	Board
Governance for Strengthened Risk Management Educational update on the IIF Task Force on Risk Governance, addressing risk governance weaknesses as highlighted in the financial crisis	October 2012	Board
Global Banking and Markets Educational session by Global Banking and Markets on the execution of its strategic plan over the past four years and its focus going forward	December 2012	Board

Legend:
ERC – Executive and Risk Committee

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Performance Assessments

Board Effectiveness

The corporate governance and pension committee, in conjunction with the chairman of the board, conducts an annual assessment of the board’s effectiveness and contribution as part of its effort to continually look for ways to improve its performance. There are three components to this assessment:

•	Self-assessment

•	Board assessment

•	Peer evaluations

The board reviews the assessment tools and frequency of assessments each year and updates them as necessary to reflect evolving rules and practices, as well as any changes to the board mandate and committee charters.

The chart below indicates who is involved in the various performance evaluations:

EVALUATING	EVALUATOR
	CHAIRMAN OF THE BOARD	CHAIR OF THE CORPORATE GOVERNANCE AND PENSION COMMITTEE	INDIVIDUAL DIRECTORS
Board performance	✓		✓
Committee performance			Members of the individual committees
Chairman of the Board’s performance			✓
Committee Chairs’ performance			Members of the individual committees
Individual Director performance (including self-assessments)	✓	✓	✓

Each year, all members of the board complete a detailed governance self-assessment questionnaire, the content of which is determined by the corporate governance and pension committee. The results are summarized by the Assistant Corporate Secretary, who keeps the knowledge of who said what strictly confidential, to encourage full and frank commentary on all aspects of the board’s operations. Once this summary report is complete, the chair of the corporate governance and pension committee:

•	Reviews the results with the chairman of the board

•	Provides the board with the committee’s findings and recommendations, as well as a summary of the survey results

•

Meets, along with the chairman of the board, with each individual director to discuss his or her views on the board’s effectiveness, the performance of each board committee, his or her own performance, the board’s orientation and education program, and any other issues relating to board effectiveness. Each director is given an opportunity to comment on the performance of his or her peers. The chairman of the board also participates in these meetings, although he is excused for a portion of each meeting to give each director an opportunity to comment on the chairman’s performance

As part of the annual governance questionnaire, each director assesses the board against the responsibilities set out in its mandate. Similarly, the members of each committee do the same against the relevant committee charter. Directors also assess the chairman’s performance. They may comment on their access to him, and on the manner in which he conducts board meetings. The board assessment process provides an opportunity for directors to comment on management performance, as well as their access to and communication with senior management.

In addition to providing valuable information on where the board needs to focus effort to improve its performance, the process encourages discussion of new corporate governance and education initiatives. The chair of the corporate governance and pension committee is required to develop a process, through the chairman of the board, to monitor the board’s progress in addressing issues identified in the board’s self-assessments. This includes working with other committee chairs, as required, to follow up on matters raised and take actions as required. With the consent of the chairman of the board, the CEO may provide feedback to senior management on topics discussed. In 2012, the annual assessment process results confirmed that the board and committees were performing well.

Senior Executive Management Performance

The board believes that a successful governance structure at the bank depends heavily on honest, skilled and industrious management. The human resources committee, which does not include any current chief executive officers of other public companies, approves mandates that outline roles and responsibilities for all executive management positions (including the CEO). The executive and risk committee also approves the mandate for the bank’s Chief Risk Officer and the audit and conduct review committee approves the mandate for the bank’s Chief Financial Officer. Each year, the committee measures the CEO’s performance against his mandate and predetermined short- and long-term objectives. The board reviews this assessment and the assessments of the performance of other executive officers that are included in the committee’s report on executive compensation in this management proxy circular.

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Ethical Business Conduct

Scotiabank’s Guidelines for Business Conduct serve as the bank’s code of ethics – a framework for ethical behavior based on the bank’s mission and values and on applicable laws and regulations. They were last revised and approved by the board in October 2012. They apply to all directors, officers and employees of the bank and its subsidiaries.

Every new bank employee is required to review the guidelines before beginning work. Every year, each director, officer and employee of the bank is required to provide written confirmation that he or she has re-read the guidelines and has complied with them during that fiscal year.

The board monitors compliance through the audit and conduct review committee, which:

•	Receives an annual report on compliance with the guidelines, including notices of any material deviation from them and any corrective action taken by the bank

•	Reports to the board its assessment of the appropriateness and effectiveness of processes in place for ensuring compliance, any reports it receives of material deviations and the bank’s response

Amendments to the guidelines and waivers, if any, for directors and executive officers must be approved by the board and disclosed in accordance with applicable securities laws. The guidelines and any amendments to the guidelines are available on the bank’s website. There were no waivers granted in fiscal 2012.

As directors may be subject to standards that are different from and higher than those for officers and employees, directors must also comply with the terms of a directors’ addendum to the guidelines, which deals specifically with matters of particular concern to directors. This addendum covers topics such as conflicts of interest and was last revised and approved by the board in 2009. From time to time, matters may come before the board where a director may have a conflict of interest. If and when such matters arise, the director will declare him or herself as having a conflict of interest, will leave the room and will not participate in the discussions and any vote on that matter. Through an annual directors’ questionnaire, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the board and management in identifying conflict of interest situations in advance. The board also complies with all Bank Act requirements with respect to conflicts of interest.

As part of its commitment to support ethical decision-making, the board ensures that effective mechanisms are in place for employees to raise ethical concerns. In October 2012, the board approved amendments to the bank’s Whistleblower Policy and Procedures. The Whistleblower Policy provides for a toll-free hotline and a website maintained by an independent third party. Employees can use either mechanism to anonymously and confidentially report any accounting and auditing concerns, suspected fraudulent activity or breach of the bank’s guidelines. If employees prefer, they can go to their supervisor or the bank’s Chief Auditor with any financial reporting concerns or to Global Compliance with any regulatory compliance concerns. The Whistleblower Policy has processes in place to protect employees who raise issues, provide information, or assist in an investigation of securities fraud or related crimes.

Any significant concerns will be communicated to the chair of the audit and conduct review committee and executive management. They will be investigated by independent external or internal parties and appropriate action will be taken.

External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns, using the contact information on the back cover of this management proxy circular.

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Stakeholder Communications

Investors

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor
Relations, Finance Department:

The Bank of Nova Scotia
44 King Street West
Toronto, Ontario, Canada M5H 1H1
Tel.: (416) 775-0798
Fax: (416) 866-7867
Email: investor.relations@scotiabank.com

Independent Directors	Anyone who wishes to correspond directly with the independent directors can write to the: Chairman of the Board of Directors The Bank of Nova Scotia 44 King Street West Toronto, Ontario, Canada M5H 1H1
Executive Compensation

Shareholders who wish to ask questions or make comments related to executive compensation, may do so by sending an email to executive.compensation@scotiabank.com. You can also mail questions or comments to the:

Chair of the Human Resources Committee of the Board of Directors
The Bank of Nova Scotia
44 King Street West
Toronto, Ontario, Canada M5H 1H1

Customers

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to:

Office of the President – Customer Concerns
The Bank of Nova Scotia
44 King Street West
Toronto, Ontario, Canada M5H 1H1
OR by phone at:
(416) 933-1700 or toll free 1 (877) 700-0043
OR by email at:
mail.president@scotiabank.com

Shareholders	For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the bank’s transfer agent:
	Computershare Trust Company of Canada	Co-Transfer Agent (U.S.A.)
	100 University Avenue, 9th floor	Computershare Trust Company N.A.
	Toronto, Ontario, Canada M5J 2Y1	250 Royall Street
	Tel.: 1 (877) 982-8767	Canton, MA 02021, U.S.A.
	Fax: 1 (888) 453-0330	Tel.: 1 (800) 962-4284
Email: service@computershare.com

Annual Reports and Quarterly Reports

If you are a registered shareholder and wish to receive (or continue to receive) quarterly interim financial statements and interim management’s discussion & analysis by mail during 2013, you must mark the request box at the bottom of your form of proxy. Other shareholders who wish to receive this information must mark the request box on the voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and management’s discussion & analysis are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Scotiabank’s Annual Report because multiple registered shareholders reside at that address. If you are a registered shareholder, you may instruct us not to send Annual Reports (containing annual financial statements and annual management’s discussion & analysis) by marking the Annual Report Waiver box at the bottom of the proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If you are a registered shareholder and do not mark the box, you will continue to receive Annual Reports.

® Registered trademark of The Bank of Nova Scotia.